

GARMIN

Follow the leader.

2007 ANNUAL REPORT

TABLE OF CONTENTS

2007 HIGHLIGHTS

- > Revenue of $3.18 billion, up 79%
- > Net income of $855 million, up 66%
- > Sold more personal navigation devices than any other company worldwide
- > Acquired distributors in Germany, France, Italy and Spain and increased European market share
- > Acquired Digital Cyclone, Inc., a leader in providing personalized weather intelligence for wireless devices
- > Acquired the assets of Nautamatic Marine Systems, Inc., makers of marine autopilot technology

TO OUR SHAREHOLDERS

As I reflect on 2007, I am proud to note that the efforts of our associates, distributors and suppliers have resulted in a year of unprecedented growth. In 2007 we saw double- or triple-digit revenue growth in all four business segments: automotive and mobile, outdoor and fitness, aviation, and marine. We also reached a milestone of 31 million units shipped since our company's inception. The Garmin family is expanding, too. In 2007 we welcomed our distributors in France, Germany, Spain and Italy to the company. That, along with increased hiring at our existing facilities, brings our total employment as of December 31, 2007, to nearly 8,500 associates worldwide.

In 2007 we also signed a six-year extension to our agreement with NAVTEQ, our digital map data supplier. This extension ensures the availability of quality mapping data for our customers and provides a basis for collaboration in developing enhanced mapping capabilities.

Yet even with so much growth and change, Garmin has never wavered from our mission: to enrich the lives of our customers, suppliers, distributors, associates and stockholders by designing, manufacturing and selling navigation and communication products that provide superior quality, safety and operational features, lower cost of manufacturing and ownership, and sufficient profits to support desired company growth.

Garmin's customers know that they can depend on us for innovation, quality, reliability and support. This gives us a strong, enthusiastic following in each of our market segments. We have operations on three continents: North America, Europe and Asia. As consumer demand for GPS technology increases, especially in the automotive market, Garmin has opportunities to deliver new, innovative products to consumers.

Our growing company requires strong, dedicated leadership to direct our future endeavors. Accordingly, I am delighted that Cliff Pemble has taken on the role of President and Chief Operating Officer of Garmin Ltd. Cliff has also succeeded me as President of Garmin International, Inc. and assumed direct supervision of all North American Garmin subsidiaries. Cliff has been an instrumental part of this company since its inception and has the ability to lead and to serve in all markets. I am confident that his past experiences and his vision for the future will promote our company's success for many years to come.

I will continue to serve as Chairman and CEO of Garmin Ltd. and Garmin International, Inc., and will partner with Cliff to provide corporate leadership. Handing off leadership duties to Cliff will allow me to devote more of my time to business development, strategic planning and the development of our Asia-Pacific business initiatives.

These developments give me great personal satisfaction as well as confidence that our company is poised for continued growth.

Finally, I'd like to extend my appreciation to our associates, distributors, shareholders and customers around the globe whose enthusiasm for, and belief in, our products is responsible for Garmin's continued success.



Dr. Min H. Kao, Chairman and CEO


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Garmin, a pioneer in the field of GPS technology in 1989, still leads the way today. The insight and dedication that led our founders to bring GPS to the consumer market remain an integral part of our company. We continually challenge ourselves to find new ways of bringing our innovative technology to everyday applications. This spirit of leadership has led Garmin to repeated success in a market that barely existed 18 years ago.

Garmin designs, manufactures and markets navigation, communication and information devices, many of which are enabled by GPS (global positioning system) technology. GPS uses satellites to locate a user's position, display it on an electronic map and provide guidance to other locations on Earth. We manage our operations through facilities in North America, Europe and Asia. Garmin is a leader in the general aviation and consumer markets with products serving aviation, marine, outdoor, fitness, automotive, mobile electronics and wireless applications.

"Garmin achieved the worldwide number one spot for mobile navigation devices in 2007."

CANALYS, INDEPENDENT TECHNOLOGY MARKET ANALYST FIRM

While expanding our markets to serve our customers, Garmin has seen great success. We introduced many new products in 2007 and generated $3.18 billion in revenue. This represents Garmin's 17th consecutive year of revenue growth since we delivered our first products in 1991. Since inception, Garmin has shipped more than 31 million units, with more than 12.3 million units sold in 2007 alone.

Garmin is the world leader in PND (personal navigation device) sales. This year we solidified our European presence by acquiring our distributors in Italy, Spain, France and Germany. These acquisitions, along with increased marketing and growing demand, led to an increase of 63% in European revenue. Asian revenue was up 66%, and North American revenue led the way with an 89% increase. Each individual market segment also increased. Automotive and mobile revenues were up an impressive 115% from 2006. Aviation increased by 27% and marine by 22%. The outdoor and fitness market increased 19%.

The most successful leaders do not rest on past accomplishments, and neither will Garmin. In the coming year, we look forward to the challenge of increasing our PND market share in the emerging markets of Asia and Australia. And, as always, our innovative research and development teams will continue to create new, more useful and affordable ways to bring GPS technology to consumers in every market.

Leadership— it's what Garmin has been doing from the beginning, and we plan to continue the adventure.



Aviation is Garmin's most mature market, and it also has a loyal, enthusiastic following. Pilots depend on Garmin avionics and portable systems to add safety and improved situational awareness to every flight.

Since inception, Garmin has delivered more than 5,000 integrated flight deck systems to OEMs (original equipment manufacturers). Piper's new PiperJet, available in 2010, will feature the latest Garmin avionics when it is released. Socata will be using the G1000® in the TBM 850 with deliveries beginning in January 2008; and Diamond's upcoming single, the DA50, will sport the G1000, too. Piper selected the G1000 all-glass cockpit as an option on its Saratoga II TC and Piper 6X. A trio of exciting announcements came from September's National Business Aviation Association (NBAA) meeting and convention. The G1000 will be available as a retrofit option on the King Air 200 and B200. Cessna also selected the G1000 integrated avionics suite for the Caravan series of turboprops.

"The cockpit was underwater for almost four hours and the Garmin 496 was still functioning.

P.R., TESTIMONIALS PAGE 22

Garmin's successful G1000 is the only general aviation cockpit system that can provide all essential cockpit technologies in a single, highly integrated system, including all primary flight, navigation, autopilot, terrain avoidance, communication, and engine and aircraft sensor data on the dual 10-inch, XGA-resolution displays. The physical architecture of the system lends itself to easy installation and service, which lowers ownership costs. The system is also expandable, making it possible to add new technologies and capabilities as they become available. The avionics suite is WAAS (wide area augmentation system) certified and offers outstanding situational awareness for flight management, aircraft control, traffic, terrain and weather.

The GMX 200™ MFD (multi-function display) that Garmin introduced in 2006 was delivered to enthusiastic consumers in 2007. The GMX 200 raises the bar and includes a high resolution display (640 x 480 pixels) with a viewing area that is almost 20% larger than other panel mounted MFD units. An advanced backlighting scheme dramatically improves the color and contrast, resulting in chart depictions and images that are brighter and more vivid in all lighting conditions. A unique split screen function allows the pilot to simultaneously view two charting options along with the vertical profile for the elevation of the terrain along the route of flight.

The GTX 328 Mode S transponder was introduced in Europe to satisfy the European requirements for a Mode S solution that meets the reduced certification requirements for the VFR Mode S mandate.

Garmin also introduced an all-glass panel avionics suite, the G900X™, designed for kitplane builders of the popular Lancair and Van's RV-series aircraft.

Pilot My-Cast™ is a subscription-based mobile phone application with innovative new-in-2007 features that let pilots wirelessly file a flight plan, view graphical winds aloft and PIREPS, and check FA. These new services join other features such as NEXRAD, METARs and TAFs displayed in text and graphic formats, moving weather maps, lightning data, SIGMETs, AIRMETs, PIREPs, visible and infrared satellite loops, textual winds aloft and more.

Garmin also completed more than 18,000 WAAS upgrades for customers and saw continued growth in WAAS-enabled panel mount upgrades. A WAAS-capable receiver delivers position accuracy of better than three meters 95% of the time, enabling pilots to determine their precise locations.

The full-featured GPSMAP® 496 remains one of Garmin's strongest portable aviation units. Though the aviation portable market is mature, Garmin continues to increase revenue and units sold by introducing new and innovative products in the market. Portable aviation unit revenue increased 5% in 2007.

Commitment to our loyal aviation customers doesn't end in product development. We back up those products with dedicated support teams. In September, Aviation International News delivered the news that Garmin's aviation product support team had been ranked number one for the fourth year in a row. According to the magazine, "By and large, pilots and mechanics were effusive in their praise for Garmin's products, judging the quality as 'good' to 'excellent' and support among the industry's best."



Garmin's automotive and mobile segment saw significant expansion in North America, Europe and Asia in 2007 with a 115% increase in revenue from 2006. Total revenue for this segment was over $2.3 billion. The automotive and mobile segment is Garmin's highest volume market, and within this segment Garmin has created a device for nearly every customer at every price point.

The popularity of GPS navigation continues to grow as consumers embrace the technology that takes the guesswork out of driving. Portable devices, like Garmin's sleek, slim nüvi®, transition easily from vehicle mode to pedestrian mode for exploration after the car is parked. Garmin is focused on creating products that suit a wide range of lifestyles. The most popular nüvi around the world was the nüvi 200, with a low price and simple operation. Yet sales were also strong for the feature-rich nüvi navigators that include the customers' choice of widescreen displays, maps for both Europe and North America, Bluetooth® wireless technology, MP3 music players, FM transmitters, traffic and a variety of enhanced data from MSN® Direct. Fourteen new nüvi models were introduced in 2007.

nüvi proved to be a leader on and off the streets, garnering numerous awards in 2007, including Editor's Choice awards from GPS Magazine and PC Magazine; Best of Adventure Gear from National Geographic Magazine; and Best of 2007 from Amazon.com.

The budget-conscious zūmo® 450 model joined the family of motorcycle GPS navigators in 2007. The 450 kept the glove-friendly left hand buttons and large 3.5-inch touchscreen of the 550 but culled the Bluetooth wireless technology, text-to-speech and XM® satellite radio to decrease the price.

"None of them was as easy to use, or as accurate, as the Garmin."

K.W., TESTIMONIALS PAGE 22

Garmin also offers a line of Garmin Mobile™ solutions to add our popular navigation features to smartphones, laptops and other electronics that go on the road with customers. All Garmin Mobile products feature the simple user interface of a Garmin PND, along with mapping, turn-by-turn directions and millions of points of interest like hotels, restaurants, ATMs and more.

In 2007 the Garmin Online™ suite of features was added. Garmin Online is accessed through the consumer's mobile phone data plan and gives users access to real-time weather, traffic, fuel prices and hotel information.

For customers who prefer a service without subscription fees, we created Garmin Mobile XT. This software comes on a plug-in SD card and works in smartphones with internal GPS. The Peer Points™ feature gives users the benefit of routing to the location of a contact in their phone's address book or to a calendar appointment (on supported platforms). It also enables users to send their positions to any other phone, and to view and navigate to the location of other Garmin Mobile XT users.

Whether using a PND, a built-in navigation system or a smartphone, our customers can count on Garmin's innovative mapping products to lead the way.





AUTOMOTIVE AND MOBILE

Garmin has not only expanded our PND offerings, but has also continued to develop our relationships with automotive OEMs. In North America Garmin announced partnerships for dealer-installed options or accessories with six automotive manufacturers: Ford, Mazda, Nissan, Honda, BMW and MINI. European OEM partnerships were made with Land Rover, Volvo, Honda, Suzuki, Ford Europe and EuropCar.

Garmin provides products to automotive dealers in three formats: dealer accessories, dealer options and OEM embedded. Dealer accessory business comes from nüvi units for the dealer to sell to the customer as an option or to give as an incentive. These nüvis often include customized points of interest that make it easy for the customer to find dealer-authorized parts and service centers around the country. Dealer option business involves custom mounts installed into the vehicle to make it simple for a customer to dock a nüvi in the vehicle. Dealers can order these mounts to come on the vehicle or install them afterward. OEM embedded products are line fit into the vehicle at the factory. Garmin worked closely with Volvo International to make the nüvi 760 compatible with Volvo's strict crash safety standards.

Automotive OEM dealers continue to seek an ultra-low cost navigation solution. With newly regionalized R&D and engineering in North America, Europe and Asia, Garmin is in a strong position to provide a high quality, cost effective solution.

Garmin also continued its expansion in the rental car market in 2007 by announcing agreements to supply GPS navigation devices to National Car Rental and Alamo Rent A Car.

That place is like one eternal roundabout, but I knew exactly where I was going because of your wonderful sat nav!

J.S., TESTIMONIALS PAGE 22

Partnerships with leading electronics companies have also proved successful. In 2007 the Kenwood DNX 7100 was one of the best-selling vehicle multimedia devices to be installed aftermarket, garnering 30% market share. It includes embedded Garmin navigation along with media features (iPod connectivity, Bluetooth, video, satellite radio) from Kenwood. Garmin has also partnered with Panasonic to continue to create more robust automotive aftermarket devices in 2008.

Garmin's strategy of providing navigation options before, during and after an automotive purchase makes it easier for more consumers to experience Garmin navigation in their vehicles.


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Serious mariners and weekend fishermen alike depend on quality Garmin chartplotters, radars, fishfinders and autopilots to enhance their time on the water. And in 2007 Garmin solidified its position as a leading innovator in the marine market with the release of a wide array of electronics for the Garmin Marine Network.

Form and function share the lead role in Garmin's new line of marine electronics. The redesigned user interface helps mariners quickly and intuitively select the information they need on all of Garmin's new chartplotters, sonar and combination units. Every chartplotter released in 2007 came preloaded with an enhanced worldwide satellite imagery basemap to improve upon the standard vector chart format. Also, the addition of an elegant flatscreen physical design complements the look of today's boats. The touchscreen eliminates the need for "hard" buttons, a valuable space saver on smaller helms.

"The Garmin GPS and radar became my eyes."

M.P., TESTIMONIALS PAGE 22

The revolutionary 5000 series chartplotters have captured much interest in Europe and the United States. These large 15-inch displays mount flush with the helm and provide a huge screen of customizable information. Garmin offers two models: the GPSMAP® 5015 with an enhanced worldwide satellite imagery basemap; and the GPSMAP 5215, which comes preloaded with highly detailed U.S. coastal charts and Explorer Charts for the Bahamas.

Garmin's GHP™ 10 marine autopilot system is a new generation of the TR-1 Gladiator autopilot. Garmin acquired the assets of Nautamatic Marine Systems, Inc., developer of the TR-1, in March 2007. This new system for hydraulically steered boats features Shadow Drive™, a patented capability that automatically disengages the autopilot if the helm is turned, allowing for quick manual maneuvers. Once a steady course is re-established by the helmsman, the autopilot automatically re-engages. The GHP 10 employs the industry-standard NMEA 2000 interface and is designed primarily for 30-foot to 70-foot recreational powerboats that use outboard, inboard or stern drives with hydraulic steering. In 2007 Viking Yachts completed its first factory installation of the Garmin TR-1 Gladiator autopilot.

Garmin electronics are becoming accepted as the premium marine electronics brand of choice on bigger boats. As the trend is for boat builders of all sizes to outfit more boats with electronics at the factory, Garmin has sought and won many more OEM partnerships.

FourWinns Powerboats is using the GPSMAP 430S as the standard chartplotter on its boats. Mainship Luhrs will be using the complete Garmin marine line on its 34-foot trawlers; this includes the GPSMAP 4212, Garmin autopilot, sounder, weather and GMR™ 24 radar. And the United States Customs Department has specified all-Garmin marine electronics for 140 new Homeland Security safe boats.

Also new this year, BlueChart® g2 Vision™ cartography from Garmin adds high-detail charting plus high-resolution satellite images for incredible 3-D perspective above and below water. Auto Guidance technology suggests the best passage to a destination and aerial reference photography provides "real world" satellite photos of ports, marinas, harbors and other points of interest offering the mariner another powerful tool for navigating unfamiliar waters.

Outdoor enthusiasts who split their time among boating, hunting and fishing continue to enjoy Garmin's rugged GPSMAP® 76 series. These mariner-friendly handheld devices are WAAS-enabled and completely submersible; they'll even float if dropped overboard. Basemaps come preloaded, but consumers can use Garmin MapSource® SD cards to add more detailed cartography such as BlueChart for offshore detail or City Navigator® for traveling on land.


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Clear away the mud and dust, then you'll see it's a Garmin. Our wide array of handheld GPS navigators for outdoor exploration is no stranger to the elements. Hikers, climbers, snowmobilers, geocachers and even soldiers trust Garmin to lead them to adventure and then back home again.

Garmin experienced steady growth in the outdoor and fitness market in 2007. Product sales were driven by upgrades to the Rino® and eTrex® lines. High-sensitivity GPS receivers were added to most units, allowing users to readily acquire and maintain a GPS fix even in challenging environments with heavy tree cover and canyons. We also added expandable memory, which allows customers to use SD or microSD cards to add additional cartography to the units.

The new Astro™ dog tracking system was announced at the Consumer Electronics Show in January 2007, and word-of-mouth in the outdoor community continues to create demand. The Astro, a combination of a handheld GPS receiver for the owner and a transmitter collar/harness worn by the canine, is designed to help hunters keep tabs on their dogs. It shows where the dogs are and even tells if they are running, sitting, treeing or on point.

I've made it a mission to get my family cycling to better health, and all of us were Garmin-equipped on this ride.

J.M., TESTIMONIALS PAGE 22

The Astro has also proved useful in conservation research. Garmin provided several Astro units to the nonprofit Rolling Plains Quail Research Ranch, located near Roby, Texas, to help researchers survey the quail population of the entire 4,700 acre ranch. Pointing dogs were outfitted with Astros to record the dogs' movements and the locations of any bobwhite and scaled quail coveys.

In 2008, Garmin expects to continue to develop innovative products with new feature sets to address the demands of the recreational market. Handheld GPS products will include larger screens, and improved mapping data and user operations.

On the fitness front, Garmin introduced our first non-GPS fitness watch, the Forerunner® 50. This Forerunner is smaller than its predecessors and measures distance and pace with a foot pod rather than GPS. Aimed at the fitness-minded consumer who is more interested in burning calories and keeping fit than in training for a marathon, the base model sells for under $100.

Forerunner 50 uses innovative ANT+Sport™ technology to wirelessly send information between the watch, foot pod, heart rate monitor, speed/cadence sensor and computer. The ultra-low power wireless network extends about 10 feet around the device. ANT+Sport technology was invented and is distributed by Garmin's subsidiary, Dynastream Innovations, Inc. for use in Garmin products and by other companies as well. Garmin intends to use this wireless technology in several upcoming products including the Edge® 705, the Forerunner 405, the Colorado™ and in remote controls for other units.

Garmin reached thousands of runners and fans as it sponsored and supported marathons in cities such as New York City, Las Vegas, Nashville, Los Angeles and San Diego. In October the Garmin store on Chicago's magnificent mile held special events in conjunction with the Chicago Marathon. In preparation for the race, customers were able to train with the Garmin running group, ask questions of running experts and download course maps to their Forerunner 305s. Pace team leaders at the Chicago Marathon and other races used Forerunners to keep their groups of runners moving at the goal pace.


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The same brand of innovation that goes into creating our top-quality products plays a big role in Garmin's marketing. Our messages remind consumers how a nüvi, a Forerunner or a GPSMAP can make their daily lives easier. And, to bring this message to consumers, we use our own in-house advertising agency—people who know the products better than anyone else.

We sang Carol of the Bells at church before Christmas... but our 4-year old sang 'Give-a give-a give-a Garmin'.

G., TESTIMONIALS PAGE 22

Garmin holds the distinction of being the first GPS company to run an ad during the Super Bowl. Our spot aired in February 2007, when superhero Garmin Man used his nüvi to stop the evil Maposaurus. The commercial was only on CBS for 30 seconds but continued generating attention through editorial mentions and re-airings in several major markets after the game was over. Garmin also leveraged the internet to get even more exposure by posting video extras on YouTube, holding blog contests and setting up MySpace pages for the characters in the commercial.

Another historical television ad came in June when Garmin teamed up with The Tonight Show with Jay Leno to perform the show's first live commercial in 12 years. Products also made appearances throughout the year in popular television shows such as The Amazing Race, 24 and Wheel of Fortune.

In the fourth quarter of 2007, Garmin ran the "At Map's End" promotion in partnership with the DVD release of Disney's Pirates of the Caribbean: At World's End. This included online games, a special pirate ship icon for nüvi, web banners, print advertising, a sweepstakes and point-of-purchase displays in all Best Buy and Circuit City stores.

"Give a Garmin" television, radio, print and internet advertising ran during the holiday season, and several retailers like Best Buy and Wal-Mart used Garmin-designed point of sale and merchandising displays from Black Friday forward. Garmin had a total of 8,000 in-store displays for the fourth quarter, compared with 1,500 placements during the same period in 2006.

Garmin pushed to achieve market saturation in the outdoor and fitness market and became a familiar name at sporting events around the world. In the United States, Garmin sponsored nine marathons, two triathlons and three major cycling events, along with the Southern Kingfish Association Tournament Trail. Garmin was an associate sponsor of #66 NASCAR racing car.

Additionally, the Garmin store on Chicago's Michigan Avenue continues to increase brand awareness while selling products and educating hundreds of customers each month. This high-touch, high-tech consumer experience is located in one of the highest foot-traffic retail locations in North America and is a great way to showcase more than 60 products and more than 100 accessories to the public.

With the acquisition of distributors in Germany, France, Spain and Italy, the Garmin name is becoming even more prevalent across Europe.

The United Kingdom office coordinates partnerships, promotions, distribution, retail offerings and point-of-sale displays for more effective dissemination of the Garmin brand across markets. Also in the U.K., Garmin is the primary sponsor of the top English Premier League Middlesbrough football, with Garmin's logo featured prominently on every uniform.

In Spain, Garmin has exclusive status as the main sponsor of the Real Betis Balompié football club. At the Barcelona Salón Náutico tradeshow Garmin displayed 40 marine units—including the GMR™ 18, and the 4000- and 5000-series chartplotters—for maximum brand exposure.

In the second quarter Garmin Italy promoted their "With Garmin Win America" promotion with radio ads and point-of-purchase displays. Winners received a trip for two to New York City. Garmin exhibited in the Genoa Boat Show and the EICMA Bike and Moto show in Milan and also sponsored Team Milram in the Giro d'Italia three-week long-distance professional road bicycle race in Italy.

Germany offered a shop-in-shop solution for consumers to purchase Garmin navigation devices inside Saturn automotive dealerships in Munich, Bochum and Cologne. A prominent fourth-quarter vehicle campaign posted signage inside and outside busses and taxis in seven cities.


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Garmin's status as a world-leading GPS company can be credited to our dedicated associates around the globe. We believe that our continued success depends on the intellectual skills of our associates and their ability to continue to innovate.

As Garmin's sales have grown, so has our associate base. By the end of 2007 Garmin employed nearly 8,500 associates worldwide, nearly twice as many as the 4,750 on staff the year before.

Garmin International, our principal U.S. subsidiary based in Olathe, Kansas, houses 2,140 professionals specializing in R&D (research and development), engineering, human resources, administration, product support, marketing, communications, and aviation manufacturing and certification. In addition, nearly 300 associates moved to the new Olathe Contact Center in November. The trained associates at this facility handle nearly 10,000 calls and 4,000 emails each day. Our product support associates live out Garmin's dedication to truly serve the customer, not just sell products.

Six additional satellite locations around North America lend their expertise to special markets. Subsidiaries in Calgary, Alberta, Canada, and Minneapolis, Minnesota, focus on fitness and wireless technology. A satellite location for marine R&D is in Newport, Oregon, and additional aviation R&D and manufacturing are located in Salem, Oregon. Software R&D occurs in San Francisco, California, and Tempe, Arizona. In Chicago, Illinois, we also have the world's first GPS retail store. Total North American employment at the end of 2007 was 2,510.

"We will maintain our focus on new opportunities and expansion of distribution throughout Europe."

DR. MIN KAO, CHAIRMAN AND CEO

Our European presence grew significantly in 2007 with the acquisition of our distributors in Munich, Germany; Paris, France; Milan, Italy; and Barcelona, Spain. Each location now has a hand in local marketing, distribution and sales. Our United Kingdom headquarters relocated to a new building in Southampton, U.K. in April. The U.K. office handles marketing, sales and support for Europe, Africa and the Middle East. European associates totaled 480.

Taiwan serves as our primary location for consumer manufacturing but also houses R&D and sales, distribution and support for the Pacific Rim. To keep up with production demand and to plan for the future, a new 580,000 square foot factory was purchased in LinKou in June. This factory produces 18,000 units per day and increases Garmin's manufacturing capacity by 30%. Together with facilities in Shijr and Jhongli, our total Taiwan employment was 5,445. There are now 36 SMT lines in Taiwan with the annual capacity to produce 25 million units. In addition, Garmin partnered with Mobile01, an online retailer, to open an all-Garmin retail store in Tainan City in 2007.

Our success and ability to compete are dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. In 2007 Garmin's patent portfolio increased to include 331 U.S. patents and 42 foreign patents, totaling 373. At the end of 2007 we had 190 U.S. patent applications and 32 foreign patent applications pending.

Our intellectual property portfolio also includes trademark registrations. As of the end of 2007, we held 81 U.S. trademark registrations and 162 foreign trademark registrations.


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Garmin has always had the imagination to dream big and the engineering prowess to build those dreams into our products. In the coming year, our customers can expect to see incredible new technology in familiar units and to be introduced to new devices as well.

Garmin expects to see high demand for the speech recognition capabilities featured in the nüvi® 800 series, which was announced in early 2008. Garmin's speech recognition makes PND navigation easier and safer than traditional touchscreen controlled units. Using a push-to-talk wireless remote on the steering wheel to activate voice command mode, users can perform almost every common task without touching the unit. Users can say "find nearest Italian restaurant," speak their choice, then nüvi will lead them to the door.

The new warehouse will be able to fit three 747s nose to tail.

More sophisticated mapping capabilities will make their debut in the new Colorado™ handheld units, the first products with preloaded activity-specific cartography. These new maps are both amazing to look at and more useful than ever before. The 3-D elevation perspective provides high resolution detail and helps users visualize their surroundings better than any standard topographic map.

nüvifone™— showcased at the GSMA Mobile World Congress in Barcelona and expected to be released in the third quarter of 2008— is the first touchscreen device to integrate a mobile phone, premium web browser and personal navigator. The convergence of these technologies enables users to navigate to geo-coded photos or perform a Google® local search and get turn-by-turn directions. This all-touchscreen phone also includes Wi-Fi and Bluetooth connectivity, a digital camera, video camera and MP3 player. nüvifone will allow users to seamlessly connect, communicate and navigate.

The new line of marine products and the new autopilot introduced at the Marine Equipment Trade Show in Amsterdam at the end of 2007 is expected to strengthen Garmin's reputation as a top-quality marine electronics manufacturer. SeaRay will be including the Garmin GPSMAP® 4210 chartplotter and sounders as standard equipment on its 290 Sport Yacht line, and Krogen Express Yachts has begun outfitting Garmin marine electronics on several of its new 40- and 50-foot trawlers.

Cycling enthusiasts are eager for the new Edge® 605 and 705 bike computers, the first units with color map displays and additional dedicated biking features. The 705 is the only bike computer that puts GPS positioning, mapping, heart rate, cadence, gradient and optional power data on one display. In January 2008, Garmin announced sponsorship of Slipstream Sports, an elite cycling team that will use the 705 to enhance their training. On the running scene, Forerunner® 405 is the first GPS-enabled device that can be worn both as a watch and as a training tool. It is expected to appear in stores in the first half of 2008. The 405 features automatic wireless updates to the computer, plus innovative touch bezel operations. Additionally, Garmin's MotionBased™ website, where users can display and analyze fitness activities, will be enhanced and renamed Garmin Connect™.

Our aviation market expects continued growth for WAAS-enabled panel mount equipment. More than 100 Citation Mustang bizjets will be delivered next year, and Embraer Phenom 100 aircraft are also expected to begin delivery in 2008.

In the coming year, Garmin expects to continue to invest in people and resources to keep up with growth. Already in early 2008, we have acquired our Danish distributor, adding another European perspective to our sales and marketing.

Physical expansion includes a new warehouse at Garmin International's headquarters in Olathe, Kansas, scheduled to be completed in the second quarter. The new warehouse will more than double the total warehouse square footage in this location by adding approximately 186,000 square feet to be used for North American distribution.

Garmin is committed to being a world leader in navigation, communication and information technology in 2008 and beyond. By continuing to develop innovative, high-quality products and doing our best to provide exceptional service to our customers, Garmin intends to remain a leader in the markets we serve.


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Avionics device takes a swim

I landed an amphibian in the St. Johns River near Sanford, Florida, on November 10 and forgot to retract my landing gear. The cockpit was underwater for almost four hours before the aircraft was pulled up onto dry land. The first thing the recovery crew noticed was that the Garmin 496 was still functioning. The instrument panel, with the mounted GPS, was partially broken up as well as completely submerged. Today, four days later, I dried out the XM antenna and have had the unit running for several hours in my home. I'm deeply impressed by the sturdiness and waterproofing of this unit. I haven't checked my radio and transponder that came with the aircraft yet, but if they are gone, I will certainly check into the Garmin units as replacements if they are as well built as the GPS.

Thanks for making such good quality equipment.
P.R.

Carrying the Garmin banner in Texas cycling circles

I've made it a mission to get my family cycling to better health and this weekend was a proud moment for me. My brother Jason, father Jack, brother-in-law David and my cousin Tanner participated with me in the 25-mile Conquer the Coast bicycle event in Corpus Christi, Texas.

All of us were Garmin-equipped on this ride. I used an Edge® 305, my brother and brother-in-law used Forerunner® 305s, my dad used an Edge 205 and my cousin used an eTrex Legend®. Needless to say, I've got them hooked on Garmin! My brother even wore a Garmin jersey. We all uploaded our rides to Motionbased.com where we were able to compare notes, too.

You have several very happy customers carrying the Garmin banner to cycling events around this big state of Texas!

Sincerely,
J.M.

P.S. I am also a pilot and proud owner of the Garmin GPSMAP® 296.

Designed just for me

I recently purchased a Garmin eTrex Vista® HCx and all I can say is "WOW!" It has exceeded all my expectations.

I am a self-employed trapper and have previously tried two other GPS units. Both failed miserably when used under the bush canopy. But your unit is just brilliant! After being initially skeptical, I now have complete faith in the unit's ability to tell me exactly where I am, where I want to go to and how to get back again.

Your company has really hit the nail on the head with the Vista HCx—it is almost as if the unit had been specifically designed for me.

Thanks again,
B.R.

nüvi to the rescue

I am the first lieutenant and equipment officer at Piscataway, New Jersey's River Road Rescue Squad. Your excellent products have served me, our squad and, ultimately, our community as a whole.

When I purchased a nüvi® 660 (which I use in my own car on a daily basis) I started taking it with me on the ambulance during squad calls. My crew has offered nothing but positive feedback. It has helped us to improve our response times, to reduce the stress of responding in unfamiliar areas, and to achieve the most important goal of our organization—providing the best emergency care possible to the patients we serve.

Sincerely yours,
J.N.S.

Garmin became my eyes

Last summer during a family vacation to the Bahamas, the old adage "it's nice to see ya" took on a whole new meaning. We were faced with a summer squall 80 miles from port, the wind was blowing 50 knots, and it was raining so hard I couldn't see the bow rail. My VHF became my ears and my Garmin GPS/radar became my eyes. After tweaking the controls on my new Garmin 72 mile radar, I was able to cut through the soup and cruise with confidence knowing my path was clear.

When my daughter asked, "Daddy are we going to be OK?" I didn't have to lie!

M.P.

Give-a Garmin

I wanted to pass along a story to your marketing department. At church before Christmas, we were singing "Carol of the Bells" and in the middle of it our 4-year-old son, instead of singing "Merry, merry, merry Christmas" sang "Give-a, give-a, give-a Garmin." So, as someone who is in marketing and promotions myself, I got a kick out of it and I figured you all would too. Great commercials!

G.

None was as good as Garmin

I recently went on a trip to Phoenix and was nervous about driving in a new city. The rental car company offered me a Garmin, and, luckily, I took it!

I found your product to be user friendly and a priceless tool when navigating through a strange city. When we were going to dinner it automatically shifted into night mode and showed us the streets in a better light, enhancing the map. I had used other units before, and none was as easy to navigate, or as accurate, as the Garmin.

I could not believe the accuracy, even noting when there was construction ahead and detouring us to an alternate route. I cannot praise your product enough! I know that whenever I go out of town again, I will have a Garmin in my car.

Thank you!
K.W.

I knew exactly where I was going

I would like to begin by saying "Wow!" Last Monday I was given the opportunity to go see all my relatives around the British Isles. My main concern was how I would find my way to all the cities and addresses. Fortunately a very good friend loaned me his brand new Garmin sat nav. To be honest, that was the end of my worries.

I began my journey in Leeds, west Yorkshire, and drove to Liverpool to see my sisters and a couple of aunties and uncles. I stayed overnight at my sister's home and decided to make my way to Dublin on Tuesday. I traveled all around Dublin and the surrounding areas. Though I had never been to the area before, I wasn't even slightly concerned about losing my way or getting stuck. On Wednesday evening I came back to England and was intent on going to see my brother in Hemel Hempstead. That place is just like one eternal roundabout! Did I take a wrong turn anywhere? No! I knew exactly where I was going because of your wonderful sat nav. On my way back down the motorway, I went to Northampton, to a small place called Towcester. My niece lives in a property that was only built two months ago. I was amazed to find it! Then I took the long journey to Swansea in South Wales. Still no problems. I finally ended all my visiting yesterday afternoon after going to four other cities.

Your company has made a wonderful product! And again I say a huge thank you!

Sincerely yours,
J.S.

eTrex saves a soldier

I wanted to write you guys an email, not only to tell you what a great product you have, but also to thank you because your product saved my life.

On September 28, 2007, I was conducting a night mission in northern Iraq. We spotted a suspicious truck after curfew and landed our helicopter to intercept the truck. As we moved on the truck, one of the occupants got out of the vehicle and detonated a suicide vest. The blast killed several Iraqi Army men who accompanied us and wounded the rest of us. Although I took shrapnel to my foot, my life was saved by your Garmin product. I carried my eTrex on every mission, on my back in between my shoulders.

When I got out of the hospital a few days later— after two operations which were both unable to free the shrapnel from my foot— I was going through my equipment and kit to see what was left. I opened my back pouch and picked up my Garmin to discover a ball bearing inside. The Garmin was located directly behind my heart, and I am thoroughly convinced it stopped the ball bearing from the blast and saved my life. So once again I thank you sincerely for your great product!

Sgt. C



FINANCIAL SUMMARY


2007 stock price return vs NASDAQ & S&P 500
S&P 500
NASDAQ
GRMN
percent return
240
220
200
180
160
140
120
100
80
01.03.07
04.03.07
07.03.07
10.03.07


Return on equity
percent return
40
35
30
25
20
15
10
5
0
24%
22%
27%
33%
36%
2003
2004
2005
2006
2007


Book value per share
$12.00
10.00
8.00
6.00
4.00
2.00
0
$3.44
$4.30
$5.31
$7.12
$10.69
2003
2004
2005
2006
2007


Revenue and net income
Revenue
Net income
in millions
$3,500
3,000
2,500
2,000
1,500
1,000
500
0
$573
$179
$763
$206
$1,028
$311
$1,774
$514
$3,180
$855
2003
2004
2005
2006
2007


Diluted EPS
$4.00
3.50
3.00
2.50
2.00
1.50
1.00
.50
0
$0.82
$0.94
$1.43
$2.35
$3.89
2003
2004
2005
2006
2007


R&D expenditures
in millions
$160
140
120
100
80
60
40
20
0
$44
$62
$75
$113
$159
2003
2004
2005
2006
2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 29, 2007
or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______
Commission file number 0-31983

GARMIN LTD.

(Exact name of registrant as specified in its charter)

GARMIN.

Cayman Islands
(State or other jurisdiction of incorporation or organization)

98-0229227
(I.R.S. Employer Identification No.)

P.O. Box 10670, Grand Cayman KY1-1006
Suite 3206B, 45 Market Street, Gardenia Court
Camana Bay, Cayman Islands
(Address of principal executive offices)

N/A
(Zip Code)

Registrant's telephone number, including area code: **(345) 640-9050**

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, $0.005 Per Share Par Value
(Title of each class)

NASDAQ Global Select Market
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [√] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES [ ] NO [√]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [√] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [√] Accelerated Filer [ ]

Non-accelerated Filer [ ]
(Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES [ ] NO [√]

Aggregate market value of the common shares held by non-affiliates of the registrant as of June 30, 2007 (based on the closing price of the registrant's common shares on the Nasdaq Stock Market for that date) was approximately $10,378,819,020.

Number of shares outstanding of the registrant's common shares as of February 22, 2008:
Common Shares, $.005 par value – 217,034,785

Documents incorporated by reference:

Portions of the following document are incorporated herein by reference into Part III of the Form 10-K as indicated:

Document	**Part of Form 10-K into which Incorporated**
Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders which will be filed no later than 120 days after December 29, 2007	Part III

Garmin Ltd.

2007 Form 10-K Annual Report

Table of Contents

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING COMMENTS

The discussions set forth in this Annual Report on Form 10-K contain statements concerning potential future events. Such forward-looking statements are based upon assumptions by the Company's management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by the Company. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in the Company's other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes" or similar verbs or conjugations of such verbs. Forward-looking statements include any discussion of the trends and other factors that drive our business and future results in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operation." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified under Item 1A "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any forward-looking statements concerning the Company. The Company does not undertake to update any forward-looking statements in this Annual Report to reflect future events or developments.

Part I

Item 1. Business

This discussion of the business of Garmin Ltd. ("Garmin" or the "Company") should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 herein and the information set forth in response to Item 101 of Regulation S-K in such Item 7 is incorporated herein by reference in partial response to this Item 1. Garmin has four business segments: Marine, Automotive/Mobile, Outdoor/Fitness, and Aviation. The segment and geographic information included in Item 8, "Financial Statements and Supplementary Data," under Note 9 is incorporated herein by reference in partial response to this Item 1.

Garmin was incorporated in the Cayman Islands on July 24, 2000 as a holding company for Garmin Corporation, a Taiwan corporation, in order to facilitate a public offering of Garmin shares in the United States. Garmin owns, directly or indirectly, all of the operating companies in the Garmin group.

Garmin's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and Forms 3, 4 and 5 filed by Garmin's directors and executive officers and all amendments to those reports will be made available free of charge through the Investor Relations section of Garmin's Internet website (http://www.garmin.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

The reference to Garmin's website address does not constitute incorporation by reference of the information contained on this website, and such information should not be considered part of this report on Form 10-K.

Company Overview

Garmin is a leading, worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System ("GPS") technology. Garmin designs, develops, manufactures and markets a diverse family of hand-held, portable and fixed-mount GPS-enabled products and other navigation, communications and information products for the automotive/mobile, outdoor/fitness, marine, and general aviation markets.

Overview of the Global Positioning System

The Global Positioning System is a worldwide navigation system which enables the precise determination of geographic location using established satellite technology. The system consists of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense, which maintains an ongoing satellite replenishment program to ensure continuous global system coverage. Access to the system is provided free of charge by the U.S. government.

Prior to May 2000, the U.S. Department of Defense intentionally degraded the accuracy of civilian GPS signals in a process known as Selective Availability (''SA'') for national security purposes. SA variably degraded GPS position accuracy to a radius of 100 meters. On May 2, 2000, the U.S. Department of Defense discontinued SA. In a presidential policy statement issued in December 2004, the Bush administration indicated that the U.S. does not intend to implement SA again and is committed to preventing hostile use of GPS through regional denial of service, minimizing the impact to peaceful users. With SA removed, a GPS receiver can calculate its position to an accuracy of approximately 10 meters or less, enhancing the utility of GPS for most applications.

The accuracy and utility of GPS can be enhanced through augmentation techniques which compute any remaining errors in the signal and broadcast these corrections to a GPS device. The Federal Aviation Administration ("FAA") has developed a Wide Area Augmentation System (''WAAS'') comprising ground reference stations and additional satellites that improve the accuracy of GPS positioning available in the United States and portions of Canada and Mexico to approximately 3 meters. WAAS supports the use of GPS as the primary means of enroute, terminal and approach navigation for aviation in the United States. The increased accuracy offered by WAAS also enhances the utility of WAAS-enabled GPS receivers for consumer applications. The FAA announced on July 11, 2003 that the WAAS system had achieved initial operating capability and that the system was available for instrument flight use with appropriately certified avionics equipment. Since that time, the FAA has installed additional ground reference stations and has launched additional WAAS satellites.

Recent Developments in the Company's Business

Since the inception of its business, Garmin has delivered over 31 million products, which includes the delivery of over 12.3 million products during 2007.

Automotive/Mobile Product Introductions

Garmin launched many new automotive products in 2007. Among these were many new versions of Garmin's popular nüvi® personal navigation device (PND) product line. The nüvi family was expanded in early 2007 to include the nüvi 370 and the nüvi 670, which added built-in European maps to the many features of the nüvi 360 and 660 models. The nüvi 680 was also introduced (along with the StreetPilot® c580) as the first PNDs to incorporate real-time traffic reports, gas prices, weather conditions, and movie times from Microsoft's MSN Direct network. Garmin later released the nüvi 2XX family of PNDs (nüvi 200, 250, 260, and 270, as well as 200W and 250W widescreen models), which represented an entry-level category of the popular nüvi family with a sleek new design, including a built-in internal GPS antenna. In September 2007, Garmin released the high-end, full-feature nüvi 700 series (nüvi 750, nüvi 760, and nüvi 770 models). The nüvi 700 series combines the sleek form factor of the nüvi 200 widescreen models with full-feature functionality, including a built-in FM transmitter, MP3 player, *Bluetooth*® hands-free technology (in the nüvi 750, 760 and 780), a built-in FM traffic receiver, and the ability to add custom points of interest (POIs).

Garmin continued its expansion in the rental car market in 2007 by announcing agreements to supply GPS navigation devices to National Car Rental and Alamo Rent A Car. Garmin also continued to expand its presence with automotive manufacturers and dealers in 2007. Ford Component Sales, LLC, a subsidiary of Ford Motor Company, began offering the nüvi 680 and nüvi 360 for sale in certain Ford, Lincoln and Mercury dealerships in the United States. Honda Access Europe N.V. announced that a customized version of the nüvi 360 will be offered in certain Honda dealerships in Europe for six different Honda models of vehicles. In November 2007, Volvo Cars Corporation selected Garmin's nüvi 760 as a customized navigation solution for select Volvo vehicles, including the new Volvo C30 and Volvo XC70. The Volvo solution is a dealer-fitted accessory kit – which includes a custom dashboard bracket – that will be sold through certain Volvo dealerships in Europe and North America.

Garmin also expanded its Garmin Mobile™ service and family of products in 2007. In October, Garmin announced Garmin Mobile XT, a pre-loaded (microSD card) software application for certain smartphones that provides preloaded maps and dynamic content (such as real-time traffic alerts and fuel prices) but does not require monthly fees or subscriptions. Garmin also announced that Handmark, a global leader in the distribution of mobile media, will distribute Garmin Mobile for BlackBerry devices enabled with GPS through Handmark's distribution channels.

Outdoor/ Fitness Product Introductions

In the category of fitness products, Garmin expanded its Forerunner® line with the Forerunner 50, an advanced fitness watch that allows runners and walkers to track their workouts and automatically upload their data (via a wireless USB ANT™ Stick) to a personal computer. Garmin also introduced its next generation GPS-enabled personal training devices for cyclists, the Edge® 605 and 705. To help promote the release of the new Forerunner 50 product and its full line of fitness products, Garmin helped sponsor more than a dozen marathons and cycling events in 2007, including the Boston, Chicago, and New York marathons and the Amgen Tour of California cycling race.

Garmin also introduced several new product offerings in the Outdoor category, including the Astro™ GPS Dog Tracking System designed for hunting dogs and two new models of the Rino® GPS two-way radio family, the Rino 520HCx and 530HCx, which added a high-sensitivity GPS receiver and a microSD card slot for detailed mapping data.

Marine Product Introductions

Garmin introduced the new GPSMAP 5000 series of multifunction chartplotters in 2007, which improved upon prior multifunction displays by offering a touchscreen interface and other advancements. In November 2007, Garmin announced a new line of marine products for the 2008 boating season, including a line of big-screen multi-function displays, a new fuel sensor, instruments, and a new marine autopilot system (the GHP™ 10).

Aviation Product Introductions and Certifications

Garmin's G1000 integrated avionics suite received FAA supplemental type certification (STC) in November 2007 for incorporation into the King Air C90A/GT aircraft. Garmin is also working on Supplemental Type Certificate (STC) programs for the King Air 200 and B200 in an effort to enable the G1000 to be available as a retrofit option for those models. In addition, announcements were made in 2007 that the G1000 integrated avionics suite was selected as the avionics platform for the EADS SOCATA TBM 850 turboprop, the Cessna Aircraft Company's Caravan aircraft models, and as an option on the Piper Aircraft Saratoga II TC and Piper 6X planes. Piper also announced that Garmin's all-glass avionics suite was selected for the avionics platform on the forthcoming PiperJet (scheduled delivery 2010).

Garmin also introduced the GTX 328 Mode S transponder to meet the European regulation for Mode S implementation for VFR (visual flight rules) aircraft.

Expansion of Facilities

In April 2007, Garmin's United Kingdom subsidiary, Garmin (Europe) Ltd., completed its move into its new European headquarters facility in Totton, Southampton, England. This facility contains building space of approximately 155,000 sq. ft, including more than 129,000 sq. ft of warehouse space, which serves as Garmin's European headquarters for distribution, marketing, and product support.

In June 2007, Garmin's Taiwan subsidiary acquired an approximate 580,000 sq. ft. facility in LinKou, Taiwan, which now serves as our third manufacturing facility for consumer products. The new LinKou facility brings the combined square footage of all Taiwan manufacturing facilities to approximately 1,090,000 sq. ft., and brings our current number of surface mount technology (SMT) manufacturing lines in Taiwan for consumer products to 36.

In October, 2007, Garmin International, Inc. broke ground on its 231,000 sq. ft. warehouse expansion at its headquarters facility in Olathe, Kansas, which is expected to be completed in March 2008. Garmin AT, Inc. is also in the midst of completing a large expansion to its manufacturing and aviation engineering facilities in Salem, Oregon, which will increase manufacturing and engineering spaces by 21,000 and 25,000 square feet (respectively). The Garmin AT, Inc. expansion is expected to be completed in July 2008.

Garmin also signed several new leases in 2007 to provide space for its call center operations and other satellite Garmin offices, the details of which are set forth in Part I, Item 2 below.

Acquisitions

In January 2007, Garmin acquired location-based services provider Digital Cyclone Inc. (DCI), located in Minnetonka, Minnesota, for $45 million in cash. DCI, which is operated as a subsidiary of Garmin Ltd., markets location-based services, including weather solutions for consumers, outdoor enthusiasts, and pilots on a subscription-based model in partnership with national wireless carriers and regional carriers.

In March 2007, Garmin acquired substantially all of the assets of Nautamatic Marine Systems, Inc., a manufacturer of marine autopilot systems based in Newport, Oregon and Dania Beach, Florida.

Garmin acquired several of its European distributors in 2007 to strengthen its presence and capabilities in the European market. In January 2007, Garmin acquired EME Tec Sat SAS, the exclusive distributor of Garmin's consumer products in France, which was renamed Garmin France SAS. In July 2007, Garmin acquired GPS Gesellschaft für Professionelle Satellitennavigation mbH, the exclusive distributor of Garmin's consumer products in Germany, which was renamed Garmin Deutschland GmbH. In November 2007, Garmin completed the acquisitions of the exclusive distributors of Garmin's consumer products in Italy (Synergy S.p.A., which was renamed Garmin Italia S.p.A.) and Spain (Electrónica Trepat S.A., which was renamed Garmin Iberia S.A.) In addition, Garmin signed a letter of intent in October 2007 for the proposed acquisition of Fairpoint Navigation A/S, the exclusive distributor of Garmin's consumer products in Denmark. This acquisition was completed in January 2008 and the company has been renamed Garmin Danmark A/S.

NAVTEQ® License Agreement

On November 16, 2007, Garmin's subsidiaries Garmin International, Inc. and Garmin Corporation signed a six-year extension to our map data license agreement with NAVTEQ North America, LLC ("NAVTEQ"), the company from whom we license the majority of our automotive map data for our automotive products and applications. NAVTEQ is a leading global provider of digital map data for vehicle navigation and location-based solutions. The agreement allows Garmin to continue using NAVTEQ data through 2015, with an option to renew for an additional four-year period through 2019.

In conjunction with Garmin's signing of its long term extension with NAVTEQ, Garmin simultaneously abandoned its previously announced intent to make a cash offer for all outstanding shares of Tele Atlas N.V., the other major worldwide provider of digital map data.

Products

Garmin has achieved a leading market position and a history of consistent growth in revenues and profits by offering ergonomically designed, user-friendly products with innovative features and designs covering a broad range of applications and price points. Garmin's target markets are currently broken down into four main segments – automotive/mobile, outdoor/fitness, marine and aviation.

Automotive/Mobile

Garmin currently offers a broad range of automotive navigation products, as well as a variety of products and applications designed for the mobile GPS market. Garmin believes that its consumer products are known for their value, high performance, ease of use, innovation, and ergonomics. The table below includes a sampling of the automotive and mobile products that Garmin currently offers to consumers around the world.

nüvi® (26 models)	The nüvi is Garmin's popular thin-profile personal navigation device (PND). All nüvi models combine a full-featured GPS navigator (with built-in maps) with a currency and measurement converter, world clock and digital photo organizer. Different nüvi models and optional add-ons offer different feature sets, including a wide screen display, integrated traffic receiver for traffic data, MSN Direct content, Bluetooth® hands-free capability, MP3 player, language translator, audio book player, FM transmitter, built-in maps of Europe, and the ability to add custom points of interest. Users can also choose to purchase optional software enabling the nüvi to be used as a digital coupon book (Garmin SaversGuide) or as a travel assistant that provides reviews and recommendations for restaurants, hotels, shopping, night life, sporting events, tourist attractions, and more (Garmin *Travel Guide*™). In January 2008, Garmin announced the newest nüvi model, the nüvi 880 (expected availability of second quarter 2008), which offers speech recognition capabilities and enhanced MSN Direct content. With speech recognition, the user can manipulate the nüvi's controls by speaking commands, so that almost any common task can be performed without ever touching the unit. In fiscal years 2007, 2006, and 2005, the nüvi class of products represented approximately 52%, 28%, and 2% respectively of Garmin's total consolidated revenues.
StreetPilot® (8 models)	The StreetPilot c-300 series (c310, c320, c330, c340,) features Garmin's touch-screen interface and turn-by-turn voice directions. The StreetPilot c340 adds the ability to speak street names and also to utilize real-time traffic information in select major metro areas through Garmin's separate GTM 10 receiver. The StreetPilot c560 and c580 add Bluetooth Wireless Technology, integrated traffic capabilities (separate subscription required), a high bright display, and a high-sensitivity GPS receiver. The StreetPilot 2820 is a full-featured navigator in a different form factor. The StreetPilot 7000-Series (7200 and 7500) are high-end automotive units that display navigation, entertainment, traffic, and weather information on a large, seven-inch touch-screen. In fiscal years 2007, 2006, and 2005, the StreetPilot class of products represented approximately 15%, 28%, and 30% respectively of Garmin's total consolidated revenues.
Quest® (2 models)	Pocket-sized, portable, GPS units with navigation features, including 256-color, bright, sunlight-readable display, automatic routing with turn-by-turn directions and voice guidance, and 115 MB of internal memory. The Quest 2 adds pre-loaded maps of the United States, Canada, and Puerto Rico.
zūmo® (4 models)	A motorcycle-specific navigator with features including a glove-friendly touch screen with left-handed controls, high bright sunlight-readable display, motorcycle mount, vibration-tested design, and Bluetooth wireless technology. An SD (secure digital) card

slot allows riders to share their favorite places and rides with fellow zūmo riders. The zūmo 550 is also compatible with XM satellite radio. The zūmo 450 offers a lower price point by subtracting such features as Bluetooth wireless technology, text-to-speech and XM compatibility.

Garmin Mobile™	Garmin Mobile is a subscription-based software application that lets compatible cell phones function as versatile GPS navigators.
Garmin Mobile™ XT	Garmin Mobile XT is a data card that turns many smartphones into full-featured navigators. Users can simply plug the microSD card into a compatible phone and begin navigating. No network coverage or subscription is required.

Outdoor/Fitness

Garmin offers GPS-enabled handheld products for outdoor activities and training assistants for athletic pursuits. The table below includes a sampling of the primary fitness and outdoor products that Garmin currently offers to consumers.

Forerunner® (7 models)	Compact, lightweight training assistants for athletes with integrated GPS sensor (except for Forerunner 50) that provide time, speed, distance, pace and other data. Some models also offer a heart rate monitoring function. The Forerunner 50 is an entry-level advanced fitness watch that allows runners and walkers to track their workouts and automatically upload their data (via a wireless USB ANT™ Stick) to a personal computer. In January 2008, Garmin announced the Forerunner 405, which allows runners and joggers to track their speed, distance, heart rate, and location through the use of a new touch bezel on the face of the watch, which makes the device even easier to use.
Edge® (24 models)	Integrated personal training systems designed for cyclists. The Edge 205 measures speed, distance, time, calories burned, climb and descent, altitude and more. The Edge 305 adds a heart rate monitor and/or wireless speed/pedaling cadence sensor. The Edge 605 and 705 provide mapping capabilities (including street navigation) and a 2.2" color display in addition to tracking vertical profiles, climb and descent, altitude, speed, distance, and time.
Colorado™ (4 models)	In January 2008, Garmin introduced the Colorado series of handheld GPS devices for outdoor, marine, and fitness users. The Colorado units feature Garmin's new Rock 'n Roller™ wheel, which allows the user to operate many of the units' features with the user's thumb. The Colorado 300 features a worldwide basemap with shaded relief. The Colorado 400c provides marine chart coverage for the coastal U.S. and Bahamas. The Colorado 400i offers shoreline details, depth contours and boat ramps for U.S. inland lakes and rivers. The Colorado 400t gives hikers 3D elevation perspective and preloaded U.S. topographic maps.
eTrex ® (7 models)	Compact handheld GPS units for outdoor enthusiasts. All models are waterproof and have rugged designs.

GPS60 (4 models)	The GPS 60 is a basic GPS without mapping while the GPSMAP 60 offers a monochrome display and 24 MB of downloadable memory. The GPSMAP 60Cx and the GPSMAP 60CSx feature a high sensitivity GPS receiver and a slot for a removable microSD memory, along with a 64mb microSD card.
GPS 72	Rugged, handheld GPS for land or marine navigation. Features include 1 MB internal memory for loading MapSource points of interest and high contrast 4-level gray scale display.
GPS 76 (5 models)	Handheld GPS with large display and a waterproof case which floats in water. Preloaded with U.S. tidal data. The GPS 76 is a basic GPS without a basemap. The GPSMAP 76 has an internal basemap and MapSource® compatibility for street level mapping and detailed marine charts. The GPSMAP 76S additionally features a barometric altimeter and an electronic compass. The GPSMAP 76Cx and the GPSMAP 76CSx each feature a high sensitivity GPS receiver and a slot for a removable microSD memory, along with a 128mb microSD card, all in the same rugged and waterproof housing that floats in water.
Rino® (5 models)	Handheld two-way Family Radio Service (FRS) and General Mobile Radio Service (GMRS) radios that integrate two-way voice communications with GPS navigation. Features include patented "peer-to-peer position reporting" so you can transmit your location to another Rino radio. The Rino 120 has an internal basemap and MapSource compatibility for street-level mapping. The Rino 130 has 24 MB of internal memory, built-in electronic compass, barometric sensor, and National Oceanic and Atmospheric Administration (NOAA) weather radio receiver. The Rino 520HCx has a high sensitivity GPS receiver, 5 watts of transmit power, color display, mini-USB interface, and a turn-by turn automatic route calculation for use in automobiles. The Rino 530HCx has all of the features of the Rino 520HCx, plus a seven-channel weather receiver, electronic compass, and barometric altimeter.

Marine

Garmin's marine lineup includes network products and multifunction displays, fixed-mount GPS/chartplotter products, instruments, radar, autopilots, and sounder products. The table below includes a sampling of some of the marine products that Garmin currently offers to consumers.

Marine Chartplotters and Networking Products

GPSMAP® 5000 series (6 models)	These touch- screen multifunction displays for the Garmin Marine Network (a system that combines GPS, radar, XM WX Satellite Weather, sonar, and other data) offer ease of use and video-quality resolution and color. The 5212 and 5208 come pre-loaded with detailed U.S. coastal charts, including Explorer Charts, and are compatible with Garmin's BlueChart® g2 Vision™ charts which offer high-resolution satellite imagery, 3D map perspective, aerial reference photos, and auto guidance. The 5215 and 5015 (announced in November 2007 and expected to be available in March 2008) offer 15-inch diagonal sunlight-readable touchcreen displays.

GPSMAP® 4000 series/ 4200 series (6 models)	These multifunction displays for the Garmin Marine Network (a system that combines GPS, radar, XM WX Satellite Weather, sonar, and other data) offer ease of use and video-quality resolution and color. The 4212 and 4208 come pre-loaded with detailed U.S. coastal charts, including Explorer Charts, and are compatible with Garmin's BlueChart® g2 Vision™ charts which offer high-resolution satellite imagery, 3D map perspective, aerial reference photos, and auto guidance. This series was expanded in November 2007 (expected availability of March 2008) with the addition of the 4210 and 4010, which feature 10.4-inch diagonal sunlight- readable displays and Garmin's new marine user interface.
GPSMAP® 3000 series/ 3200 series (6 models)	These configurable chartplotter/multifunction displays (MFDs) are all network-enabled and come in either a 10", 6" or 5" display. The GPSMAP 3200 series of multifunction displays for the Garmin Marine Network feature pre-loaded Marine Detail Charts of the U.S. coastline, including Alaska and Hawaii.
GPSMAP® 4x0 and 5x0 (24 models)	The 4x0 and 5x0 chartplotters and chartplotter/sonar units feature new, highly-detailed pre-loaded marine cartography and offer a wide variety of display sizes and networking options. All units are compatible with Garmin's BlueChart® g2™ data cards.
GDL 30 & 30A	These weather data receivers deliver real-time XM WX Satellite Weather data for the continental United States to Garmin Marine Network compatible display units. In addition, the GDL 30A adds CD-quality audio capability utilizing the XM Satellite Radio service (separate subscription required).
GSD 21 and 22	These "black-box" sounders interface with Garmin display units and chartplotters and enhance their utility by providing the depth sounder and fish finder functions in a remote mounted package.
GMS 10	The GMS 10 Network Port Expander is the "nerve center" of the Garmin Marine Network. This 100-Mbit switch is designed to support the connection of multiple sensors to the Garmin Marine Network.

Other Marine Products

GMI 10	Announced in November 2007, the GMI 10 is a NMEA 2000 and NMEA 0183 compliant instrument that displays data from multiple remote sensors on one screen. Mariners can use the GMI 10 to display instrument data such as depth, speed through the water, water temperature, fuel flow rate, engine data, fuel level, wind direction and more, depending upon what sensors are connected.
GHP™ 10 Marine Autopilot System	The GHP 10 Marine Autopilot system is a new generation of the TR-1 Gladiator autopilot. Garmin acquired the TR-1 technology when it acquired the assets of Nautamatic Marine Systems, developer of the TR-1, in March 2007. The GHP 10's patented Shadow Drive™ technology automatically disengages the autopilot if the helm is turned, allowing the helmsman to maneuver the boat. The autopilot automatically re-engages when a steady course is held by the helmsman.

Fishfinders (6 models)	Garmin offers six different fishfinder options spanning various price points. All models feature Garmin's Ultrascroll™ technology, which allows boaters to get a faster refresh rate on their sonar display, and dual-beam transducer operation. Four of the models offer color displays. The Fishfinder 400C comes with dual beam or dual frequency transducers for easy adaptability to either freshwater or saltwater fishing. It also offers a new, easy-to-use interface and built in CANet connectivity to enable sonar data to be shared with compatible Garmin chartplotters.
Radar (8 models)	Garmin offers both radomes and open array radar products with compatibility to any network-compatible Garmin chartplotter so that the chartplotter can double as the radar screen. The GMR™ 18, 21 and 41 models are digital radome products in various sizes and power specifications. The GMR 404 and 406 open array radar scanners provide even greater clarity and a 72 nautical mile range. In December 2007, Garmin announced the GMR 18 HD and GMR 24 HD radomes (expected availability of spring 2008). These new radomes build upon prior models by adding the capability to process signals via a digital signal processor, which provides for better target separation and clearer definition in the finished display.

Aviation

Garmin's panel-mounted product line includes GPS-enabled navigation, VHF communications transmitters/receivers, multi-function displays, receivers, instrument landing system (ILS) receivers, digital transponders (which transmit an aircraft's altitude and its flight identification number in response to requests transmitted by ground-based air traffic control radar systems or collision avoidance devices on other aircraft), marker beacon receivers and audio panels.

Garmin's aviation products have won prestigious awards throughout the industry for their innovative features and ease of use. The GNS 430/530 offers multiple features and capabilities integrated into a single product. This high level of integration minimizes the use of precious space in the cockpit, enhances the quality and safety of flight through the use of modern designs and components and reduces the cost of equipping an aircraft with modern electronics. The GNS 430 was recognized by *Flying* Magazine as the Editor's Choice Product of the Year for 1998. In 1994, and again in 2000, Garmin earned recognition from the Aircraft Electronics Association for outstanding contribution to the general aviation electronics industry. The GPSMAP 295 won *Aviation Consumer* Magazine's Gear of the Year award for best aviation portable product in 2000 and again in 2001. *Flying* Magazine's editors awarded the GPSMAP 396 with a 2005 Editors' Choice Award for outstanding achievements. The GPSMAP 496, introduced in 2006, won the "2006 Gear of the Year" award from *Aviation Consumer* magazine. Garmin was ranked No. 1 among aviation electronics manufacturers for operation, presentation, technical advancement, information, construction and satisfaction in *Professional Pilot* magazine's survey of its readers in 2003, 2004 and 2005 and was ranked No. 2 in 2006. Also, Garmin was ranked No. 1 among avionics manufacturers for avionics product support in *Professional Pilot* magazine's survey of its readers in each of the last four survey years (2002, 2005, 2006, and 2008). *Aviation International News* also ranked Garmin No. 1 in avionics product support in 2007, making it the fourth consecutive year that Garmin has earned that No. 1 ranking. Garmin received the Airline Technology Achievement Award from *Air Transport World Magazine* in January 2005 for championing the development of Automatic Dependent Surveillance-Broadcast (ADS-B) technology, an enabling technology for air traffic management.

Garmin's panel-mounted aviation products are sold in both new aircraft and the retrofit market where existing aircraft are fitted with the latest electronics from Garmin's broad product line.

Garmin has also expanded its range of avionics offerings to leading General Aviation aircraft manufacturers such as the Cessna Aircraft Company, Raytheon Aircraft Company, Diamond Aircraft Industries, Mooney Aircraft Corporation, Piper Aircraft Company, EADS SOCATA and Columbia Aircraft Manufacturing Corporation through the installation of the G1000 integrated flight deck as original equipment aboard new aircraft. This system integrates attitude, heading, air data, navigation, communication, engine monitoring, and other aircraft functions into a single cohesive system which interfaces with the flight crew using a set of large, bright TFT displays. The G1000 also comes with an optional integrated autopilot – the GFC70. Garmin also has expanded its G1000 sales to the business jet segment, such as Cessna with its Citation Mustang jet and Embraer which has selected Garmin's G1000 integrated flight deck for Embraer's new Phenom 100 (very light jet) and Phenom 300 (light jet) programs.

The table below includes a sampling of some of the aviation products currently offered by Garmin:

Handheld and portable aviation products:

GPSMAP® 96 & 96C	Portable units integrating GPS navigation with Jeppesen database and comprehensive towers-and-obstacles database. GPSMAP 96C offers a color display and 119 MB of memory for downloadable maps.
GPSMAP 296	In addition to a 3.8" diagonal color display, this portable GPS receiver offers features like terrain cautions and alerts, sectional chart-like topographic data, a built-in obstacle database, and a transparent navigation arc view for course, speed and distance information.
GPSMAP 396	A portable navigation device that offers users GPS navigation, XM WX Satellite Weather™ capability, featuring Next Generation Radar (NEXRAD), a terrain awareness and warning system (TAWS), and XM entertainment programming, among other features.
GPSMAP 496	The GPSMAP 496 expands on the GPSMAP 396 by adding such additional features as Garmin's SafeTaxi™ airport diagrams, Aircraft Owners and Pilots Association (AOPA) Airport directory data, enhanced high-resolution terrain database, accelerated GPS update rate, and pre-loaded automotive maps of North America.

Panel-mount aviation products:

G1000®	The G1000 integrates navigation, communication, attitude, weather, terrain, traffic, surveillance and engine information on large high-resolution color displays. The G1000 offers general aviation airplane manufacturers an easy-to-install solution for flight displays and provides the aircraft owner the benefits of a state-of-the-art avionics system which relies on modern technologies such as solid state components and bright, sunlight-readable TFT displays.
G600™	The G600 (expected availability of late 2008) will bring the style and function of an all-glass integrated avionics suite to the retrofit market. The G600 incorporates two individual displays – a PFD and MFD – in a customized package specifically designed for easy retrofit installation. The G600 is designed to communicate and integrate with Garmin's WAAS enabled panel mount products, and provides essential information such as attitude, air data, weather, terrain and traffic. Garmin anticipates that the G600 will receive the FAA's Approved Model List Supplemental Type Certification (AML STC), which will simplify certification for approximately 400 different aircraft models.
G900X™	An all-glass integrated avionics system specifically designed for kitplane builders of the Lancair and Van's RV-series aircraft.

400 Series (3 models)	The GNS 430 was the world's first "all-in-one" IFR certified GPS navigation receiver/traditional VHF navigation receiver/instrument landing systems receiver and VHF communication transmitter/receiver. Features available in different 400 series models include 4-color map graphics, GPS, communication and navigation capabilities. The 430 Series units may now be ordered with or upgraded to Wide Area Augmentation System (WAAS) capability.
500 Series (2 models)	These units combine the features of the 400 series along with a larger 5" color display. The 530 Series units may now be ordered with or upgraded to Class B Terrain Awareness and Warning System (TAWS-B) and Wide Area Augmentation System (WAAS) capability.
GI-102A & 106A	Course deviation indicators (CDIs). The GI-106A features an instrument landing system receiver to aid in landing.
GMA 340 & 347	The GMA 340 is a feature-rich audio panel with six-place stereo intercom and independent pilot/co-pilot communications capabilities. The GMA 347 has automatic squelch, digital clearance recorder, and a full-duplex telephone interface.
GTX™ 330 & 330D	FAA-certified Mode S transponders with data link capability, including local air traffic information at FAA radar sites equipped with Traffic Information Service (TIS). These transponders may also be optionally upgraded to provide 1090 MHz Extended Squitter (ES) transmission capabilities, which will increase situational awareness once the Automatic Dependent Surveillance-Broadcast (ADS-B) system is fully implemented.
GTX 320A,327 & 328	FAA-certified transponders which transmit altitude or flight identification to air traffic control radar systems or other aircraft's air traffic avoidance devices and feature solid-state construction for longer life. The GTX 327 offers a digital display with timing functions. The 328 is designed exclusively for Europe and satisfies the European requirement for a Mode S solution that meets the reduced certification requirements for the VFR Mode S mandate.
GTX 32	Remote mounted solid-state Mode C digital transponder. Its solid-state transmitter provides 200 watts of nominal power output. Compatible with GNS 480 and G1000 systems.
GTX 33 & 33D	Remote mounted Mode S, IFR-certified transponders with datalink capability, including local traffic updates. Receive FAA Traffic Information Services (TIS), including location, direction, altitude, and climb/descent information of nearby aircraft. Compatible with GNS 480 and G1000 systems.
GDL 90	The GDL 90 is the first airborne Automatic Dependent Surveillance-Broadcast (ADS-B) product certified by the FAA to TSO C145A standards. The GDL 90 allows pilots in the cockpit and air traffic controllers on the ground to "see" aircraft traffic with much more precision than has ever been possible before without the costly infrastructure of ground based tracking radar. The GDL 90 relies on the infrastructure that is part of the FAA's Safe Flight 21 program. This program is currently under development with

	implementation of the ground-based portion of the ADS-B network taking place along the East Coast and other selected areas of the U.S.A. Additional installations of the ADS-B ground stations are planned. The ground stations can track aircraft movement and eventually are expected be used to broadcast traffic and weather services. Pilots equipped with the GDL 90 and operating within the ground station coverage area will receive aircraft traffic and real-time weather information free of charge.
GDL 69 and 69A	The GDL 69 offers the ability to provide real-time weather information to the aircraft which can be displayed on one of several panel-mounted devices, such as the GNS 430, GNS 530, MX20, and G1000 systems. The GDL 69 and GDL 69A receive real-time weather information broadcast by the XM WX Satellite radio system. In addition, the GDL 69A expands the utility of the system by providing CD quality audio provided by XM Satellite Radio (separate subscriptions for weather data and audio required).
GMX 200™	A large (6.5 inch) sunlight-readable, high-resolution, multi-function display.
SL 30 and SL 40	The SL30 is a compact VHF navigation and communications unit that combines a 760-channel VHF communications radio with 200-channel glideslope and localizer receivers. The SL40 is a 760-channel VHF communications radio only. Both the SL30 and SL40 feature 10 watt communications transmitters.
GWX™ 68	The GWX 68 is an all-in-one antenna/receiver/transmitter that brings real-time weather to Garmin's newest multi-function displays.

Sales and Marketing

Garmin's consumer products are sold through a worldwide network of approximately 3,000 independent dealers and distributors in approximately 100 countries who meet our sales and customer service qualifications. No single customer represented 10% or more of Garmin's consolidated revenues in the fiscal year ended December 29, 2007. Marketing support is provided geographically from Garmin's offices in Olathe, Kansas (North, South and Central America), Southampton, U.K. (Europe, Middle East and Africa) and Shijr, Taiwan (Asia, Australia and New Zealand). Garmin's distribution strategy is intended to increase Garmin's global penetration and presence while maintaining high quality standards to ensure end-user satisfaction.

Garmin's U.S. consumer product marketing is handled through its dealers and distributors who are serviced by a staff of regional sales managers and in-house sales associates. Some of Garmin's larger consumer products dealers and distributors include:

- *Best Buy*—one of the largest U.S. electronics retailers;
- *BDI/Laguna*—a large distributor who sells to such dealers as Amazon.com;
- *Cabela's*—a major hunting and fishing catalog retailer for the outdoor marine market with "super store" and "destination store" locations;
- *Circuit City*—a leading U.S. electronics retailer;
- *Petra*—a large distributor who sells to such dealers as Costco;
- *REI (Recreational Equipment Inc.)*—a specialty outdoor gear consumer cooperative;
- *Wal-Mart*—the world's largest mass retailer;

- *West Marine*—the largest U.S. marine retailer specializing in offshore boating equipment; and

- *Wynit*—a large distributor who sells to such dealers as Costco and Comp USA.

Garmin's Europe, Middle East and Africa consumer product marketing is handled through our in-country subsidiaries or local distributors who resell to dealers. Working closely with Garmin's in-house sales and marketing staff in the U.K., these in-country subsidiaries or independent distributors are responsible for inventory levels and staff training requirements at each retail location. Garmin's Taiwan-based marketing team handles its Asia marketing effort.

Garmin's panel-mount aviation products are sold through distributors around the world. Garmin's largest aviation distributors include Sportsman's Market, Gulf Coast Avionics, Aircraft Spruce and Specialty Co., Pacific Coast Avionics, JA Air Center and Sarasota Avionics. These distributors have the training, equipment and certified staff required for at-airport installation of Garmin's avionics equipment. Garmin's portable aviation products are sold through distributors and through catalogs.

In addition to the traditional distribution channels mentioned, Garmin has many relationships with original equipment manufacturers (OEM). In the consumer market, Garmin's products are sold to certain automotive and motorcycle OEMs such as Chrysler/Mopar, Toyota, Harley-Davidson, BMW and BMW Motorrad, Honda Access, Hyundai, Mazda, Nissan, Volvo, Bombardier, and Polaris, for dealer-installed aftermarket accessory programs. Garmin also has a factory-installed program with Honda Motorcycles. Garmin also has relationships with certain rental car companies including Dollar/Thrifty, Enterprise, Avis, Budget, National, and Alamo. Garmin has also developed promotional relationships with certain automotive dealerships in certain countries including BMW, Mazda, Saab and Ford. Garmin's products are also standard equipment on various models of boats manufactured by Allison Boats, Bennington Marine, Cigarette Racing Team, Inc., Cobalt Boats, G3 Boats, and are optional equipment on boats manufactured by Chaparral Boats, Inc., Formula Boats, Fountain Powerboats, Glacier Bay Catamarans, Inc., and Pro-Line Boats. In the aviation market, Garmin's avionics are standard equipment on various models of aircraft built by Cessna Aircraft Company, Cirrus Design Corporation, Diamond Aircraft Industries, EADS SOCATA, Eurocopter, Mooney Aircraft Corporation, Raytheon Aircraft Company, Robinson Helicopter, and the Piper Aircraft Company. Other aircraft manufacturers offer Garmin's products as optional equipment.

Competition

The market for navigation, communications and information products is highly competitive. Garmin believes the principal competitive factors impacting the market for its products are design, functionality, quality and reliability, customer service, brand, price, time-to-market and availability. Garmin believes that it generally competes favorably in each of these areas.

Garmin believes that its principal competitors for portable automotive products are TomTom NV, Magellan Navigation, Inc. ("Magellan"), Mio Technology Ltd. and Navigon AG. Garmin believes that its principal competitors for handheld recreational product lines are Magellan and Lowrance Electronics, Inc. ("Lowrance") For marine chartplotter products, Garmin believes that its principal competitors are Raymarine Ltd. ("Raymarine"), Furuno Electronic Company ("Furuno"), Lowrance and Simrad Yachting AS. For Garmin's fishfinder/depth sounder product lines, Garmin believes that its principal competitors are Lowrance, Raymarine, the Humminbird division of Johnson Outdoors, Inc., Navman, Simrad and Furuno. For Garmin's general aviation product lines, Garmin considers its principal competitors to be Lowrance (for portable GPS units), and Honeywell, Inc., Avidyne Corporation, L-3 Avionics Systems, Meggitt PLC, Rockwell Collins, Inc., Universal Avionics Systems Corporation, Chelton Flight Systems, Aspen Avionics, and Free Flight Systems for panel-mount GPS and display units. For Garmin's Family Radio Service and General Mobile Radio Service product line, Garmin believes that its principal competitors are Motorola, Inc. ("Motorola"), Cobra Electronics Corporation and Audiovox Corporation.

Research and Development

Garmin's product innovations are driven by its strong emphasis on research and development and the close partnership between Garmin's engineering and manufacturing teams. Garmin's products are created by its engineering and development staff, which numbered 1,389 people worldwide as of December 29, 2007. Garmin's manufacturing staff includes manufacturing process engineers who work closely with Garmin's design engineers to ensure manufacturability and manufacturing cost control for its products. Garmin's development staff includes industrial designers, as well as software engineers, electrical engineers, mechanical engineers and cartographic engineers. Garmin believes the industrial design of its products has played an important role in Garmin's success. Once a development project is initiated and approved, a multi-disciplinary team is created to design the product and transition it into manufacturing.

Below is a table of Garmin's expenditures on research and development over the last three fiscal years.

	December 29, 2007	December 30, 2006	December 31, 2005
($'s in thousands)			
Research and development	$159,406	$113,314	$74,879
Percent of net sales	5.0%	6.4%	7.3%

Manufacturing and Operations

Garmin believes that one of its core competencies is its manufacturing capability at its Shijr, Jhongli and LinKou, Taiwan facilities, its Olathe, Kansas facility, and its Salem, Oregon facility. Garmin believes that its vertically integrated approach has provided it the following benefits:

Reduced time-to-market. Utilizing concurrent engineering techniques, Garmin's products are introduced to production at an early development stage and the feedback provided by manufacturing is incorporated into the design before mass production begins. In this manner, Garmin attempts to reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields.

Design and process optimization. Garmin uses its manufacturing resources to rapidly prototype design concepts, products and processes in order to achieve higher efficiency, lower cost and better value for customers. Garmin's ability to fully explore product design and manufacturing process concepts has enabled it to optimize its designs to minimize size and weight in GPS devices that are functional, waterproof, and rugged.

Logistical agility. Operating its own manufacturing facilities helps Garmin minimize problems, such as component shortages and long component lead times which are common in the electronics industry. Many products can be re-engineered to bypass component shortages or reduce cost and the new designs can be delivered to market quickly. Garmin reacts rapidly to changes in market demand by striving to maintain a safety stock of long-lead components and by rescheduling components from one product line to another.

Garmin's design, manufacturing, distribution, and servicing processes in our US, Taiwan, and UK facilities are certified to ISO 9001-2000, an international quality standard developed by the International Organization for Standardization. Garmin's Taiwan manufacturing facilities have also achieved TS 16949:2002 certification, a quality standard for automotive suppliers. In addition, Garmin's aviation operations have achieved certification to AS9100, the quality standard for the aviation industry.

In January 2007, Garmin's Taiwan facilities also achieved certification of their environmental management systems to the ISO14001:1994 standard. This certification recognizes that Garmin's Taiwan subsidiary has systems and processes in place to minimize or prevent harmful effects on the environment and to strive continually to improve its environmental performance. Garmin Europe and Garmin International, Inc. are currently pursuing compliance to the ISO 14000 standard.

Materials

Garmin purchases components for its products from a number of suppliers around the world. For certain components, Garmin relies on sole source suppliers. The failure of our suppliers to deliver components in sufficient quantities and in a timely manner could adversely affect our business.

Seasonality

Our sales are subject to significant seasonal fluctuation. Sales of our consumer products are generally significantly higher in the fourth quarter, due to increased demand for automotive/mobile products during the holiday buying season, and, to a lesser extent, the second quarter, due to increased demand during the spring and summer marine season and the Father's Day/graduation buying season. Sales of consumer products are also influenced by the timing of the release of new products. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Backlog

Our sales are generally of a consumer nature and there is a relatively short cycle between order and shipment. Therefore, we believe that backlog information is not material to the understanding of our business. We typically ship most orders within 72 hours of receipt.

Intellectual Property

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. As of January 11, 2008, we held 331 U.S. patents and 42 foreign patents. As of January 11, 2008, we had 190 U.S. patent applications and 32 foreign patent applications pending. In addition, Garmin often relies on licenses of intellectual property for use in its business. For example, Garmin obtains licenses for digital cartography technology for use in our products from various sources. As of January 11, 2008, we held 81 U.S. trademark registrations and 162 foreign trademark registrations. As of January 11, 2008, we had 28 U.S. trademark applications and 73 foreign trademark applications pending.

We believe that our continued success depends on the intellectual skills of our employees and their ability to continue to innovate. Garmin will continue to file and prosecute patent applications when appropriate to attempt to protect Garmin's rights in its proprietary technologies. Garmin was selected as a constituent of the Ocean Tomo® 300 Patent Index and The Ocean Tomo® 300 Patent Growth Index, which are indices that recognize companies with high intellectual property value.

There is no assurance that our current patents, or patents which we may later acquire, may successfully withstand any challenge, in whole or in part. It is also possible that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will preclude us from manufacturing and marketing certain products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

Regulations

The telecommunications industry is highly regulated, and the regulatory environment in which Garmin operates is subject to change. In accordance with Federal Communication Commission ("FCC") rules and regulations, wireless transceiver and cellular handset products are required to be certified by the FCC and comparable authorities in foreign countries where they are sold. Garmin's products sold in Europe are required to comply with relevant directives of the European Commission. A delay in receiving required certifications for new products, or enhancements to Garmin's products, or losing certification for Garmin's existing products could adversely affect our business. In addition, aviation products that are intended for installation in "type certificated aircraft" are required to be certified by the FAA, its European counterpart, the European Aviation Safety Agency, and other comparable organizations before they can be used in an aircraft.

Because Garmin Corporation, one of the Company's principal subsidiaries, is located in Taiwan, foreign exchange control laws and regulations of Taiwan with respect to remittances into and out of Taiwan may have an impact on Garmin's operations. The Taiwan Foreign Exchange Control Statute, and regulations thereunder, provide that all foreign exchange transactions must be executed by banks designated to handle such business by the Ministry of Finance of Taiwan and by the Central Bank of China, also referred to as the CBC. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, while all foreign currency needed for the import of merchandise and services may be purchased freely from the designated foreign exchange banks. Aside from trade-related foreign exchange transactions, Taiwan companies and residents may, without foreign exchange approval, remit outside and into Taiwan foreign currencies of up to $50 million and $5 million respectively, or their equivalent, each calendar year. Currency conversions within the limits are processed by the designated banks and do not have to be reviewed and approved by the CBC. The above limits apply to remittances involving a conversion between New Taiwan Dollars and U.S. Dollars or other foreign currencies. The CBC typically approves foreign exchange in excess of the limits if a party applies with the CBC for review and presents legitimate business reasons justifying the currency conversion. A requirement is also imposed on all enterprises to register all medium and long-term foreign debt with the CBC.

Environmental Matters

The European Union ("EU") has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS Directive") and the Waste Electrical and Electronic Equipment Directive ("WEEE Directive"). The RoHS Directive requires EU member states to enact laws prohibiting the use of certain substances, including lead, mercury, cadmium and hexavalent chromium, in certain electronic products put on the market after July 1, 2006. The WEEE Directive requires EU member states to enact laws that were to go into effect by August 13, 2005 regulating the collection, recovery and recycling of waste from certain electronic products. We have established a program in order to comply with such laws and regulations as they are enacted by the EU member states. We have modified the design of our products and our manufacturing processes in order to comply with such laws and regulations.

The EU has also enacted the Registration, Evaluation, and Authorization of Chemicals ("REACH") regulation. REACH requires manufacturers and importers of articles to register the substances contained in the articles if the substances are intended to be released under normal or reasonably foreseeable conditions of use. Because the substances contained in our products are not intended to be released under normal or reasonably foreseeable conditions of use, we do not believe we or the importers of our products have an obligation under REACH to register those substances. It is possible, however, that Garmin could participate in the REACH regulations as necessary to support possible REACH registration requirements of the recyclers of our products. REACH also imposes notification requirements on manufacturers and importers of articles if the articles contain "substances of very high concern." Although these notification requirements do not become effective until after June 1, 2011, we have established a program in order to comply with them when and to the extent necessary.

The People's Republic of China has enacted legislation which is widely known as "China RoHS". The first phase of China RoHS took effect on March 1, 2007 and requires the disclosure and marking of certain substances, including lead, mercury, cadmium and hexavalent chromium in certain electronic products. We have established a program in order to comply with the first phase of China RoHS.

The State of California has enacted legislation similar to the RoHS Directive and other states and countries have promulgated or proposed legislation similar to the RoHS Directive and/or the WEEE Directive. The need for and cost of our compliance with such legislation cannot yet be determined but the cost could be substantial.

Several states have enacted laws pertaining to the reduction of mercury in products and the labeling of mercury-containing products, including the member states of the Interstate Mercury Education and Reduction Clearinghouse (IMERC). Some of these laws, including those in Connecticut, New York, Vermont and Louisiana, are applicable to certain of Garmin's GPS products. We have established an ongoing compliance program to ensure that we are fulfilling the notice and labeling requirements set forth in the relevant mercury legislation.

Portable Garmin products which use AC/DC adapters as an option for battery charging would require submissions of energy-use profiles if and when the future implementing measures resulting from the EU EuP (Energy Using Products) Directive define such products as being within their scope.

Employees

As of December 31, 2007, Garmin had 8,434 full-time employees worldwide, of whom 2,443 were in the United States, 67 were in Canada, 5,444 were in Taiwan, 475 were in Europe, and 5 were in other global locations. None of Garmin's employees are represented by a labor union (except for Garmin's four employees in Brazil) and none of Garmin's North American or Taiwan employees are covered by a collective bargaining agreement. Garmin considers its employee relations to be good.

Item 1A. Risk Factors

The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially adversely affected.

Risks Related to the Company

Many of our Products Rely on the Global Positioning System

The Global Positioning System is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, some have been operating for more than 13 years.

If a significant number of satellites were to become inoperable, unavailable or are not replaced, it would impair the current utility of our Global Positioning System products and would have a material negative effect on our business. In addition, there can be no assurance that the U.S. government will remain committed to the operation and maintenance of Global Positioning System satellites over a long period, or that the policies of the U.S. government that provide for the use of the Global Positioning System without charge and without accuracy degradation will remain unchanged. Because of the increasing commercial applications of the Global Positioning System, other U.S. government agencies may become involved in the administration or the regulation of the use of Global Positioning System signals. However, in a presidential policy statement issued in December 2004, the Bush administration indicated that the U.S. is committed to supporting and improving the Global Positioning System and will continue providing it free from direct user fees.

Some of our products also use signals from systems that augment GPS, such as the Wide Area Augmentation System (WAAS). WAAS is operated by the FAA. Any curtailment of the operating capability of WAAS could result in decreased user capability for many of our aviation products, thereby impacting our markets.

Any of the foregoing factors could affect the willingness of buyers of our products to select Global Positioning System-based products instead of products based on competing technologies.

A shut down of U.S. airspace or imposition of restrictions on general aviation would harm our business.

Following the September 11, 2001 terrorist attacks, the FAA ordered all aircraft operating in the U.S. to be grounded for several days. In addition to this shut down of U.S. airspace, the general aviation industry was further impacted by the additional restrictions implemented by the FAA on those flights that fly utilizing Visual Flight Rules (VFR). The FAA restricted VFR flight inside 30 enhanced Class B (a 20-25 mile radius around the 30 largest metropolitan areas in the USA) airspace areas. The Aircraft Owners and Pilots Association (AOPA) estimated that these restrictions affected approximately 41,800 general aviation aircraft based at 282 airports inside the 30 enhanced Class B airspace areas. The AOPA estimates that approximately 90% of all general aviation flights are conducted VFR, and that only 15% of general aviation pilots are current to fly utilizing Instrument Flight Rules (IFR).

The shut down of U.S. airspace following September 11, 2001 caused reduced sales of our general aviation products and delays in the shipment of our products manufactured in our Taiwan manufacturing facility to our distribution facility in Olathe, Kansas, thereby adversely affecting our ability to supply new and existing products to our dealers and distributors.

Any future shut down of U.S. airspace or imposition of restrictions on general aviation could have a material adverse effect on our business and financial results.

Any reallocation of radio frequency spectrum could cause interference with the reception of Global Positioning System signals. This interference could harm our business.

Our Global Positioning System technology is dependent on the use of the Standard Positioning Service (SPS) provided by the U.S. Government's Global Positioning System satellites. The Global Positioning System operates in radio frequency bands that are globally allocated for radio navigation satellite services. The assignment of spectrum is controlled by an international organization known as the International Telecommunications Union ("ITU"). The Federal Communications Commission ("FCC") is responsible for the assignment of spectrum for non-government use in the United States in accordance with ITU regulations. Any ITU or FCC reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, could cause interference with the reception of Global Positioning System signals and may materially and adversely affect the utility and reliability of our products, which would, in turn, have a material adverse effect on our operating results. In addition, emissions from mobile satellite service and other equipment operating in adjacent frequency bands or inband may materially and adversely affect the utility and reliability of our products, which could result in a material adverse effect on our operating results. The FCC continually receives proposals for new technologies and services, such as ultra-wideband technologies, which may seek to operate in, or across, the radio frequency bands currently used by the GPS SPS. Adverse decisions by the FCC that result in harmful interference to the delivery of the GPS SPS may materially and adversely affect the utility and reliability of our products, which could result in a material adverse effect on our business and financial condition.

If we are not successful in the continued development, introduction or timely manufacture of new products, demand for our products could decrease.

We expect that a significant portion of our future revenue will continue to be derived from sales of newly introduced products. The market for our products is characterized by rapidly changing technology, evolving industry standards and changes in customer needs. If we fail to introduce new products, or to modify or improve our existing products, in response to changes in technology, industry standards or customer needs, our products could rapidly become less competitive or obsolete. We must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

If we are unable to successfully develop and introduce competitive new products, and enhance our existing products, our future results of operations would be adversely affected. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept or may materially change the gross profits that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success. From time to time we have experienced delays in shipping certain of our new products and any future delays, whether due to product development delays, manufacturing delays, lack of market acceptance, delays in regulatory approval, or otherwise, could have a material adverse effect on our results of operations.

If we do not correctly anticipate demand for our products, we may not be able to secure sufficient quantities or cost-effective production of our products or we could have costly excess production or inventories.

Historically, we have experienced steady increases in demand for our products although we did experience a decline in demand for our aviation products in 2001 due to declining economic conditions and the shut down of U.S. airspace as a result of the terrorist attacks that occurred on September 11, 2001. We have generally been able to increase production to meet this increasing demand. However, the demand for our products depends on many factors and will be difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support multiple products, as competition in the market for our products intensifies and as the markets for some of our products mature to the mass market category. Significant unanticipated fluctuations in demand could cause the following problems in our operations:

- If demand increases beyond what we forecast, we would have to rapidly increase production. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand.
- Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing quality could decline, which may also lower our margins and reduce customer satisfaction.
- If forecasted demand does not develop, we could have excess production resulting in higher inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies at our facilities, which could result in lower margins.

We may become subject to significant product liability costs.

If our aviation products malfunction or contain errors or defects, airplane collisions or crashes could occur resulting in property damage, personal injury or death. Malfunctions or errors or defects in our marine navigational products could cause boats to run aground or cause other wreckage, personal injury or death. If our automotive or marine products contain defects or errors in the mapping supplied by third-party map providers or if our users do not heed our warnings about the proper use of these products, collisions or accidents could occur resulting in property damage, personal injury or death. If any of these events occurs, we could be subject to significant liability for personal injury and property damage and under certain circumstances could be subject to a judgment for punitive damages. We maintain insurance against accident-related risks involving our products. However, there can be no assurance that such insurance would be sufficient to cover the cost of damages to others or that such insurance will continue to be available at commercially reasonable rates. In addition, insurance coverage generally will not cover awards of punitive damages and may not cover the cost of associated legal fees and defense costs, which could result in lower margins. If we are unable to maintain sufficient insurance to cover product liability costs or if our insurance coverage does not cover the award, this could have a materially adverse impact on our business, financial condition and results of operations.

We depend on our suppliers, some of which are the sole source for specific components, and our production would be seriously harmed if these suppliers are not able to meet our demand and alternative sources are not available, or if the costs of components rise.

We are dependent on third party suppliers for various components used in our current products. Some of the components that we procure from third party suppliers include semiconductors and electroluminescent panels, liquid crystal displays, memory chips, batteries and microprocessors. The cost, quality and availability of components are essential to the successful production and sale of our products. Some components we use are from sole source suppliers. Certain application-specific integrated circuits incorporating our proprietary designs are manufactured for us by sole source suppliers. Alternative sources may not be currently available for these sole source components.

In the past we have experienced shortages of liquid crystal displays and other components. In addition, if there are shortages in supply of components, the costs of such components may rise. If suppliers are unable to meet our demand for components on a timely basis and if we are unable to obtain an alternative source or if the price of the alternative source is prohibitive, or if the costs of components rise, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

We depend on third party licensors for the digital map data contained in our automotive/mobile products, and our business and/or gross margins could be harmed if we become unable to continue licensing such mapping data or if the royalty costs for such data rise.

We license digital mapping data for use in our products from various sources. There are only a limited number of suppliers of mapping data for each geographical region. The two largest digital map suppliers are NAVTEQ Corporation and Tele Atlas N.V. Nokia has signed a Merger Agreement with NAVTEQ, and such Merger Agreement has been approved by NAVTEQ's shareholders. As of February 21, 2008, the proposed merger between Nokia and NAVTEQ is currently pending regulatory review by the European Commission and other closing conditions. In addition, Tom Tom, one of our main competitors in the PND market, is in the process of attempting to acquire Tele Atlas through an offer to purchase all of the issued ordinary shares of Tele Atlas. As of February 22, 2008, Tom Tom's proposed offer to purchase the Tele Atlas shares was under regulatory review by the European Commission.

If both of these transactions close, the two largest digital map suppliers will become wholly-owned subsidiaries of Garmin competitors. Although we do not foresee difficulty in continuing to license data at favorable pricing due to the long term extension signed between Garmin and NAVTEQ in November 2007 (extending our NAVTEQ agreement through 2015 with an option to extend through 2019), if we are unable to continue licensing such mapping data and are unable to obtain an alternative source, or if the nature of our relationships with NAVTEQ or Tele Atlas change detrimentally, our ability to supply mapping data for use in our products would be seriously harmed.

We rely on independent dealers and distributors to sell our products, and disruption to these channels would harm our business.

Because we sell a majority of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Many of our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business will suffer.

Failure to manage our growth and expansion effectively could adversely impact our business.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our shipments and headcount substantially. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources.

Our business may suffer if we are not able to hire and retain sufficient qualified personnel or if we lose our key personnel.

Our future success depends partly on the continued contribution of our key executive, engineering, sales, marketing, manufacturing and administrative personnel. We currently do not have employment agreements with any of our key executive officers. We do not have key man life insurance on any of our key executive officers and do not currently intend to obtain such insurance. The loss of the services of any of our senior level management, or other key employees, could harm our business. Recruiting and retaining the skilled personnel we require to maintain and grow our market position may be difficult. For example, in some recent years there has been a nationwide shortage of qualified electrical engineers and software engineers who are necessary for us to design and develop new products, and therefore, it has sometimes been challenging to recruit such personnel. If we fail to hire and retain qualified employees, we may not be able to maintain and expand our business.

Gross margins for our products may fluctuate or erode.

Gross margins on our automotive/mobile products have been declining due to price reductions in the increasingly competitive market for personal navigation devices (PNDs). We expect that gross margins on automotive/mobile products will continue to erode. In addition, our overall gross margin may fluctuate from period to period due to a number of factors, including product mix, competition and unit volumes. In particular, the average selling prices of a specific product tend to decrease over that product's life. To offset such decreases, we intend to rely primarily on component cost reduction, obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and therefore can be sold at higher average selling prices. However, there can be no assurance that we will be able to obtain any such yield improvements or cost reductions or introduce any such new products in the future. To the extent that such cost reductions and new product introductions do not occur in a timely manner or our products do not achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

Our quarterly operating results are subject to fluctuations and seasonality and may be negatively affected by weakness in the economy.

Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly. If such operating results decline, the price of our stock would likely decline. As we expand our operations, our operating expenses, particularly our advertising and research and development costs, may increase as a percentage of our sales. If revenues decrease and we are unable to reduce those costs rapidly, our operating results would be negatively affected.

Historically, our revenues have usually been weaker in the first and third quarters of each fiscal year and have, from time to time, been lower than the preceding quarter. Our devices are highly consumer-oriented, and consumer buying is traditionally lower in these quarters. Sales of certain of our marine and automotive products tend to be higher in our second fiscal quarter due to increased consumer spending for such products during the recreational marine, fishing, and travel season. Sales of our automotive/mobile products also have been higher in our fourth fiscal quarter due to increased consumer spending patterns on electronic devices during the holiday season. In addition, we attempt to time our new product releases to coincide with relatively higher consumer spending in the second and fourth fiscal quarters, which contributes to these seasonal variations.

Since our products are highly consumer-oriented, a significant slowdown in discretionary spending or consumer confidence due to an economic recession or slowdown in the United States or worldwide economies could negatively impact our revenues.

Adverse economic conditions may harm our investments.

Inflation or other changes in general economic conditions could adversely affect our investment portfolio.

Our quarterly financial statements will reflect fluctuations in foreign currency translation.

Our Taiwan subsidiary holds, and is expected to continue to hold, significant cash, cash equivalents, and marketable securities and receivables denominated in U.S. Dollars. Because the U.S. Dollar is the primary currency for our business and in order to substantially reduce the economic consequence of any variation in the exchange rate for the U.S. Dollar and the New Taiwan Dollar on these assets, management expects that the Taiwan subsidiary will continue to hold the majority of these assets in U.S. Dollar or U.S. Dollar denominated instruments. Nonetheless, U.S. GAAP requires the Company at the end of each accounting period to translate into New Taiwan dollars all such U.S. Dollar denominated assets held by our Taiwan subsidiary. This translation is required because the New Taiwan Dollar is the functional currency of the subsidiary. This U.S. GAAP-mandated translation will cause us to recognize gain or loss on our financial statements as the New Taiwan Dollar/U.S. Dollar exchange rate varies. Such gain or loss will create variations in our earnings per share. Because there is minimal cash impact caused by such exchange rate variations, management will continue to focus on the Company's operating performance before the impact of the foreign currency translation.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share.

The markets for our products are highly competitive, and we expect competition to increase in the future. Some of our competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

Our intellectual property rights are important to our operations, and we could suffer loss if they infringe upon other's rights or are infringed upon by others.

We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. To this end, we hold rights to a number of patents and registered trademarks and regularly file applications to attempt to protect our rights in new technology and trademarks. However, there is no guarantee that our patent applications will become issued patents, or that our trademark applications will become registered trademarks. Moreover, even if approved, our patents or trademarks may thereafter be successfully challenged by others or otherwise become invalidated for a variety of reasons. Thus, any patents or trademarks we currently have or may later acquire may not provide us a significant competitive advantage.

Third parties may claim that we are infringing their intellectual property rights. Such claims could have a material adverse effect on our business and financial condition. From time to time we receive letters alleging infringement of patents, trademarks or other intellectual property rights. Litigation concerning patents or other intellectual property is costly and time consuming. We may seek licenses from such parties, but they could refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources to pay for the licenses. Such infringement claims could also cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products.

Failure to obtain required certifications of our products on a timely basis could harm our business.

We have certain products, especially in our aviation segment, that are subject to governmental and similar certifications before they can be sold. For example, FAA certification is required for all of our aviation products that are intended for installation in type certificated aircraft. To the extent required, certification is an expensive and time-consuming process that requires significant focus and resources. An inability to obtain, or excessive delay in obtaining, such certifications could have an adverse effect on our ability to introduce new products and, for certain aviation OEM products, our customers' ability to sell airplanes. Therefore, such inabilities or delays could adversely affect our operating results. In addition, we cannot assure you that our certified products will not be decertified. Any such decertification could have an adverse effect on our operating results.

Our business is subject to economic, political and other risks associated with international sales and operations.

Our business is subject to risks associated with doing business internationally. We estimate that approximately 39% of our net sales in the fiscal year ended December 29, 2007 represented products shipped to international destinations. Accordingly, our business, financial condition and results of operations could be harmed by a variety of international factors, including:

- changes in foreign currency exchange rates;
- changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
- trade protection measures and import or export licensing requirements;
- potentially negative consequences from changes in tax laws;
- difficulty in managing widespread sales and manufacturing operations;
- acts of war, terrorism, or political unrest; and
- less effective protection of intellectual property.

We may experience unique economic and political risks associated with companies that operate in Taiwan.

Relations between Taiwan and the People's Republic of China, also referred to as the PRC, and other factors affecting the political or economic conditions of Taiwan in the future could materially adversely affect our business, financial condition and results of operations and the market price and the liquidity of our shares. Our principal manufacturing facilities where we manufacture all of our products, except our panel-mounted aviation products, are located in Taiwan.

Taiwan has a unique international political status. The PRC asserts sovereignty over all of China, including Taiwan, certain other islands and all of mainland China. The PRC government does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan in certain circumstances, such as the declaration of independence by Taiwan. Relations between Taiwan and the PRC have on occasion adversely affected the market value of Taiwanese companies and could negatively affect our operations in Taiwan in the future.

There is uncertainty as to our shareholders' ability to enforce certain foreign civil liabilities in the Cayman Islands and Taiwan.

We are a Cayman Islands company and a substantial portion of our assets are located outside the United States, particularly in Taiwan. As a result, it may be difficult to effect service of process within the United States upon us. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Taiwan would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or Taiwan against us predicated upon the securities laws of the United States or any state thereof.

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Memorandum and Articles of Association, as amended, and by the Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as Garmin have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of the company. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel has advised that they are not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

We may pursue strategic acquisitions, investments, strategic partnerships or other ventures, and our business could be materially harmed if we fail to successfully identify, complete and integrate such transactions.

We intend to evaluate acquisition opportunities and opportunities to make investments in complementary businesses, technologies, services or products, or to enter into strategic partnerships with parties who can provide access to those assets, additional product or services offerings, additional distribution or marketing synergies or additional industry expertise. In 2007, we acquired Digital Cyclone, Inc., EME TecSat SAS, Gesellschaft für Professionelle Satellitennavigation mbH, Synergy S.p.A, Electrónica Trepat S.A. and the assets of Nautamatic Marine Systems, Inc., We may not be able to identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates in the future, we may not be able to complete those transactions on commercially favorable terms, or at all.

Any past or future acquisitions could also result in difficulties assimilating acquired employees (including cultural differences with foreign acquisitions), operations, and products and diversion of capital and management's attention away from other business issues and opportunities. Integration of acquired companies may result in problems related to integration of technology and inexperienced management teams. In addition, the key personnel of the acquired company may decide not to work for us. Our management has had limited experience in assimilating acquired organizations and products into our operations. We may not successfully integrate internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters, operations, personnel or products related to acquisitions we made in 2007 or may make in the future. If we fail to successfully integrate such transactions, our business could be materially harmed.

We have benefited in the past from Taiwan government tax incentives offered on certain high technology capital investments that may not always be available.

Our effective tax rate is lower than the U.S. federal statutory rate, because we have benefited from incentives offered in Taiwan related to our high technology investments in Taiwan. The loss of these tax benefits could have a significant effect on our financial results in the future.

Changes in our United States federal income tax classification or in applicable tax law could result in adverse tax consequences to our shareholders.

We do not believe that we (or any of our non-United States subsidiaries) are currently a ''passive foreign investment company'' for United States federal income tax purposes. We do not expect to become a passive foreign investment company. However, because the passive foreign investment company determination is made annually on the basis of facts and circumstances that may be beyond our control and because the principles for applying the passive foreign investment company tests are not entirely clear, we cannot assure that we will not become a passive foreign investment company. If we are a passive foreign investment company in any year, then any of our shareholders that is a United States person could be liable to pay tax at ordinary income tax rates plus an interest charge upon some distributions by us or when that shareholder sells our common shares at a gain. Further, if we are classified as a passive foreign investment company in any year in which a United States person is a shareholder, we generally will continue to be treated as a passive foreign investment company with respect to such shareholder in all succeeding years, regardless of whether we continue to satisfy the income or asset tests described above. Additional tax considerations would apply if we or any of our subsidiaries were a controlled foreign corporation.

We may have additional tax liabilities.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our income tax provision, net income or cash flows in the period or periods for which that determination is made.

Risks Relating to Our Shares

The volatility of our stock price could adversely affect investment in our common shares.

The market price of our common shares has been, and may continue to be, highly volatile. During 2007, the price of our common shares ranged from a low of $48.46 to a high of $125.68. A variety of factors could cause the price of our common shares to fluctuate, perhaps substantially, including:

- announcements and rumors of developments related to our business, our competitors, our suppliers or the markets in which we compete;
- quarterly fluctuations in our actual or anticipated operating results;
- the availability, pricing and timeliness of delivery of components, such as flash memory and liquid crystal displays, used in our products;
- general conditions in the worldwide economy, including fluctuations in interest rates;
- announcements of technological innovations;
- new products or product enhancements by us or our competitors;
- product obsolescence and our ability to manage product transitions;
- developments in patents or other intellectual property rights and litigation;
- developments in our relationships with our customers and suppliers;

- research reports or opinions issued by securities analysts or brokerage houses related to Garmin, our competitors, our suppliers or our customers; and
- any significant acts of terrorism against the United States, Taiwan or significant markets where we sell our products.

In addition, in recent years the stock market in general and the markets for shares of technology companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common shares, and the market price of our common shares may decline.

Our officers and directors exert substantial influence over us.

As of February 15, 2008 members and former members of our Board of Directors and our executive officers, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, beneficially owned approximately 40% of our outstanding common shares. Accordingly, these shareholders may be able to determine the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions. This level of ownership may have a significant effect in delaying, deferring or preventing a change in control of Garmin and may adversely affect the voting and other rights of other holders of our common shares.

Provisions in our shareholder rights plan and our charter documents might deter, delay or prevent a third party from acquiring us and Cayman Islands corporate law may impede a takeover, which could decrease the value of our shares.

Our Board of Directors has the authority to issue up to 1,000,000 preferred shares and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. This could have an adverse impact on the market price of our common shares. We have no present plans to issue any preferred shares, but we may do so. The rights of the holders of common shares may be subject to, and adversely affected by, the rights of the holders of any preferred shares that may be issued in the future. In addition, we have adopted a classified board of directors. Our shareholders are unable to remove any director or the entire board of directors without a super majority vote. In addition, a super majority vote is required to approve transactions with interested shareholders. Shareholders do not have the right to call a shareholders meeting. We have adopted a shareholders' rights plan which under certain circumstances would significantly impair the ability of third parties to acquire control of us without prior approval of our Board of Directors. This shareholders' rights plan and the provisions in our charter documents could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders.

Unlike many jurisdictions in the United States, Cayman Islands law does not currently provide for mergers as that expression is understood under corporate law in the United States. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a "scheme of arrangement," the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands exempted company must be approved at a shareholders' meeting by a majority of the company's shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company's shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The Grand Court of the Cayman Islands must also sanction the convening of these meetings and the terms of the amalgamation. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors' interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

- the statutory provisions as to majority vote have been complied with;
- the shareholders have been fairly represented at the meeting in question;
- the scheme of arrangement is such as a businessman would reasonably approve; and
- the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Garmin International, Inc. and Garmin USA, Inc. occupy a facility of approximately 750,000 square feet (which will be expanded to 981,000 square feet once the pending warehouse expansion is completed) on 42 acres in Olathe, Kansas, where the majority of product design and development work is conducted, the majority of aviation panel-mount products are manufactured and products are warehoused, distributed, and supported for North, Central and South America. Garmin's subsidiary, Garmin Realty, LLC also owns an additional 46 acres of land on the Olathe site for future expansion. In connection with the bond financings for the facility in Olathe and the expansion of that facility, the City of Olathe holds the legal title to the Olathe facility which is leased to Garmin's subsidiaries by the City. Upon the payment in full of the outstanding bonds, the City of Olathe is obligated to transfer title to Garmin's subsidiaries for the aggregate sum of $200. Garmin International, Inc. has purchased all the outstanding bonds and continues to hold the bonds until maturity in order to benefit from property tax abatement.

Garmin Corporation owns and occupies a 249,326 square foot facility in Shijr, Taipei County, Taiwan, a 223,469 square foot facility in Jhongli, Tao-Yang County, Taiwan, and an approximately 580,000 square foot facility in LinKou, Tao-Yang County, Taiwan. In these three facilities Garmin Corporation manufactures all of Garmin's consumer and portable aviation products and warehouses, markets and supports products for the Pacific Rim countries.

Garmin AT, Inc. leases approximately 15 acres of land in Salem, Oregon under a ground lease. This ground lease expires in 2030 but Garmin AT has the option to extend the ground lease until 2050. Garmin AT, Inc. owns and occupies a 52,000 square foot facility (which will be expanded to 115,000 square feet upon completion of its ongoing manufacturing and engineering space expansion, which is scheduled to be completed in July 2008) and a 33,000 square foot aircraft hangar, flight test and certification facility on this land.

Garmin International, Inc. leases 148,320 square feet of land at New Century Airport in Gardner, Kansas under a ground lease which expires in 2026. Garmin International, Inc. owns and occupies a 47,254 square foot aircraft hangar, flight test and certification facility on this land which is used in development and certification of aviation products.

Garmin International, Inc. leases approximately 15,000 square feet of space at 669 North Michigan Avenue in Chicago, Illinois which is used as a retail store and showroom for Garmin products. This lease expires in November 2016.

Garmin International, Inc. also leases an additional: (i) 18,392 square feet of office space in Kansas City, Missouri for a call center operation; (ii) 48,625 square feet of office space in Olathe, Kansas for a call center operation; (iii) 7,425 square feet of office space in Tempe, Arizona for software development; (iv) 5,509 square feet of office space in San Francisco, CA (expected occupancy in February 2008), for its former MotionBased division (now Garmin Connect); and (v) 11,857 aggregate square feet in two buildings in South Beach, Oregon for the former Nautamatic (now TR-1) marine autopilot operations.

Garmin Ltd. leases approximately 902 square feet of office space in Grand Cayman, Cayman Islands.

Garmin (Europe) Ltd. owns and occupies a 155,000 square foot building located in Totton, Southampton, England.

Dynastream Innovations, Inc. leases an aggregate of 19,765 square feet in three buildings in Cochrane, Alberta, Canada.

Digital Cyclone Inc. leases an aggregate of 7,054 square feet of office space in Minnetonka, Minnesota.

Garmin Italia S.p.A. is in the process of moving to a new leased space occupying approximately 24,756 square feet of space in one building in Milan, Italy.

Garmin Iberia S.A. leases an aggregate of approximately 21,000 square feet of office space in two buildings in Barcelona., Spain.

Garmin France SAS leases approximately 21,527 square feet of office space in a building in Nanterre, France and approximately 538 square feet as a separate product showroom in Paris, France.

Garmin Deutschland GmbH leases approximately 20,667 square feet of office space in a building in Gräfelfing, Germany (near Munich) and approximately 19,214 square feet of warehouse space in Puchheim, Germany (near Munich).

Garmin Danmark A/S occupies an approximately 21,700 square foot building in Allerød, Denmark (near Copenhagen), which is owned by another Garmin subsidiary.

Item 3. Legal Proceedings

Encyclopaedia Britannica, Inc. v. Alpine Electronics of America, Inc., Alpine Electronics, Inc., Denso Corporation, Toyota Motor Sales, U.S.A., Inc., American Honda Motor Co., Inc., and Garmin International, Inc.

On May 16, 2005, Encyclopaedia Britannica, Inc. ("Encyclopaedia Britannica") filed suit in the United States District Court for the Western District of Texas, Austin Division, against Garmin's wholly owned subsidiary Garmin International, Inc. ("Garmin International") and five other unrelated companies, alleging infringement of U.S. Patent No. 5,241,671 ("the '671 patent"). Garmin International believes that it should not be found liable for infringement of the '671 patent and additionally that the '671 patent is invalid. On December 30, 2005, Garmin International filed a Motion for Summary Judgment for Claim Invalidity Based on Indefiniteness. On March 1, 2006 the court held a hearing on construction of the claims of the '671 patent. The parties await the court's ruling on Garmin's summary judgment motion and the court's claim construction order. On May 23, 2006, Encyclopaedia Britannica filed an amended complaint claiming that Garmin International and the other defendants also infringe U.S. Patent No. 7,051,018 ("the '018 patent"), a continuation patent of the '671 patent, which issued on May 23, 2006. Garmin International believes that it should not be found liable for infringement of the '018 patent and additionally that the '018 patent is invalid. On July 25, 2006, Encyclopaedia Britannica filed a new complaint claiming that Garmin International and the other defendants also infringe U.S. Patent No. 7,082,437 ("the '437 patent"), a continuation patent of the '671 patent, which issued on July 25, 2006. Garmin International believes that it should not be found liable for infringement of the '437 patent and additionally that the '437 patent is invalid. Encyclopaedia Britannica has asserted the '018 and '437 patents against other parties in Encyclopaedia Britannica v. Magellan Navigation, Inc., et al., Case No. 07-CA-787 (LY)(W.D. Tex). On October 5, 2007, the defendants in that case filed a Motion for Summary Judgment of Invalidity of the '018 and '437 patents and the parties await a hearing and/or the court's ruling on that motion. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin International believes that the claims are without merit and intends to vigorously defend these actions.

Mobile Traffic Systems Corporation and TrafficGauge, Inc. v. Cobra Electronics Corp., Garmin USA, Inc., Magellan Navigation, Inc., and TomTom, Inc.

On April 11, 2007, Mobile Traffic Systems Corporation filed a lawsuit in the United States District Court for the Northern District of Alabama claiming that certain products of Garmin and the other defendants infringe U.S. Patents Nos. 7,069,143 and 6,728,628 (the "Asserted Patents"). TrafficGauge, Inc. was subsequently added as a co-plaintiff. On August 20, 2007, along with its initial answer, Garmin USA, Inc. filed counterclaims seeking judgments declaring the Asserted Patents to be invalid and not infringed. On December 21, 2007, after the initial discovery phase had progressed, Garmin USA, Inc. amended its answer and filed an additional counterclaim seeking a judgment declaring the Asserted Patents to be unenforceable based on the inventor's inequitable conduct before the United States Patent Office during prosecution of the Asserted Patents. In January 2008 Cobra Electronics Corp. announced that it had settled this lawsuit on undisclosed terms. The court has scheduled trial against the remaining defendants to begin on November 17, 2008. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin USA, Inc. believes that it should not be found liable for infringement of the Asserted Patents and additionally that the Asserted Patents are invalid and unenforceable.

From time to time Garmin is involved in other legal actions arising in the ordinary course of our business. We believe that the ultimate outcome of these actions will not have a material adverse effect on our business, financial condition and results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of shareholders of Garmin during the fourth fiscal quarter of 2007.

Executive Officers of the Registrant

Pursuant to General Instruction G(3) of Form 10-K and instruction 3 to paragraph (b) of Item 401 of Regulation S-K, the following list is included as an unnumbered Item in Part I of this Annual Report on Form 10-K in lieu of being included in the Company's Definitive Proxy Statement in connection with its annual meeting of shareholders scheduled for June 6, 2008.

Dr. Min H. Kao, age 59, has served as Chairman of Garmin Ltd. since August 2004 and was previously Co-Chairman of Garmin Ltd. from August 2000 to August 2004. He has served as Chief Executive Officer of Garmin Ltd. since August 2002 and previously served as Co-Chief Executive Officer from August 2000 to August 2002. He has been President of Garmin Corporation since January 1999. He has also been Chairman and a director of Garmin Corporation since January 1990. Dr. Kao has been Chief Executive Officer of Garmin International, Inc. since October 2007, Chairman of Garmin International, Inc. since July 2004 and a director of Garmin International, Inc. since August 1990. He served as Vice President of Garmin International, Inc. from April 1991 to March 2002, and President of Garmin International, Inc. from March 2002 to October 2007. Dr. Kao has been Chairman and Chief Executive Officer of Garmin USA, Inc. since October 2007, and a director of Garmin USA, Inc. since December 2001. He served as President of Garmin USA, Inc. from March 2002 to October 2007, and as Vice President of Garmin USA, Inc. from December 2001 to March 2002. Dr. Kao has been Chairman and Chief Executive Officer of Garmin AT, Inc. since October 2007, and a director of Garmin AT, Inc. since August 2003. He served as President of Garmin AT, Inc. from August 2003 to October 2007. He served as Vice President of Garmin USA, Inc. from December 2001 to March 2002. Dr Kao has been a director of Garmin (Europe) Ltd. since 1992, a director of Garmin N.V. and Garmin B.V. since 2005, a director of Garmin Singapore Pte. Ltd. since August 2006, and a director of Dynastream Innovations, Inc, since December 2006, a director of Digital Cyclone, Inc. since January 2007, and a director of each of Garmin Spain S.L.U., Garmin Iberia S.A. and Garmin Italia S.p.A. since November 2007. Dr. Kao holds Ph.D. and MS degrees in Electrical Engineering from the University of Tennessee and a BS degree in Electrical Engineering from National Taiwan University.

Clifton A. Pemble, age 42, has served as a director of Garmin Ltd. since August 2004, and as President and Chief Operating Officer of Garmin Ltd. since October 2007. He has been a director of Garmin International, Inc. and Garmin USA, Inc. since July 2004. He has been a director of Garmin Corporation and Garmin (Europe) Ltd. since July 2004. Mr. Pemble has been a director of Garmin AT, Inc. since August 2003, a director of Dynastream Innovations, Inc. since December 2006, a director of Digital Cyclone, Inc. since January 2007, and a director of each of Garmin Spain S.L.U., Garmin Iberia S.A. and Garmin Italia S.p.A. since November 2007. He has been President and Chief Operating Officer of each of Garmin International, Inc., Garmin USA, Inc. and Garmin AT, Inc. since October 2007. Previously, he was Vice President, Engineering of Garmin International, Inc. from 2005 to October 2007, Director of Engineering of Garmin International, Inc. from 2003 to 2005, and Software Engineering Manager of Garmin International, Inc. from 1995 to 2002 and a Software Engineer with Garmin International, Inc. from 1989 to 1995. Mr. Pemble holds BA degrees in Mathematics and Computer Science from MidAmerica Nazarene University.

Kevin S. Rauckman, age 45, has served as Chief Financial Officer and Treasurer of Garmin Ltd. since August 2000. He has been Director of Finance and Treasurer of Garmin International, Inc. since January 1999 and a director of Garmin International, Inc. since April 2001. He has been Treasurer and a director of Garmin USA, Inc. since December 2001. Mr. Rauckman has been Chief Financial Officer and Treasurer and a director of Garmin AT, Inc. since August 2003. Mr. Rauckman has been a director of Garmin Corporation since July 2004. Mr. Rauckman has been a director of Garmin (Europe) Ltd. since July 2004, a director of Dynastream Innovations, Inc. since December 2006, a director of Garmin Singapore Pte. Ltd. since August 2006, a director of Digital Cyclone, Inc. since January 2007, and a director of each of Garmin Spain S.L.U., Garmin Iberia S.A. and Garmin Italia S.p.A. since November 2007. Mr. Rauckman holds BS and MBA degrees in Business from the University of Kansas.

Andrew R. Etkind, age 52, has served as General Counsel and Secretary of Garmin Ltd. since August 2000. He has been Vice President and General Counsel of Garmin International, Inc. since July 2007, General Counsel since February 1998, and Secretary since October 1998. He has been General Counsel and Secretary of Garmin USA, Inc. since December 2001. Mr. Etkind has been General Counsel and Secretary of Garmin AT, Inc. since August 2003. He has been Secretary of Garmin (Europe) Ltd. since March 2001. He has been General Counsel and Secretary of Digital Cyclone, Inc. since January 2007. Mr. Etkind has been a director of Garmin N.V. since 2005, and a director of each of Garmin Deutschland GmbH and Garmin Deutschland Verwaltungs GmbH since July 2007. Mr. Etkind holds BA, MA and LLM degrees from Cambridge University, England and a JD degree from the University of Michigan Law School.

Brian J. Pokorny, age 44, has been Vice President, Operations of Garmin International, Inc. since 2005. Previously, he was Director of Operations of Garmin International, Inc. from 1997 to 2005 and Production Planning Manager of Garmin International, Inc. from 1995 to 1997. Mr. Pokorny holds a BS degree in Business Management and a MBA from the University of Nebraska - Lincoln and holds the professional certification of CPIM (Certified in Production and Inventory Management).

Danny J. Bartel, age 58, has been Vice President, Worldwide Sales of Garmin International, Inc. since 2006. Previously, he was Technical/Survey Sales Manager of Garmin International, Inc. from 1992 to 1993, Director, Europe, Middle East and Africa of Garmin (Europe) Ltd. from 1994 to 1999, and Director of Consumer Electronic Sales of Garmin International, Inc. from 1999 to 2006. He has been a director of Garmin (Europe) Ltd. since July 2004. Mr. Bartel holds a B.S. in Electrical Engineering from South Dakota State University and a B.A. in Management from Central Michigan University.

Gary V. Kelley, age 61, has been Vice President, Marketing of Garmin International, Inc. since 2005. Previously, he was Director of Marketing of Garmin International, Inc. from 1992 to 2005. He has also been Director of Marketing of Garmin USA, Inc. since January 2002. Mr. Kelley was a director of Garmin (Europe) Ltd. from 1993 to 2004. Mr. Kelley holds a BBA degree from Baker University. He also holds a commercial pilot license with instrument and flight instructor ratings.

All executive officers are elected by and serve at the discretion of the Company's Board of Directors. None of the executive officers has an employment agreement with the Company. There are no arrangements or understandings between the executive officers and any other person pursuant to which he or she was or is to be selected as an officer. There is no family relationship among any of the executive officers. Dr. Min H. Kao is the brother of Ruey-Jeng Kao, who is a supervisor of Garmin Corporation, Garmin's Taiwan subsidiary, who serves as an ex-officio member of Garmin Corporation's Board of Directors.

PART II

Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Garmin's common shares have traded on the Nasdaq National Market under the symbol "GRMN" since its initial public offering on December 8, 2000 (the "IPO"). As of February 8, 2007, there were 280 shareholders of record.

On August 15, 2006, a two-for-one stock split of Garmin's common shares was effected.

The range of high and low closing sales prices of Garmin's common shares as reported on the Nasdaq Stock Market for each fiscal quarter of fiscal years 2007 and 2006 was as follows:

	Year Ended			
	December 29, 2007		December 30, 2006	
	High	Low	High	Low
First Quarter	$57.66	$49.19	$42.39	$29.75
Second Quarter	$75.03	$52.69	$54.75	$39.97
Third Quarter	$121.14	$75.18	$54.10	$41.20
Fourth Quarter	$123.80	$82.32	$56.89	$44.53

The Board of Directors declared a cash dividend of $0.75 per common share to shareholders of record on August 15, 2007 which was paid on September 14, 2007. The Board of Directors declared a cash dividend of $0.50 per common share to shareholders of record on December 1, 2006 which was paid on December 15, 2006. All dividend amounts and share prices are after giving effect to the August 15, 2006 two-for-one stock split.

Garmin currently expects to pay a cash dividend in December 2008.

The Board of Directors approved a share repurchase program on August 3, 2006, authorizing the Company to purchase up to 3.0 million shares of Garmin's common shares as market and business conditions warrant. The share repurchase authorization expired on December 31, 2007. 1,155,300 shares were purchased under this authorization during the fiscal year ended December 30, 2006, and 57,235 shares were purchased under this authorization during the fiscal year ended December 29, 2007.

Period	Total # of Shares Purchased	Average Price Paid Per Share	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2007	-	-	0
November 2007	57,235	$89.94	0
December 2007	-	-	0
Total	**57,235**	**$89.94**	**0**

We refer you to Item 12 of this report under the caption "Equity Compensation Plan Information" for certain equity plan information required to be disclosed by Item 201(d) of Regulation S-K.

Stock Performance Graph

This performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended.

The following graph illustrates the cumulative total shareholder return (rounded to the nearest whole dollar) of Garmin common shares during the period from December 31, 2002 through December 31, 2007, and compares it to the cumulative total return on the NASDAQ Composite Index and the NASDAQ 100 Index. Garmin is one of the constituent companies of the NASDAQ 100 Index. The comparison assumes a $100 investment on December 31, 2002, in Garmin common shares and in each of the foregoing indexes and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Garmin Ltd., The NASDAQ Composite Index
And The NASDAQ 100 Index



$800
$700
$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
Garmin Ltd.
NASDAQ Composite
NASDAQ 100

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/02	12/03	12/04	12/05	12/06	12/07
Garmin Ltd.	100.00	187.60	211.30	232.50	393.96	691.71
NASDAQ Composite	100.00	149.75	164.64	168.60	187.83	205.22
NASDAQ 100	100.00	147.04	161.38	165.97	182.19	214.88

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of the Company. The selected consolidated balance sheet data as of December 29, 2007 and December 30, 2006 and the selected consolidated statement of income data for the years ended December 29, 2007, December 30, 2006, and December 31, 2005 were derived from the Company's audited consolidated financial statements and the related notes thereto which are included in Item 8 of this annual report on Form 10-K. The selected consolidated balance sheet data as of December 31, 2005, December 25, 2004 and December 27, 2003 and the selected consolidated statement of income data for the years ended December 25, 2004 and December 27, 2003 were derived from the Company's audited consolidated financial statements, not included herein.

The information set forth below is not necessarily indicative of the results of future operations and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included in Items 7 and 8 in Part II of this Form 10-K.

	Years ended (1)				
	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Net sales	$3,180,319	$1,774,000	$1,027,773	$762,549	$572,989
Cost of goods sold	1,717,064	891,614	492,703	351,310	242,448
Gross profit	1,463,255	882,386	535,070	411,239	330,541
Operating expenses:					
Selling, general and administrative	396,498	214,513	122,021	78,991	59,835
Research and development	159,406	113,314	74,879	61,580	43,706
Total operating expenses	555,904	327,827	196,900	140,571	103,541
Operating income	907,351	554,559	338,170	270,668	227,000
Other income/(expense), net (2), (3)	70,922	39,995	34,430	(15,457)	(1,057)
Income before income taxes	978,273	594,554	372,600	255,211	225,943
Income tax provision	123,262	80,431	61,381	49,511	47,309
Net income	$855,011	$514,123	$311,219	$ 205,700	$ 178,634
Net income per share: (4)					
Basic	$3.95	$2.38	$1.44	$0.95	$0.83
Diluted	$3.89	$2.35	$1.43	$0.94	$0.82
Weighted average common shares outstanding: (4)					
Basic	216,524	216,340	216,294	216,322	216,022
Diluted	219,875	218,845	218,236	218,060	217,804
Cash dividends per share (4)	$0.75	$0.50	$0.25	$0.25	$0.25
Balance Sheet Data (at end of Period):					
Cash and cash equivalents	$707,689	$337,321	$334,352	$249,909	$274,329
Marketable securities	424,505	480,876	376,723	322,215	221,447
Total assets	3,291,460	1,897,020	1,362,235	1,117,391	856,945
Total debt (5)	0	248	0	0	0
Total stockholders' equity	2,350,614	1,557,899	1,157,264	935,857	749,690

(1) Our fiscal year-end is the last Saturday of the calendar year and does not always fall on December 31.
(2) Other income/(expense), net mainly consists of interest income, interest expense and foreign currency gain (loss).
(3) Includes $23.0 million, $0.6 million and $15.3 million for foreign currency gains in 2007, 2006 and 2005 respectively, and $24.8 million and $6.7 million for foreign currency losses in 2004 and 2003 respectively.
(4) All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a 2-for-1 split of the Company's common stock effective August 15, 2006.
(5) Total debt consists of notes payable and long-term debt.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this Form 10-K. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto), the description of our business, all as set forth in this Form 10-K, as well as the risk factors discussed above in Item 1A.

As previously noted, the discussion set forth below, as well as other portions of this Form 10-K, contain statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes" or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those discussed above in Item 1A. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We do not undertake to update any forward-looking statements in this Form 10-K.

Garmin's fiscal year is a 52-53 week period ending on the last Saturday of the calendar year. Fiscal year 2005 contained 53 weeks compared to 52 weeks for fiscal years 2007, 2006, 2004, and 2003. Unless otherwise stated, all years and dates refer to the Company's fiscal year and fiscal periods. Unless the context otherwise requires, references in this document to "we," "us," "our" and similar terms refer to Garmin Ltd. and its subsidiaries.

Unless otherwise indicated, dollar amounts set forth in the tables are in thousands, except per share data.

Overview

We are a leading worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System, or GPS, technology. We operate in four business segments, which serve the marine, outdoor/fitness, automotive/mobile, and aviation markets. Our segments offer products through our network of independent dealers and distributors. However, the nature of products and types of customers for the four segments can vary significantly. As such, the segments are managed separately. Our portable GPS receivers and accessories for marine, recreation/fitness and automotive/mobile segments are sold primarily to retail outlets. Our aviation products are portable and panel-mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to retail outlets and certain aircraft manufacturers.

Since our first products were delivered in 1991, we have generated positive income from operations each year and have funded our growth from these profits. Our sales have increased at a compounded annual growth rate of 54% since 2003 and our net income has increased at a compounded annual growth rate of 48% since 2003. The vast majority of this growth has been organic; only a very small amount of new revenue occurred as a result of the acquisition of UPS Aviation Technologies, Inc. in 2003, MotionBased Technologies LLC in 2005, Dynastream Innovations Inc. in 2006, Digital Cyclone, Inc. and the assets of Nautamatic Marine Systems, Inc. in 2007, and four European distributors in 2007 – Garmin France SAS, Garmin Deutschland GmbH, Garmin Iberia S.A., and Garmin Italia S.p.A.; these acquisitions had no significant impact on net income for those years.

Since our principal locations are in the United States, Taiwan and the U.K., we experience some foreign currency fluctuations in our operating results. The functional currency of our European operations is the Euro (effective July 2007) and the functional currency of our Asian operations is the New Taiwan Dollar. Approximately 80 percent of transactions of our European operations are now denominated in British Pounds Sterling or the Euro. We experienced \$23.0 million, \$0.6 million, \$15.3 million, (\$24.8) million, and (\$6.7) million in foreign currency gains (losses) during fiscal years 2007, 2006, 2005, 2004, and 2003, respectively. To date, we have not entered into hedging transactions with the Euro, the British Pound Sterling, the Canadian dollar, or the New Taiwan Dollar, although we may utilize hedging transactions in the future.

Critical Accounting Policies and Estimates

General

Garmin's discussion and analysis of its financial condition and results of operations are based upon Garmin's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The presentation of these financial statements requires Garmin to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Garmin evaluates its estimates, including those related to customer sales programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, and contingencies and litigation. Garmin bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Garmin records estimated reductions to revenue for customer sales programs returns and incentive offerings including rebates, price protection (product discounts offered to retailers to assist in clearing older products from their inventories in advance of new product releases), promotions and other volume-based incentives. The reductions to revenue are based on estimates and judgments using historical experience and expectation of future conditions. Changes in these estimates could negatively affect Garmin's operating results. These incentives are reviewed periodically and, with the exceptions of price protection, are accrued for on a percentage of sales basis. If market conditions were to decline, Garmin may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Warranties

Garmin's products sold are generally covered by a warranty for periods ranging from one to two years. Garmin accrues a warranty reserve for estimated costs to provide warranty services. Garmin's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. To the extent Garmin experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase, resulting in decreased gross profit.

Inventory

Garmin writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Investments

Investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in stockholders' equity. Investment income is recorded when earned, and capital gains and losses are recognized when investments are sold. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

Testing for impairment of investments also requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The economic environment and volatility of securities markets increase the difficulty of determining fair value and assessing investment impairment.

Income Taxes

Garmin provides deferred tax assets and liabilities based on the difference between the tax basis of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. While no valuation allowance has been recorded, it is Garmin's policy to record a valuation allowance to reduce its deferred tax assets to an amount that it believes is more likely than not to be realized. While Garmin has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Garmin were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should Garmin determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Stock Based Compensation

Garmin distributes stock options or stock appreciation rights ("SARs") each year as part of Garmin's compensation package for employees. Employees with certain levels of responsibility within Garmin are eligible for stock option or SAR grants, but the granting of options or SARs is at the discretion of the Compensation Committee of the Board of Directors and is not a contractual obligation. Stock compensation plans are discussed in detail in Note 10 of the Notes to Consolidated Financial Statements.

Accounting Terms and Characteristics

Net Sales

Our net sales are primarily generated through sales to our global dealer and distributor network and to original equipment manufacturers. We recognize sales when title of the products passes to the customer. Our sales are largely of a consumer nature; therefore backlog levels are not necessarily indicative of our future sales results. We aim to achieve a quick turnaround on orders we receive, and we typically ship most orders within 72 hours.

Net sales are subject to some seasonal fluctuation. Typically, sales of our consumer products are highest in the second quarter, due to increased demand during the spring and summer marine season, and in the fourth quarter, due to increased demand during the holiday buying season. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Gross Profit

Raw material costs are our most significant component of cost of goods sold. In the first half of 2007, we experienced favorable product mix and product pricing, which allowed us to hold margins in our automotive/mobile segment steady; margin declines in the second half of 2007 were primarily a result of average selling price declines, coupled with raw materials price increases, most notably the costs for flash memory, in late second quarter and through the third quarter of 2007 when we were purchasing these components for our holiday production runs, resulting in margin declines as these components were sold, primarily in the fourth quarter of 2007. In the first half of 2006, we experienced meaningful price declines on flash memory and color screens, which allowed us to hold margins in our automotive/mobile segment steady in the face of price declines, and allowed us to improve margins in other business segments as well. While these price declines did not continue throughout all of 2006, we did have additional component cost reductions as we neared year end. In 2005 we experienced a shift in product mix to lower-margin product groups, which continued in 2006, and price declines related to increased competition, both in relation to the rapidly growing automotive navigation product line.

Our existing practice of performing the design and manufacture of our products in-house has enabled us to utilize alternative lower cost components from different suppliers and, where possible, to redesign our products to permit us to use these lower cost components. We believe that because of our practice of performing the design, manufacture and marketing of our products in-house, our Shijr, Taiwan, Jhongli, Taiwan, Lin-Kou, Taiwan, Olathe, Kansas, and Salem, Oregon manufacturing plants have experienced relatively low costs of manufacturing. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan than in Olathe and Salem.

Sales price variability has had and can be expected to have an effect on our gross profit. In the past, prices of our devices sold into the automotive/mobile market have declined due to market pressures and introduction of new products sold at lower price points. The average selling prices of our aviation products have increased due to product mix and the introduction of more advanced products sold at higher prices. The effect of the sales price variability inherent within the mix of GPS-enabled products sold could have a significant impact on our gross profit.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing, and other brand building costs;
- accounting and legal costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

With the expected increase of total revenues in the future, we expect selling, general and administrative expenses to continue to increase for the foreseeable future. We intend to increase advertising and marketing expenses in order to focus on individual markets and build increased brand awareness in the consumer marketplace, especially as we continue to develop new markets and expand opportunities in rapidly growing markets like portable automobile navigation, which is becoming a mass market. We also intend to increase our customer call center support as our business continues to grow. We also anticipate increased selling, general, and administrative costs associated with information technology staffing and support activities.

Research and Development

The majority of our research and development costs represent salaries for our engineers, costs for high technology components used in product and prototype development, and costs of test equipment needed during product development. Approximately 87% of the research and development of our products is performed in the United States. The remainder of our research and development activities are performed by our Taiwan engineering group, which has increased in size in recent years.

We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new markets for GPS-enabled devices. We continue to grow our research and development budget in absolute terms.

Customers

No customer accounted for 10% or more of our sales in the year ended December 29, 2007. Our top ten customers have contributed between 25% and 41% of net sales since 2002. We have experienced average sales days in our customer accounts receivable of between 38 and 62 days since 2002. We have experienced an increase in the level of customer accounts receivable days due to changes in product mix and longer payment terms, and anticipate maintaining approximately the current level of accounts receivable days going forward.

Income Taxes

We have experienced a relatively low effective corporate tax rate due to the proportion of our revenue generated by entities in tax jurisdictions with low statutory rates. In particular, lower marginal tax rates and substantial tax incentives offered by the Taiwanese government on certain high-technology capital investments, and other Taiwan tax credits due to repatriation of 2007 earnings have continued to reduce our tax rate there. Therefore, profits earned in Taiwan have been taxed at a lower rate than those in the United States and Europe. As a result, our consolidated effective tax rate was approximately 12.6% during 2007. We have taken advantage of the tax benefit in Taiwan since our inception and we expect to continue to benefit from lower effective tax rates at least through 2012. The current Taiwan tax incentives for which Garmin has received approval will end in 2012. We plan on applying for additional incentives for years beyond 2012 based on capital investments we expect to make in the future. However, there can be no assurance that such tax incentives will be available indefinitely or that we will receive the incentives for which we apply. Management also believes that the revenue shift to our lower-tax rate corporate entities will continue, however certain tax credits will not be available in 2008, so the effective tax rate for fiscal 2008 is expected to be slightly higher than fiscal 2007. The actual effective tax rate will be dependent upon the production volume, additional capital investments made during fiscal 2008, and the composition of our earnings.

Results of Operations

The following table sets forth our results of operations as a percentage of net sales during the periods shown:

	Fiscal Years Ended		
	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	54.0%	50.3%	47.9%
Gross profit	46.0%	49.7%	52.1%
Operating expenses:			
Selling, general and administrative	12.5%	12.1%	11.9%
Research and development	5.0%	6.4%	7.3%
Total operating expenses	17.5%	18.5%	19.2%
Operating income	28.5%	31.2%	32.9%
Other income / (expense) , net	2.2%	2.3%	3.3%
Income before income taxes	30.7%	33.5%	36.2%
Provision for income taxes	3.9%	4.5%	6.0%
Net income	26.8%	29.0%	30.2%

The following table sets forth our results of operations through income before income taxes for each of our four segments during the period shown. For each line item in the table the total of the segments' amounts equals the amount in the consolidated statements of income data included in Item 6.

Fiscal year ended December 29, 2007	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$339,741	$203,399	$2,342,184	$294,995
Cost of goods sold	155,086	93,230	1,368,979	99,769
Gross profit	184,655	110,169	973,205	195,226
Selling, general and administrative expenses	41,119	25,914	305,065	24,400
Research and development	23,302	16,879	59,390	59,835
Total expenses	64,421	42,793	364,455	84,235
Operating income	120,234	67,376	608,750	110,991
Other income / (expense), net	7,570	4,544	56,392	2,416
Income before income taxes	$127,804	$71,920	$665,142	$113,407

Fiscal year ended December 30, 2006	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$285,362	$166,639	$1,089,093	$232,906
Cost of goods sold	121,724	73,687	613,902	82,301
Gross profit	163,638	92,952	475,191	150,605
Selling, general and administrative expenses	30,176	19,307	145,113	19,917
Research and development	16,697	13,121	37,125	46,371
Total expenses	46,873	32,428	182,238	66,288
Operating income	116,765	60,524	292,953	84,317
Other income / (expense), net	4,140	4,563	29,468	1,824
Income before income taxes	$120,905	$65,087	$322,421	$86,141

Fiscal year ended December 31, 2005	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$236,936	$158,262	$403,417	$229,158
Cost of goods sold	112,145	77,311	225,779	77,468
Gross profit	124,791	80,951	177,638	151,690
Selling, general and administrative expenses	25,675	19,382	55,125	21,839
Research and development	14,873	8,137	17,466	34,403
Total expenses	40,548	27,519	72,591	56,242
Operating income	84,243	53,432	105,047	95,448
Other income / (expense), net	6,694	3,188	20,492	4,056
Income before income taxes	$90,937	$56,620	$125,539	$99,504

Comparison of Fiscal Years Ended December 29, 2007 and December 30, 2006

Net Sales

	Fiscal year ended December 29, 2007		Fiscal year ended December 30, 2006		Year over Year	
	Net Sales	% of Revenues	Net Sales	% of Revenues	$ Change	% Change
Outdoor/Fitness	$339,741	10.7%	$285,362	16.1%	$54,379	19.1%
Marine	203,399	6.4%	166,639	9.4%	36,760	22.1%
Automotive/Mobile	2,342,184	73.6%	1,089,093	61.4%	1,253,091	115.1%
Aviation	294,995	9.3%	232,906	13.1%	62,089	26.7%
Total	$3,180,319	100.0%	$1,774,000	100.0%	$1,406,319	79.3%

The increase in total net sales during fiscal 2007 was primarily due to the introduction of over 60 new products and overall demand for our automotive products. The aviation, marine, and outdoor/fitness segments also experienced solid growth in 2007. Total units sold increased 128% to 12,300,000 in 2007 from 5,400,000 in 2006. In general, management believes that continuous innovation and the introduction of new products are essential for future revenue growth.

The increase in net sales to consumers was primarily due to the introduction of many new automotive, outdoor/fitness, and marine products, strong demand for our automotive products, and solid demand for our aviation, marine, and outdoor/fitness products. It is management's belief that the continued demand for the Company's automotive products is due to overall increased consumer awareness of the capabilities and applications of GPS, particularly as those capabilities pertain to automobile navigation. Additionally, the expansion of the GPS market in general, as well as enhanced feature sets in our products specifically, have added to our growth. Innovative new product offerings, enhanced cartography, rich feature sets, and products featuring high sensitivity GPS capabilities increased sales of our marine and outdoor fitness segments. The increase in aviation sales for fiscal 2007 was primarily due to increased sales from panel mount products sold into the OEM (original equipment manufacturers) and retrofit markets. Sales of the G1000 integrated glass cockpit were the primary reason for increased OEM sales in 2006. While Temporary Flight Restrictions (TFR's) continue to impact general aviation, the flying community is adapting to these changes and returning to the skies in greater numbers. Should the FAA impose more restrictions, or elect to shutdown U.S. airspace in the future, these factors could have a material adverse effect on our business.

Gross Profit

	Fiscal year ended December 29, 2007		Fiscal year ended December 30, 2006		Year over Year	
	Gross Profit	% of Revenues	Gross Profit	% of Revenues	$ Change	% Change
Outdoor/Fitness	$184,655	54.4%	$163,638	57.3%	$21,017	12.8%
Marine	110,169	54.2%	92,952	55.8%	17,217	18.5%
Automotive/Mobile	973,205	41.6%	475,191	43.6%	498,014	104.8%
Aviation	195,226	66.2%	150,605	64.7%	44,621	29.6%
Total	$1,463,255	46.0%	$882,386	49.7%	$580,869	65.8%

The increase in gross profit dollars was primarily attributable to the introduction of over 60 new products and strong demand for our automotive and outdoor/fitness products. The reduction in gross margin percentage was primarily due to the strong growth experienced in our lower-margin automotive/mobile product line, offset to some extent by strong gross margins in our other three segments. Notably gross margin in our automotive/mobile segment did not fall as much as anticipated due to volume discounts on certain components, less price competition than anticipated, and new "premium" feature-rich products with higher selling prices and margins. Management believes that the trend to lower gross margin percentages will continue in the future as net sales of automotive products increase at a faster rate than the other business segments. The rise in aviation gross margin was primarily due to a shift in product mix within our OEM and retrofit products. The decline in gross margin in the outdoor/fitness and marine segments was primarily due to a shift in product mix.

Selling, General and Administrative Expenses

	Fiscal year ended December 29, 2007		Fiscal year ended December 30, 2006			
	Selling, General & Admin. Expenses	% of Revenues	Selling, General & Admin. Expenses	% of Revenues	Year over Year $ Change	Year over Year % Change
Outdoor/Fitness	$41,119	12.1%	$30,176	10.6%	$10,943	36.3%
Marine	25,914	12.7%	19,307	11.6%	6,607	34.2%
Automotive/Mobile	305,065	13.0%	145,113	13.3%	159,952	110.2%
Aviation	24,400	8.3%	19,917	8.6%	4,483	22.5%
Total	$396,498	12.5%	$214,513	12.1%	$181,985	84.8%

The increase in expense was primarily attributable to increases in employment generally across the organization, significantly increased advertising costs (up 80%) associated primarily with mass-market advertising to increase brand awareness and promote our automotive products, increased information technology staffing and support costs, increased staffing in our sales and marketing group to increase focus on specific target markets, and additional staffing in our customer call center. Management expects that because of strong demand for our products, selling, general and administrative expenses will rise in absolute dollars but decline as a percentage of sales during fiscal 2008 as increased advertising and marketing activities build awareness of the Garmin brand and demand for Garmin products worldwide.

Research and Development Expenses

	Fiscal year ended December 29, 2007		Fiscal year ended December 30, 2006			
	Research & Development	% of Revenues	Research & Development	% of Revenues	Year over Year $ Change	Year over Year % Change
Outdoor/Fitness	$23,302	6.9%	$16,697	5.9%	$6,605	39.6%
Marine	16,879	8.3%	13,121	7.9%	3,758	28.6%
Automotive/Mobile	59,390	2.5%	37,125	3.4%	22,265	60.0%
Aviation	59,835	20.3%	46,371	19.9%	13,464	29.0%
Total	$159,406	5.0%	$113,314	6.4%	$46,092	40.7%

The increase in research and development expense was primarily attributable to the addition of over 400 associates to our research and development team during fiscal 2007. Management believes that one of the key strategic initiatives for future growth and success of Garmin is continuous innovation, development, and introduction of new products. Management expects that its research and development expenses will increase approximately 30%-35% during fiscal 2008 on an absolute dollar basis due to the anticipated introduction of a strong portfolio of new products slated for fiscal 2008. Management expects to continue to invest in the research and development of new products and technology in order to maintain Garmin's competitive advantage in the markets in which it competes.

Other Income (Expense)

	Fiscal year ended December 29, 2007	Fiscal year ended December 30, 2006
Interest income	$41,995	$35,897
Interest expense	(207)	(41)
Foreign currency gain	22,964	596
Other	6,170	3,543
Total	$70,922	$39,995

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income (expense) was higher in fiscal 2007 relative to fiscal 2006, with the majority of this difference caused by increased interest income and a large foreign currency gain in 2007. Interest income for fiscal 2007 increased due to higher interest rates and larger cash and marketable securities balances during the year, increasing the returns on the Company's cash and cash equivalents.

Foreign currency gains and losses for the Company in 2007 were primarily tied to movements by the Taiwan Dollar, the Euro, and the British Pound Sterling. The U.S. Dollar remains the functional currency of Garmin (Europe) Ltd. The Euro Dollar is the functional currency of Garmin France, Garmin Deutschland, Garmin Iberia, and Garmin Italia. As these entities grow, Euro currency moves will generate material gains and losses. Additionally, Euro-based inter-company transactions between Garmin Ltd. and its subsidiaries can also generate currency gains and losses. The Canadian dollar is the functional currency of Dynastream Innovations, Inc.; due to this entity's relative size, its currency moves do not have a material impact on the Company's financial statements.

The majority of the $23.0 million currency gain in fiscal 2007 was due to the weakening of the U.S. Dollar compared to the Euro and the British Pound Sterling. During fiscal 2007, the Taiwan Dollar weakened relative to the U.S. Dollar, resulting in a $2.5 million loss. The British Pound Sterling and the Euro strengthened 2% and 11.4% respectively, relative to the U.S. Dollar during fiscal 2007, which resulted in a $25.6 million gain. Other net currency gains and the timing of transactions created the remaining loss of $0.1 million.

Foreign currency gains and losses for the Company in 2006 were primarily tied to movements by the Taiwan Dollar and the British Pound Sterling relative to the U.S. Dollar. The U.S. dollar weakened when compared to the Taiwan Dollar during fiscal 2006, creating a $3.0 million loss, which was offset almost entirely by a $4.5 million gain as a result of strengthening in the U.S. Dollar relative to the British Pound Sterling. Other net currency gains and the timing of transactions created the remaining loss of $0.9 million.

Income Tax Provision

Income tax expense increased by $42.9 million, to $123.3 million, for fiscal year 2007 from $80.4 million for fiscal year 2006, due to our higher taxable income. The effective tax rate was 12.6% for fiscal 2007 versus 13.5% for fiscal 2006. The decrease in tax rate is due to additional tax benefits received from Taiwan as a result of our continued capital investment in our manufacturing facilities in Taiwan, tax credits resulting from our decision to repatriate certain of our Taiwan earnings to our parent company, and the increased contribution to our income from lower tax jurisdictions during 2007 relative to 2006. This lower effective tax rate resulted in a decrease in the ratio of income tax as a percentage of revenue of approximately 0.7% from fiscal 2006 to fiscal 2007.

Net Income

As a result of the various factors noted above, net income increased 66% to $855.0 million for fiscal year 2007 compared to $514.1 million for fiscal year 2006.

Comparison of Fiscal Years Ended December 30, 2006 and December 31, 2005

Net Sales

	Fiscal year ended December 30, 2006		Fiscal year ended December 31, 2005		Year over Year	
	Net Sales	% of Revenues	Net Sales	% of Revenues	$ Change	% Change
Outdoor/Fitness	$285,362	16.1%	$236,936	23.1%	$48,426	20.4%
Marine	166,639	9.4%	158,262	15.4%	8,377	5.3%
Automotive/Mobile	1,089,093	61.4%	403,417	39.2%	685,676	170.0%
Aviation	232,906	13.1%	229,158	22.3%	3,748	1.6%
Total	$1,774,000	100.0%	$1,027,773	100.0%	$746,227	72.6%

The increase in total net sales during fiscal 2006 was primarily due to the introduction of over 70 new products and overall demand for our automotive and outdoor/fitness products. Total units sold increased 78% to 5,400,000 in 2006 from 3,028,000 in 2005.

Garmin's revenues are normally seasonal, with the fiscal second and fourth quarter revenues being meaningfully higher than the first and third fiscal quarters. In 2006 revenues followed this typical seasonal pattern, with increases each quarter over the prior year's quarter due to the impact of new product releases across all product lines. The revenue increase in the second quarter was primarily attributable to sell-in of popular new portable automobile navigation and outdoor/fitness products and Father's Day/graduation purchases. The revenue increase in the fourth quarter was primarily attributable to late summer new product releases and sales associated with the traditional holiday selling season.

The increase in net sales to consumers was primarily due to the introduction of many new automotive, outdoor/fitness, and marine products and overall demand for our automotive and outdoor/fitness products. It is management's belief that the continued demand for the Company's automotive products is due to overall increased consumer awareness of the capabilities and applications of GPS, particularly as those capabilities pertain to automobile navigation. Additionally, the expansion of the GPS market in general, as well as enhanced feature sets in our products specifically, have added to our growth. The increase in aviation sales for fiscal 2006 was primarily due to increased sales from panel mount products sold into the OEM (original equipment manufacturers) and retrofit markets. Sales of the G1000 integrated glass cockpit were the primary reason for increased OEM sales in 2006.

Gross Profit

	Fiscal year ended December 30, 2006		Fiscal year ended December 31, 2005		Year over Year	
	Gross Profit	% of Revenues	Gross Profit	% of Revenues	$ Change	% Change
Outdoor/Fitness	$163,638	57.3%	$124,791	52.7%	$38,847	31.1%
Marine	92,952	55.8%	80,951	51.2%	12,001	14.8%
Automotive/Mobile	475,191	43.6%	177,638	44.0%	297,553	167.5%
Aviation	150,605	64.7%	151,690	66.2%	(1,085)	-0.7%
Total	$882,386	49.7%	$535,070	52.1%	$347,316	64.9%

The increase in gross profit dollars was primarily attributable to the introduction of over 70 new products and strong demand for our automotive and outdoor/fitness products. The reduction in gross margin percentage was primarily due to the strong growth experienced in our lower-margin automotive/mobile product line, offset to some extent by strong gross margins in our other three segments. Notably gross margin in our automotive/mobile segment did not fall as much as anticipated due to better than anticipated raw material cost reductions, volume discounts on certain components, less price competition than anticipated, and new "premium" feature-rich products with higher selling prices and margins. Management believes that the trend to lower gross margin percentages will continue in the future as net sales of automotive products increase at a faster rate than the other business segments. The decline in aviation gross margin was primarily due to a shift in product mix within our OEM and retrofit products and the delay of some anticipated OEM and retrofit products.

Selling, General and Administrative Expenses

	Fiscal year ended December 30, 2006		Fiscal year ended December 31, 2005			
	Selling, General & Admin. Expenses	% of Revenues	Selling, General & Admin. Expenses	% of Revenues	Year over Year	
					$ Change	% Change
Outdoor/Fitness	$30,176	10.6%	$25,675	10.8%	$4,501	17.5%
Marine	19,307	11.6%	19,382	12.2%	(75)	-0.4%
Automotive/Mobile	145,113	13.3%	55,125	13.7%	89,988	163.2%
Aviation	19,917	8.6%	21,839	9.5%	(1,922)	-8.8%
Total	$214,513	12.1%	$122,021	11.9%	$92,492	75.8%

The increase in expense was primarily attributable to increases in employment generally across the organization, significantly increased advertising costs (up 93%) associated primarily with mass-market advertising to increase brand awareness and promote our automotive products, increased information technology staffing and support costs, increased staffing in our sales and marketing group to increase focus on specific target markets, and additional staffing in our customer call center.

Research and Development Expenses

	Fiscal year ended December 30, 2006		Fiscal year ended December 31, 2005		Year over Year	
	Research & Development	% of Revenues	Research & Development	% of Revenues	$ Change	% Change
Outdoor/Fitness	$16,697	5.9%	$14,873	6.3%	$1,824	12.3%
Marine	13,121	7.9%	8,137	5.1%	4,984	61.2%
Automotive/Mobile	37,125	3.4%	17,466	4.3%	19,659	112.6%
Aviation	46,371	19.9%	34,403	15.0%	11,968	34.8%
Total	$113,314	6.4%	$74,879	7.3%	$38,435	51.3%

The increase in research and development expense was primarily attributable to the addition of over 250 associates to our research and development team during fiscal 2006. A key strategic initiative for future growth and success of Garmin is continuous innovation, development, and introduction of new products, which was facilitated by these additions to research and development staff.

Other Income (Expense)

	Fiscal year ended December 30, 2006	Fiscal year ended December 31, 2005
Interest income	$35,897	$19,586
Interest expense	(41)	(48)
Foreign currency gain	596	15,265
Other	3,543	(373)
Total	$39,995	$34,430

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income (expense) was higher in fiscal 2006 relative to fiscal 2005, with the majority of this difference caused by increased interest income in 2006. Interest income for fiscal 2006 increased due to higher interest rates and larger cash and marketable securities balances during the year, increasing the returns on the Company's cash and cash equivalents.

During fiscal 2006, the Company experienced foreign currency exchange gains of $0.6 million, although the U.S. Dollar weakened slightly versus the Taiwan Dollar and British Pound ($32.60 TD/USD and $0.51 GBP/USD) relative to the end of fiscal 2005 ($32.84 TD/USD and $0.58 GBP/USD). During fiscal 2005, the Company experienced foreign currency exchange gains of $15.3 million, as the U.S. Dollar strengthened versus the Taiwan Dollar and British Pound ($32.84 TD/USD and $0.58 GBP/USD) relative to the end of fiscal 2004 (32.19 TD/USD and $0.52 GBP/USD).

Income Tax Provision

Income tax expense increased by $19.0 million, to $80.4 million, for fiscal year 2006 from $61.4 million for fiscal year 2005, due to our higher taxable income. The effective tax rate was 13.5% for fiscal 2006 versus 16.5% for fiscal 2005. The decrease in tax rate is due to additional tax benefits received from Taiwan as a result of our continued capital investment in our manufacturing facilities in Taiwan, tax credits resulting from our decision to repatriate certain of our Taiwan earnings to our parent company, and the increased contribution to our income from lower tax jurisdictions during 2006 relative to 2005. This lower effective tax rate resulted in a decrease in the ratio of income tax as a percentage of revenue of approximately 1.4% from fiscal 2005 to fiscal 2006.

Net Income

As a result of the various factors noted above, net income increased 65% to $514.1 million for fiscal year 2006 compared to $311.2 million for fiscal year 2005.

Liquidity and Capital Resources

Net cash generated by operations was $682.1 million, $361.9 million, and $247.0 million for fiscal years 2007, 2006, and 2005, respectively. We operate with a customer-oriented approach and seek to maintain sufficient inventory to meet customer demand. Because we desire to respond quickly to our customers and minimize order fulfillment time, our inventory levels are generally substantial enough to meet most demand. We also attempt to carry sufficient inventory levels of key components so that potential supplier shortages have as minimal an impact as possible on our ability to deliver our finished products. We began implementing a more linear inventory management strategy in the fourth quarter of 2007 which management would anticipate will result in less inventory fluctuation from quarter to quarter going forward. We prefer to have sufficient finished goods on hand to meet anticipated demand for our products. Raw materials and finished goods inventory levels continued to grow year over year as a function of our growing sales. We anticipate days of inventory to stabilize at current levels in 2008 although absolute dollars of inventory will continue to rise, reflecting the growth of our business.

Capital expenditures in 2007 totaled $156.8 million, an increase of $63.9 million from fiscal 2006. This amount in 2007 reflects the purchase and build-out of an additional manufacturing facility in Lin-Kou, Taiwan, continued expansion of research and development facilities in our Taiwan facilities, as well as ordinary capital expenditures for fiscal 2007. Capital expenditures in 2006 totaled $92.9 million, an increase of $65.8 million from fiscal 2005. This amount in 2006 reflects the purchase and renovation of an additional manufacturing facility in Jhongli, Taiwan, the purchase of a new European headquarters, as well as ordinary capital expenditures for fiscal 2006. Capital expenditures in 2005 totaled $27.1 million, a decrease of $51.0 million from fiscal 2004.

We have budgeted approximately $115 million of capital expenditures during fiscal 2008 to include normal ongoing capital expenditures as well as purchases of production machinery and equipment to expand capacity in the Lin-Kou, Taiwan facility.

In addition to capital expenditures, in 2007 cash flow used in investing related to the purchase of Digital Cyclone, Inc., Garmin France SAS, Garmin Deutschland GmbH, Garmin Iberia S.A., Garmin Italia S.p.A., and the assets of Nautamatic Marine Systems, Inc. for a total of $128.8 million, the net sale of $112.8 million of fixed income securities associated with the investment of our on-hand cash balances and the purchase of $2.9 million of intangible assets. Garmin's average return on its investments during fiscal 2007 was approximately 4.3%. In addition to capital expenditures, in 2006 cash flow used in investing related to the purchase of Dynastream Innovations, Inc. for $36.5 million, the net purchase of $93.8 million of fixed income securities associated with the investment of our on-hand cash balances and the purchase of $3.1 million of intangible assets. Garmin's average return on its investments during fiscal 2006 was approximately 4.7%. In addition to capital expenditures, in 2005 cash flow used in investing related to the net purchase of $59.1 million of fixed income securities associated with the investment of our on-hand cash balances and approximately $3.6 million of intangible assets. Garmin's average return on its investments during fiscal 2005 was approximately 3.1%. It is management's goal to invest the on-hand cash consistent with Garmin's investment policy, which has been approved by the Board of Directors. The investment policy's primary purpose is to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk.

Cash flow related to financing activities resulted in a net use of cash in 2007 of $136.1 million. During 2007, Garmin repurchased 57,235 shares of its common shares under the 3,000,000-share stock repurchase program that was approved by the Board of Directors on August 3, 2006 and expired on December 31, 2007. A new 5,000,000 share repurchase plan was authorized in February 2008 which expires on December 31, 2009. Sources and uses in financing activities during 2007 related primarily to a use for the payment of a dividend ($162.5 million) and the purchase of stock ($14.2 million), and a source of cash from the issuance of common stock related to the exercise of employee stock options, the related tax benefit, and the employee stock purchase plan ($40.8 million). Cash flow related to financing activities resulted in a net use of cash in 2006 of $132.7 million. During 2006, Garmin repurchased 1,155,300 shares of its common shares under the 3,000,000-share stock repurchase program that was approved by the Board of Directors on August 3, 2006 and expired on December 31, 2007. Sources and uses in financing activities during 2006 related primarily to uses for the payment of a dividend ($107.9 million) and stock repurchase ($50.5 million), and a source of cash from the issuance of common stock related to the exercise of employee stock options, the related tax benefit, and the employee stock purchase plan ($25.7 million). Cash flow related to financing activities resulted in a net use of cash in 2005 of $70.9 million. During 2005, Garmin repurchased 638,000 shares of its common shares under the 3,000,000-share stock repurchase program that was approved by the Board of Directors on April 21, 2004 and expired on April 30, 2006. Sources and uses in financing activities during 2005 related primarily to uses for the payment of a dividend ($54.0 million) and stock repurchase ($26.7 million), and a source of cash from the issuance of common shares related to the exercise of employee stock options, the related tax benefit, and the employee stock purchase plan ($9.7 million).

Cash dividends paid to shareholders were $162.5 million, $107.9 million, and $54.0 million during fiscal years 2007, 2006, and 2005, respectively.

We believe that our existing cash balances and cash flow from operations will be sufficient to meet our projected capital expenditures, working capital and other cash requirements at least through the end of fiscal 2010.

Contractual Obligations and Commercial Commitments

Future commitments of Garmin, as of December 29, 2007, aggregated by type of contractual obligation, are:

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Leases	$43,438	$6,581	$11,582	$9,263	$16,012
Purchase Obligations	5,078	422	2,251	2,405	0
Total	$48,516	$7,003	$13,833	$11,668	$16,012

Operating leases describes lease obligations associated with Garmin facilities located in the U.S., Taiwan, the U.K., and Canada. Purchase obligations are the aggregate of those purchase orders that were outstanding on December 29, 2007; these obligations are created and then paid off within 3 months during the normal course of our manufacturing business.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our products and services and the purchase of raw materials. Product pricing and raw materials costs are both significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw materials costs.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

The operation of Garmin's subsidiaries in international markets results in exposure to movements in currency exchange rates. We generally have not been significantly affected by foreign exchange fluctuations because the Taiwan Dollar, the Euro and British Pound have proven to be relatively stable. However, periodically we have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations.

The currencies that create a majority of the Company's exchange rate exposure are the Taiwan Dollar, the Euro, and British Pound. Garmin Corporation, located in Shijr, Taiwan, uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at average rates during the year. In order to minimize the effect of the currency exchange fluctuations on our net assets, we have elected to retain most of our Taiwan subsidiary's cash and investments in marketable securities denominated in U.S. dollars. The NTD/USD exchange rate decreased 0.3% during 2007, which resulted in a cumulative translation adjustment of negative $0.3 million at the end of fiscal 2007 and a net foreign currency loss of $2.5 million at Garmin Corporation during 2007.

Garmin France SAS, Garmin Deutschland GmbH, Garmin Italia S.p.A., and Garmin Iberia S.A., located in France, Germany, Italy, and Spain respectively, use the Euro as the functional currency. However, the functional currency of our largest European subsidiary, Garmin (Europe) Ltd. remains the U.S. dollar, and as some transactions occurred in British Pounds or Euros, foreign currency gains or losses have been realized historically related to the movements of those currencies relative to the U.S. dollar. The Company believes that gains and losses will become more material in the future as our European presence grows. In 2007, the Euro strengthened 10.2% relative to the U.S. dollar and the British Pound Sterling strengthened 1.7% relative to the U.S. dollar. These currency moves resulted in a foreign currency gain of $25.6 million in Garmin Ltd. and our European subsidiaries. These gains were offset by currency moves in the Taiwan dollar that generated losses described above, combined with other losses of $0.1 million, and the timing of transactions during the year for a net gain of $23.0 million for the Company.

If the TD/USD exchange rate had decreased 10% and the GBP/USD and EUR/USD exchange rate had each increased 10% in 2007, the cumulative translation adjustment would have been a negative $0.4 million at the end of fiscal 2007 and the foreign currency loss would have been $109.5 million without the use of any hedging strategies.

Interest Rate Risk

We have no outstanding long-term debt as of December 29, 2007. We, therefore, have no meaningful debt-related interest rate risk.

We are exposed to interest rate risk in connection with our investments in marketable securities. As interest rates change, the unrealized gains and losses associated with those securities will fluctuate accordingly. A hypothetical change of 10% in interest rates would not have a material effect on such unrealized gains or losses. At December 29, 2007, cumulative unrealized gains on those securities were $46.4 million.

Equity Price Risk

We are also exposed to equity price risk inherent in our portfolio of publicly-traded equity securities, which had an estimated fair value of $235.6 million at December 29, 2007 and $57.5 million at December 30, 2006. We monitor our equity investments for impairment on a periodic basis. In the event that the carrying value of the equity investment exceeds its fair value, and we determine the decline in value to be other than temporary, we reduce the carrying value to its current fair value. Generally, we do not attempt to reduce or eliminate our market exposure on these equity securities. We do not purchase our equity securities with the intent to use them for speculative purposes. A hypothetical 10% adverse change in the stock prices of our publicly-traded equity securities would result in a loss in the fair values of our marketable equity securities of $23.5 million at December 29, 2007 and $5.8 million at December 30, 2006.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED FINANCIAL STATEMENTS

Garmin Ltd. and Subsidiaries
Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

Contents

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Garmin Ltd.

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and Subsidiaries (the Company) as of December 29, 2007 and December 30, 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Garmin Ltd. and Subsidiaries at December 29, 2007 and December 30, 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Garmin Ltd.'s internal control over financial reporting as of December 29, 2007, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 25, 2008

Garmin Ltd. And Subsidiaries
Consolidated Balance Sheets
(In thousands, except share information)

	December 29, 2007	December 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$707,689	$337,321
Marketable securities *(Note 4)*	37,551	73,033
Accounts receivable, less allowance for doubtful accounts of $10,246 in 2007 and $5,340 in 2006	952,513	403,524
Inventories, net *(Note 3)*	505,467	271,008
Deferred income taxes *(Note 7)*	107,376	55,996
Prepaid expenses and other current assets	22,179	28,202
Total current assets	2,332,775	1,169,084
Property and equipment, net *(Note 3)*		
Land and improvements	79,445	37,103
Building and improvements	204,083	158,873
Office furniture and equipment	48,656	45,841
Manufacturing equipment	86,037	51,772
Engineering equipment	51,670	37,519
Vehicles	13,104	8,376
	482,995	339,484
Accumulated depreciation	108,848	88,496
	374,147	250,988
Restricted cash *(Note 5)*	1,554	1,525
Marketable securities *(Note 4)*	386,954	407,843
License agreements, net	14,672	3,307
Other intangible assets	181,358	64,273
Total assets	$3,291,460	$1,897,020
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$341,053	$88,375
Salaries and benefits payable	31,696	16,268
Accrued warranty costs *(Note 16)*	71,636	37,639
Accrued sales program costs	142,360	32,560
Accrued advertising expense	47,512	26,185
Other accrued expenses	90,731	41,987
Income taxes payable	76,895	94,668
Total current liabilities	801,883	337,682
Long-term debt, less current portion	-	248
Deferred income taxes *(Note 7)*	11,935	1,191
Non-current taxes	126,593	-
Other liabilities	435	-
Stockholders' equity:		
Common stock, $0.005 par value, 1,000,000,000 shares authorized *(Notes 10 and 12)*:		
Issued and outstanding shares - 216,980,000 in 2007, and 216,097,000 in 2006	1,086	1,082
Additional paid-in capital	132,264	83,438
Retained earnings *(Note 3)*	2,171,134	1,478,654
Accumulated other comprehensive gain/(loss)	46,130	(5,275)
Total stockholders' equity	2,350,614	1,557,899
Total liabilities and stockholders' equity	$3,291,460	$1,897,020

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Income
(In Thousands, Except Per Share Information)

	Fiscal Year Ended		
	December 29, 2007	December 30, 2006	December 31, 2005
Net sales	$3,180,319	$1,774,000	$1,027,773
Cost of goods sold	1,717,064	891,614	492,703
Gross profit	1,463,255	882,386	535,070
Selling, general and administrative expenses	396,498	214,513	122,021
Research and development expense	159,406	113,314	74,879
	555,904	327,827	196,900
Operating income	907,351	554,559	338,170
Other income (expense):			
Interest income	41,995	35,897	19,586
Interest expense	(207)	(41)	(48)
Foreign currency	22,964	596	15,265
Other	6,170	3,543	(373)
	70,922	39,995	34,430
Income before income taxes	978,273	594,554	372,600
Income tax provision (benefit): *(Note 7)*			
Current	179,355	113,226	52,548
Deferred	(56,093)	(32,795)	8,833
	123,262	80,431	61,381
Net income	$855,011	$514,123	$311,219
Basic net income per share *(Note 11)*	$3.95	$2.38	$1.44
Diluted net income per share *(Note 11)*	$3.89	$2.35	$1.43

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Stockholders' Equity
(In Thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Dollars	Capital	Earnings	Gain/(Loss)	Total
Balance at December 25, 2004	216,654	$1,084	$108,949	$815,209	$10,615	$935,857
Net income	–	–	–	311,219	–	311,219
Translation adjustment	–	–	–	–	(20,768)	(20,768)
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $533	–	–	–	–	(2,360)	(2,360)
Comprehensive income						288,091
Dividends paid	–	–	–	(53,974)	–	(53,974)
Tax benefit from exercise of employee stock options	–	–	3,328	–	–	3,328
Issuance of common stock from exercise of stock options	644	3	6,863	–	–	6,866
Stock appreciation rights	–		925			925
Purchase and retirement of common stock	(1,276)	(7)	(26,646)	–	–	(26,653)
Issuance of common stock through stock purchase plan	112	1	2,823	–	–	2,824
Balance at December 31, 2005	216,134	1,081	96,242	1,072,454	(12,513)	1,157,264
Net income	–	–	–	514,123	–	514,123
Translation adjustment	–	–	–	–	7,525	7,525
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $355	–	–	–	–	(287)	(287)
Comprehensive income						521,361
Dividends paid	–	–	–	(107,923)	–	(107,923)
Tax benefit from exercise of employee stock options	–	–	9,660	–	–	9,660
Issuance of common stock from exercise of stock options	994	6	12,499	–	–	12,505
Stock appreciation rights	–	–	11,913	–	–	11,913
Purchase and retirement of common stock	(1,155)	(6)	(50,444)	–	–	(50,450)
Issuance of common stock through stock purchase plan	125	1	3,568	–	–	3,569
Balance at December 30, 2006	**216,098**	**1,082**	**83,438**	**1,478,654**	**(5,275)**	**1,557,899**
Net income	–	–	–	**855,011**	–	**855,011**
Translation adjustment	–	–	–	–	**992**	**992**
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $31	–	–	–	–	**50,413**	**50,413**
Comprehensive income						**906,415**
Dividends paid	–	–	–	**(162,531)**	–	**(162,531)**
Tax benefit from exercise of employee stock options	–	–	**17,434**	–	–	**17,434**
Issuance of common stock from exercise of stock options	**819**	**4**	**11,278**	–	–	**11,282**
Stock appreciation rights	–	–	**22,164**	–	–	**22,164**
Purchase and retirement of common stock	**(57)**	–	**(7,780)**	–	–	**(7,780)**
Issuance of common stock through stock purchase plan	**120**	–	**5,730**	–	–	**5,730**
Balance at December 29, 2007	**216,980**	**$1,086**	**$132,264**	**$2,171,134**	**$46,130**	**$2,350,614**

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	Fiscal Year Ended		
	December 29, 2007	December 30, 2006	December 31, 2005
Operating Activities:			
Net income	$855,011	$514,123	$311,219
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	35,524	21,535	18,693
Amortization	28,513	22,940	24,903
Gain on sale of property and equipment	560	67	37
Provision for doubtful accounts	3,617	955	445
Provision for obsolete and slow-moving inventories	34,975	23,245	14,755
Foreign currency transaction gains	(926)	(344)	(13,957)
Deferred income taxes	(57,843)	(35,060)	8,833
Stock compensation	22,164	11,913	925
Realized gains on marketable securities	(5,101)	(3,852)	-
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(477,108)	(230,111)	(61,607)
Inventories	(224,180)	(92,708)	(61,262)
Prepaid expenses and other current assets	6,213	(4,357)	(16,021)
Purchase of licenses	(23,569)	(2,950)	(4,192)
Accounts payable	174,781	10,187	24,127
Accrued expenses	253,909	97,167	4,283
Income taxes payable	55,548	29,105	(4,176)
Net cash provided by operating activities	682,088	361,855	247,005
Investing activities:			
Purchases of property and equipment	(156,777)	(92,906)	(27,130)
Proceeds from sale of property and equipment	5	76	-
Purchase of intangible assets	(2,918)	(3,115)	(3,560)
Purchase of marketable securities	(1,672,041)	(453,085)	(342,359)
Sales of marketable securities	1,784,816	359,313	283,253
Acquisitions, net of cash acquired	(128,751)	(36,499)	(1,483)
Change in restricted cash	(29)	(169)	98
Net cash used in investing activities	(175,695)	(226,385)	(91,181)
Financing activities:			
Dividends	(162,531)	(107,923)	(53,974)
Payment on long-term debt	(248)	(11)	-
Proceeds from issuance of common stock through stock purchase plan	5,730	3,569	2,824
Proceeds from issuance of common stock from exercise of stock options	11,278	12,505	6,866
Tax benefit related to stock option exercise	17,434	9,660	-
Purchase of common stock	(7,780)	(50,450)	(26,653)
Net cash used in financing activities	(136,117)	($132,650)	(70,937)
Effect of exchange rate changes on cash and cash equivalents	92	149	(444)
Net increase/(decrease) in cash and cash equivalents	370,368	2,969	84,443
Cash and cash equivalents at beginning of year	337,321	334,352	249,909
Cash and cash equivalents at end of year	$707,689	$337,321	$334,352

See accompanying notes.

Garmin Ltd. And Subsidiaries

Consolidated Statements of Cash Flows (continued)

(In Thousands)

	Fiscal Year Ended		
	December 29, 2007	December 30, 2006	December 31, 2005
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$54,963	$67,044	$59,765
Cash received during the year from income tax refunds	$779	$537	$115
Cash paid during the year for interest	$207	$41	$48
Supplemental disclosure of non-cash investing and financing activities			
Change in marketable securities related to unrealized appreciation (depreciation)	$51,210	$68	($2,893)
Acquisitions, net of cash acquired			
Fair value of assets acquired	$256,609	$42,616	$1,490
Liabilities assumed	(106,654)	(5,997)	(4)
Less cash acquired	(21,204)	(120)	(3)
Net cash paid	$128,751	$36,499	$1,483

See accompanying notes.

(In Thousands, Except Share and Per Share Information)

1. Description of the Business

Garmin Ltd. and subsidiaries (together, the "Company") manufacture, market, and distribute Global Positioning System-enabled products and other related products. Garmin Corporation (GC), wholly-owned by Garmin Ltd., is primarily responsible for the manufacturing and distribution of the Company's products to Garmin International, Inc. (GII), a wholly-owned subsidiary of GC, and Garmin (Europe) Limited (GEL), a wholly-owned subsidiary of Garmin Ltd., and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. GII is primarily responsible for sales and marketing of the Company's products in many international markets and in the United States as well as research and new product development. GII also manufactures certain products for the Company's aviation segment. GEL is responsible for sales and marketing of the Company's products, principally within the European market. In addition, during 2007 the Company acquired four European distributors - Garmin France SAS, Garmin Deutschland GmbH, Garmin Iberia S.A., and Garmin Italia S.p.A. - which distribute Garmin product in France, Germany, Spain, and Italy, respectively.

2. Stock Split

On July 21, 2006 a two-for-one stock split was approved by Garmin's shareholders and was effected at the close of the market on August 15, 2006. All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect the 2006 stock split.

3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Fiscal Year

The Company has adopted a 52–53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs, and related financial activity. Therefore, the financial results of those fiscal years, and the associated 14-week fourth quarter, will not be entirely comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. Fiscal 2007 and 2006 included 52 weeks while fiscal 2005 included 53 weeks.

Foreign Currency Translation

GC utilizes the New Taiwan Dollar as its functional currency. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, *Foreign Currency Translation*, the financial statements of GC for all periods presented have been translated into United States dollars, the functional currency of Garmin Ltd. and GII, and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs, and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity. Cumulative translation adjustments of ($315) and ($1,307) as of December 29, 2007 and December 30, 2006, respectively, net of related taxes, have been included in accumulated other comprehensive gain/(loss) in the accompanying consolidated balance sheets.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All differences are recorded in results of operations and amounted to exchange gains of $22,964, $596 and $15,265 for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively. The gain in fiscal 2007 was the result of the strengthening of the Euro and British Pound Sterling relative to the United States dollar experienced by our European companies. The gain in fiscal 2006 was the result of nearly off-setting currency moves in the Taiwan Dollar and the Euro and British Pound Sterling. The gain in fiscal 2005 was the result of strengthening of the United States dollar throughout those years. These gains and losses are included in other income in the accompanying consolidated statements of income.

Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted earnings per share, the number of shares that would be issued from the exercise of dilutive stock options has been reduced by the number of shares which could have been purchased from the proceeds of the exercise at the average market price of the Company's stock during the period the options were outstanding. See Note 11.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, operating accounts, money market funds, and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value, given the short maturity of those instruments.

Trade Accounts Receivable

We sell our products to retailers, wholesalers, and other customers and extend credit based on our evaluation of the customer's financial condition. Potential losses on receivables are dependent on each individual customer's financial condition. We carry our trade accounts receivable at net realizable value. Typically, our accounts receivable are collected on within 60 days and do not bear interest. We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments. We determine these allowances by (1) evaluating the aging of our receivables; and (2) reviewing our high-risk customers. Past due receivable balances are written off when our internal collection efforts have been unsuccessful in collecting the amount due.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method (which approximates the first-in, first-out (FIFO) method) by GC and the FIFO method by GII, GAT and GEL. Inventories consisted of the following:

	December 29, 2007	December 30, 2006	December 31, 2005	December 25, 2004
Raw materials	**$130,056**	$85,040	$65,348	$69,036
Work-in-process	**57,622**	42,450	27,845	29,959
Finished goods	**348,975**	163,286	121,404	67,274
Inventory reserves	**(31,186)**	(19,768)	(14,756)	(11,289)
	$505,467	$271,008	$199,841	$154,980

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements	39
Office furniture and equipment	5
Manufacturing and engineering equipment	5
Vehicles	5

Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Dividends

On August 1, 2007 the Board of Directors declared a dividend of $0.75 per share to be paid on September 14, 2007 to shareholders of record on August 15, 2007. The Company paid out a dividend in the amount of $162,531. The dividend has been reported as a reduction of retained earnings.

On April 26, 2006 the Board of Directors declared a post-split dividend of $0.50 per share to be paid on December 15, 2006 to shareholders of record on December 1, 2006. The Company paid out a dividend in the amount of $107,923. The dividend has been reported as a reduction of retained earnings.

On July 20, 2005 the Board of Directors declared a dividend of $0.25 per share (post split) to be paid on December 15, 2005 to shareholders of record on December 1, 2005. The Company paid out a dividend in the amount of $53,974. The dividend has been reported as a reduction of retained earnings.

Approximately $159,210 and $129,651 of retained earnings are indefinitely restricted from distribution to stockholders pursuant to the law of Taiwan at December 29, 2007 and December 30, 2006, respectively.

Intangible Assets

At December 29, 2007 and December 30, 2006, the Company had patents, license agreements, customer related intangibles and other identifiable finite-lived intangible assets recorded at a cost of $159,503 and $76,148, respectively. The Company's excess purchase cost over fair value of net assets acquired (goodwill) was $98,494 at December 29, 2007 and $24,457 at December 30, 2006.

Identifiable, finite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis over three to ten years. Accumulated amortization was $59,967 and $33,025 at December 29, 2007 and December 30, 2006 respectively. Amortization expense was $26,942, $21,147, and $22,648, for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively. In the next five years, the amortization expense is estimated to be $17,227, $16,441, $14,014, $13,830, and $8,108, respectively.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

All of the Company's marketable securities are considered available-for-sale at December 29, 2007. See Note 4. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive gain. At December 29, 2007 and December 30, 2006, cumulative unrealized gains/(losses) of $46,445 and $(3,968), respectively, were reported accumulated in other comprehensive gain/(loss), net of related taxes.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method. Realized gains and losses on available-for-sale securities have not been material in any period.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income taxes have not been accrued by Garmin Corporation (GC) for the unremitted earnings of GI totaling approximately $301,402 and $272,732 at December 29, 2007 and December 30, 2006, respectively, because such earnings are intended to be reinvested in this subsidiary indefinitely. Similarly, income taxes have not been accrued by Garmin B.V. for the unremitted earnings of GC totaling approximately $628,323 and $656,530 at December 29, 2007 and December 30, 2006, respectively, nor have they been accrued by Garmin Ltd for the unremitted earnings of Garmin Europe totaling approximately $87,954 and $50,526 at December 29, 2007 and December 30, 2006, respectively, for the same reason.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on December 31, 2006, the beginning of fiscal year 2007. As a result of the implementation of FIN 48, the Company has not recognized a material increase or decrease in the liability for unrecognized tax benefits. The total amount of unrecognized tax benefits as of the date of adoption was $70.5 million including interest of $3.3 million. The total amount of unrecognized tax benefits as of December 29, 2007 was $126.6 million including interest of $4.7 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in $millions):

Balance at December 30, 2006	$70.5
Additions based on tax positions related to prior years	10.0
Reductions based on tax positions related to prior years	(8.0)
Additions based on tax positions related to current period	73.0
Reductions based on tax positions related to current period	-
Reductions related to settelements with tax authorities	(7.6)
Expiration of statute of limitations	(11.3)
Balance at December 29, 2007	**$126.6**

The December 29, 2007 balance of $126.6 million of unrecognized tax benefits, if recognized, would reduce the effective tax rate. None of the unrecognized tax benefits are due to uncertainty in the timing of deductibility.

FIN 48 requires unrecognized tax benefits to be classified as non-current liabilities, except for the portion that is expected to be paid within one year of the balance sheet date. The Company previously classified these amounts as current liabilities, however after the adoption, the entire $126.6 million is required to be classified as non-current at December 29, 2007.

Interest expense and penalties, if any, accrued on the unrecognized tax benefits are reflected in income tax expense. $1.4 million of interest is included in income tax expense for the year ending December 29, 2007. The Company had no amounts accrued for penalties as the nature of the unrecognized tax benefits, if recognized, would not warrant the imposition of penalties.

The Company files income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. The Company is no longer subject to US federal, state, or local tax examinations by tax authorities for years prior to 2004. The Company also considers 2003 and 2004 US federal returns to have been effectively settled due to the completion of audit examination by the Internal Revenue Service. The Company is no longer subject to Taiwan income tax examinations by tax authorities for years prior to 2002. The Company is no longer subject to United Kingdom tax examinations by tax authorities for years prior to 2006.

At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of potential tax audit outcomes.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations. Certain customers are allowed extended terms consistent with normal industry practice. Most of these extended terms can be classified as either relating to seasonal sales variations or to the timing of new product releases by the Company.

Revenue Recognition

The Company recognizes revenue from product sales when the product is delivered to the customer and title has transferred. The Company assumes no remaining significant obligations associated with the product sale other than that related to its warranty programs discussed below.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold in the accompanying consolidated financial statements.

Product Warranty

The Company provides for estimated warranty costs at the time of sale. The warranty period is generally for one year from date of shipment with the exception of certain aviation products for which the warranty period is two years from the date of installation and certain marine products with warranty periods of three years from the date of shipment.

Sales Programs

The Company provides certain monthly and quarterly incentives for its dealers based on various factors including dealer purchasing volume and growth. Additionally, from time to time, the Company provides rebates to end users on certain products. Estimated rebates and incentives payable to distributors are regularly reviewed and recorded as accrued expenses on a monthly basis. In addition, the Company provides retailers with product discounts termed "price protection" to assist these retailers in clearing older products from their inventories in advance of new product releases. These rebates, incentives, and price protections are recorded as reductions to net sales in the accompanying consolidated statements of income.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense amounted to approximately $206,948, $114,749, and $59,309 for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively.

Research and Development

A majority of the Company's research and development is performed in the United States. Research and development costs, which are expensed as incurred, amounted to approximately $159,406, $113,314, and $74,879 for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively.

Customer Service and Technical Support

Customer service and technical support costs are included on the sales and marketing expense line on our statements of operations. Customer service and technical support costs include costs associated with performing order processing, answering customer inquiries by telephone and through Web sites, e-mail and other electronic means, and providing free technical support assistance to customers. In connection with the sale of certain products, we provide a limited amount of free technical support assistance to customers. The technical support is provided within one year after the associated revenue is recognized. We accrue the estimated cost of providing this free support upon product shipment.

Software Development Costs

Statement of Financial Accounting Standards (SFAS) 86, *"Accounting for Costs of Computer Software to be Sold, Leased, or otherwise Marketed,"* requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. Our capitalized software development costs are not significant. SFAS 2, *"Accounting for Research and Development Costs,"* establishes accounting and reporting standards for research and development. In accordance with SFAS 2, costs we incur to enhance our existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs on our statement of operations.

Accounting for Stock-Based Compensation

The Company currently sponsors three stock based employee compensation plans. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. SFAS No. 123(R) supersedes the Company's previous accounting under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, for periods beginning in fiscal 2006.

The Company adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The Company's consolidated financial statements as of and for fiscal years ended December 29, 2007 and December 30, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company's consolidated financial statements for periods prior to adoption have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as stock-based compensation expenses over the requisite service period in the Company's consolidated financial statements. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB Opinion No. 25 as allowed under SFAS No. 123. Under the intrinsic value method, no stock-based compensation expenses have been recognized in the Company's consolidated statements of income for stock options because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

As stock-based compensation expenses recognized in the accompanying consolidated statement of income for the fiscal years ended December 29, 2007 and December 30, 2006 are based on awards ultimately expected to vest, they have been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and management's estimates. In the Company's pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for stock option forfeitures as they occurred. The cumulative adjustment to reduce costs that were actually recognized to reflect estimated forfeitures is not material.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	2005
Net income as reported	$311,219
Add: Total stock-based employee compensation expense recorded during the year	925
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of tax effects	(7,239)
Pro forma net income	$304,905
Net income per share as reported:	
Basic	$1.44
Diluted	$1.43
Pro forma net income per share:	
Basic	$1.41
Diluted	$1.40

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial reporting and disclosure.

In February 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. Management is currently evaluating the requirements of SFAS No. 159 and has not yet determined the impact, if any, on the Company's consolidated financial statements.

In June 2007, the FASB also ratified EITF 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and will be adopted by the Company in the first quarter of fiscal 2008. The Company does not expect the adoption of EITF 07-3 to have a material effect on the Company's consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its consolidated results of operations and financial condition.

4. Marketable Securities

The following is a summary of the Company's marketable securities classified as available-for-sale securities at December 29, 2007:

	Amortized Cost	Gross Unrealized Gains/(Losses)	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$99,749	($68)	$99,681
Obligations of states and political subdivisions	59,497	158	59,655
U.S. corporate bonds	8,479	(219)	8,260
Equity securities	188,971	46,688	235,659
Other	21,333	(83)	21,250
Total	$378,029	$46,476	$424,505

The following is a summary of the Company's marketable securities classified as available-for-sale securities at December 30, 2006:

	Amortized Cost	Gross Unrealized Gains/(Losses)	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$359,809	($4,071)	$355,738
Obligations of states and political subdivisions	48,354	(193)	48,161
U.S. corporate bonds	57,926	(429)	57,497
Other	19,521	(41)	19,480
Total	$485,610	($4,734)	$480,876

The amortized cost and estimated fair value of marketable securities at December 29, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less (2008)	$225,777	$272,460
Due after one year through five years (2009-2013)	29,527	29,463
Due after five years through ten years (2014-2018)	47,806	47,747
Due after ten years (2019 and thereafter)	74,919	74,835
	$378,029	$424,505

The Company invests in auction rate securities which effectively mature every 28 days. Upon maturity, the proceeds are reinvested in the same security. The effective maturity date differs from the stated maturity dates. The securities are classified in the balance sheet at their stated maturity dates.

5. Commitments and Contingencies

Rental expense related to office, equipment, warehouse space and real estate amounted to $5,546, $3,119, and $690 for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively.

Future minimum lease payments are as follows:

Year	Amount
2008	$6,581
2009	6,069
2010	5,515
2011	4,778
2012	4,484
Thereafter	16,012

Certain cash balances of GEL are held as collateral by a bank securing payment of the United Kingdom value-added tax requirements. The total amount of restricted cash balances were $1,554 and $1,525 at December 29, 2007 and December 30, 2006, respectively.

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions, and complaints, including matters involving patent infringement and other intellectual property claims and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or if not, what the impact might be. However, the Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

We may be required to make significant cash outlays related to unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $126.6 million as of December 29, 2007, have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see Note 7, "Income Taxes", to the consolidated financial statements included in this Report.

6. Employee Benefit Plans

GII sponsors a defined contribution employee retirement plan under which its employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code maximum limitations and to which GII contributes a specified percentage of each participant's annual compensation up to certain limits as defined in the Plan. Additionally, GEL has a defined contribution plan under which its employees may contribute up to 7.5% of their annual compensation. Both GII and GEL contribute an amount determined annually at the discretion of the Board of Directors. During the years ended December 29, 2007, December 30, 2006, and December 31, 2005, expense related to these plans of $11,412, $8,690, and $6,378, was charged to operations.

Certain of the Company's foreign subsidiaries participate in local defined benefit pension plans. Contributions are calculated by formulas that consider final pensionable salaries. Neither obligations nor contributions for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, were significant.

7. Income Taxes

The Company's income tax provision (benefit) consists of the following:

	Fiscal Year Ended		
	December 29, 2007	December 30, 2006	December 31, 2005
Federal:			
Current	$132,452	$42,850	$7,738
Deferred	(42,193)	(21,153)	11,741
	90,259	21,697	19,479
State:			
Current	12,569	4,935	(656)
Deferred	(2,916)	(3,922)	3,219
	9,653	1,013	2,563
Foreign:			
Current	34,334	65,441	45,466
Deferred	(10,984)	(7,720)	(6,127)
	23,350	57,721	39,339
Total	$123,262	$80,431	$61,381

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences, including the impact of establishing tax contingency accruals, are as follows:

	Fiscal Year Ended		
	December 29, 2007	December 30, 2006	December 31, 2005
Federal income tax expense at U.S. statutory rate	$342,396	$208,094	$130,410
State income tax expense, net of federal tax effect	5,922	658	1,666
Foreign tax rate differential	(230,243)	(112,903)	(53,712)
Taiwan tax holiday benefit	(44,128)	(50,905)	(48,175)
Other foreign taxes less incentives and credits	55,983	43,445	30,427
Other, net	(6,668)	(7,958)	765
Income tax expense	$123,262	$80,431	$61,381

The Company's income before income taxes attributable to non-U.S. operations was $850,102, $508,367, and $307,712, for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively. The Taiwan tax holiday benefits included in the table above reflect $0.20, $0.24, and $0.22 per weighted-average common share outstanding for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively. The Company currently expects to benefit from these Taiwan tax holidays through 2012, at which time these tax benefits expire.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 29, 2007	December 30, 2006	December 31, 2005
Deferred tax assets:			
Product warranty accruals	$18,975	$11,259	$5,017
Allowance for doubtful accounts	2,430	1,327	1,361
Inventory reserves	7,699	4,555	4,120
Sales program allowances	42,832	12,629	3,798
Reserve for sales returns	5,565	1,660	566
Other accrual	3,911	2,424	1,401
Unrealized intercompany profit in inventory	30,006	21,115	12,978
Unrealized investment loss	-	-	219
Unrealized foreign currency loss	-	325	-
Stock option compensation	8,887	3,720	-
Tax credit carryforwards, net	303	2,181	1,482
Net operating losses of subsidiairies	1,204	-	-
Other	4,649	4,225	550
	126,461	65,420	31,492
Deferred tax liabilities:			
Depreciation	9,209	7,883	9,019
Prepaid Expenses	6,498	-	-
Unrealized foreign currency loss	161	-	-
Book basis in excess of tax basis for acquired entities	14,867	-	-
Unrealized investment gain	31	278	-
Other	254	2,454	2,344
	31,020	10,615	11,363
Net deferred tax assets	$95,441	$54,805	$20,129

8. Fair Value of Financial Instruments

In accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. The carrying amounts and fair values of the Company's financial instruments are as follows:

	December 29, 2007		December 30, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$707,689	$707,689	$337,321	$337,321
Restricted cash	1,554	1,554	1,525	1,525
Marketable securities	424,505	424,505	480,876	480,876

For certain of the Company's financial instruments, including accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

9. Segment Information

The Company operates within its targeted markets through four reportable segments, those being related to products sold into the marine, automotive/mobile, outdoor/fitness, and aviation markets. All of the Company's reportable segments offer products through the Company's network of independent dealers and distributors as well as through OEM's. However, the nature of products and types of customers for the four segments vary significantly. As such, the segments are managed separately. The Company's marine, automotive/mobile, and outdoor/fitness segments include portable global positioning system (GPS) receivers and accessories sold primarily to retail outlets. These products are produced primarily by the Company's subsidiary in Taiwan. The Company's aviation products are portable and panel mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to aviation dealers and certain aircraft manufacturers.

The Company's Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates performance and allocates resources based on income before income taxes of each segment. Income before income taxes represents net sales less operating expenses including certain allocated general and administrative costs, interest income and expense, foreign currency adjustments, and other non-operating corporate expenses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales or transfers.

The identifiable assets associated with each reportable segment reviewed by the CODM include accounts receivable and inventories. The Company does not report property and equipment, intangible assets, depreciation and amortization, or capital expenditures by segment to the CODM.

Revenues, interest income and interest expense, income before income taxes, and identifiable assets for each of the Company's reportable segments are presented below:

	Fiscal Year Ended December 29, 2007				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$294,995	$339,741	$203,399	$2,342,184	$3,180,319
Allocated interest income	2,258	4,661	3,127	31,949	41,995
Allocated interest expense	(3)	(92)	(10)	(102)	(207)
Income before income taxes	113,407	127,803	71,920	665,143	978,273
Assets:					
Accounts receivable	88,352	101,753	60,918	701,490	952,513
Inventories	46,885	53,997	32,327	372,258	505,467

	Fiscal Year Ended December 30, 2006				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$232,906	$285,362	$166,639	$1,089,093	$1,774,000
Allocated interest income	1,952	5,693	3,020	25,232	35,897
Allocated interest expense	49	(44)	17	(63)	(41)
Income before income taxes	86,141	120,905	65,087	322,421	594,554
Assets:					
Accounts receivable	52,978	64,910	37,905	247,731	403,524
Inventories	35,580	43,594	25,457	166,377	271,008

	Fiscal Year Ended December 31, 2005				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$229,158	$236,936	$158,262	$403,417	$1,027,773
Allocated interest income	1,257	4,901	3,152	10,276	19,586
Allocated interest expense	(3)	(12)	(8)	(25)	(48)
Income before income taxes	99,504	90,937	56,620	125,539	372,600
Assets:					
Accounts receivable	38,127	39,421	26,331	67,118	170,997
Inventories	44,558	46,070	30,773	78,440	199,841

Net sales, long-lived assets (property and equipment), and net assets by geographic area are as follows as of and for the years ended December 29, 2007, December 30, 2006, and December 31, 2005:

	North America	Asia	Europe	Total
December 29, 2007				
Net sales to external customers	**$2,066,823**	**$144,155**	**$969,341**	**$3,180,319**
Long-lived assets	**185,838**	**143,181**	**45,128**	**374,147**
Net assets	**908,267**	**1,309,783**	**132,564**	**2,350,614**
December 30, 2006				
Net sales to external customers	$1,093,581	$87,048	$593,371	$1,774,000
Long-lived assets	148,922	65,280	36,786	250,988
Net assets	431,795	1,074,827	51,277	1,557,899
December 31, 2005				
Net sales to external customers	$661,085	$50,447	$316,241	$1,027,773
Long-lived assets	135,875	42,770	528	179,173
Net assets	377,684	742,843	36,737	1,157,264

No single customer accounted for 10% or more of the Company's consolidated net sales in any period.

10. Stock Compensation Plans

Accounting for Stock-Based Compensation

The various Company stock compensation plans are summarized below:

2005 Equity Incentive Plan

In June 2005, the shareholders adopted an equity incentive plan (the "2005 Plan") providing for grants of incentive and nonqualified stock options and "other" stock compensation awards to employees of the Company and its subsidiaries, pursuant to which up to 10,000,000 common shares were available for issuance. The stock options and stock appreciation rights vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. During 2007, 2006, and 2005, the Company granted 2,838,200, 2,341,800, and 896,000 stock appreciation rights, respectively.

2000 Equity Incentive Plan

In October 2000, the shareholders adopted an equity incentive plan (the "2000 Plan") providing for grants of incentive and nonqualified stock options and "other" stock compensation awards to employees of the Company and its subsidiaries, pursuant to which up to 7,000,000 common shares of common stock were available for issuance. The stock options and stock appreciation rights vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. During 2007, the Company granted 20,000 stock appreciation rights and during 2006 and 2005 the Company granted 64,131 and 755,750 nonqualified stock options, respectively.

2000 Non-employee Directors' Option Plan

Also in October 2000, the stockholders adopted a stock option plan for non-employee directors (the Directors Plan) providing for grants of options for up to 100,000 common shares. The term of each award is ten years. All awards vest evenly over a three-year period. During 2007, 2006, and 2005, options to purchase 5,562, 7,630, and 11,000 shares, respectively, were granted under this plan.

Stock-Based Compensation Activity

A summary of the Company's stock-based compensation activity and related information under the 2005 Equity Incentive Plan, the 2000 Equity Incentive Plan and the 2000 Non-employee Directors' Option Plan for the years ended December 29, 2007, December 30, 2006, and December 31, 2005 is provided below:

	Weighted-Average Exercise Price	Number of Shares
		(In Thousands)
Outstanding at December 25, 2004	16.06	5,450
Granted	26.51	1,672
Exercised	10.68	(644)
Forfeited	18.51	(124)
Outstanding at December 31, 2005	19.29	6,354
Granted	48.54	2,413
Exercised	12.59	(994)
Forfeited	28.57	(47)
Outstanding at December 30, 2006	**$29.24**	**7,726**
Granted	**$84.61**	**2,864**
Exercised	**$18.29**	**(934)**
Forfeited	**$38.11**	**(125)**
Outstanding at December 29, 2007	**$46.82**	**9,531**
Exercisable at December 29, 2007	**$23.21**	**3,111**

Stock Options as of December 29, 2007			
Exercise Price	**Options Outstanding**	**Remaining Life (Years)**	**Options Exercisable**
	(In Thousands)		*(In Thousands)*
$7.00 -$20.00	2,139	5.39	1,611
$20.01 - $40.00	2,270	7.15	1,091
$40.01 - $60.00	2,296	8.71	409
$60.01 - $80.00	1,376	9.44	-
$80.01 - $100.00	4	9.67	-
$100.01 - $120.00	1,443	9.93	-
$120.01 - $140.00	3	9.77	-
	9,531	7.88	3,111

The weighted-average remaining contract life for options outstanding and exercisable at December 29, 2007 are 7.88 and 6.11 years. respectively.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2007, 2006 and 2005:

	2007	2006	2005
Weighted average fair value of options granted	$33.81	$20.01	$9.48
Expected volatility	0.3677	0.3534	0.3224
Dividend yield	0.76%	1.00%	0.98%
Expected life of options in years	6.0	6.3	6.3
Risk-free interest rate	4%	5%	4%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The total fair value of shares vested during 2007, 2006 and 2005 was $17,840, $9,413, and $8,249, respectively.

The aggregate intrinsic values of options outstanding and exercisable at December 29, 2007 were $508.0 million and $236.3 million, respectively. The aggregate intrinsic value of options exercised during the year ended December 29, 2007 was $75.5 million. Aggregate intrinsic value represents the positive difference between the Company's closing stock price on the last trading day of the fiscal period, which was $99.17 on December 28, 2007, and the exercise price multiplied by the number of options outstanding.

As of December 29, 2007, there was $137.8 million of total unrecognized compensation cost related to unvested share-based compensation awards granted to employees under the option plans. That cost is expected to be recognized over a period of five years.

Employee Stock Purchase Plan

The shareholders also adopted an employee stock purchase plan (ESPP). Up to 2,000,000 shares of common stock have been reserved for the ESPP. Shares will be offered to employees at a price equal to the lesser of 85% of the fair market value of the stock on the date of purchase or 85% of the fair market value on the enrollment date. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2007, 2006, and 2005, 120,230, 124,693, and 112,798 shares, respectively were purchased under the plan for a total purchase price of $5,730, $3,569, and $2,824, respectively. At December 29, 2007, approximately 996,581 shares were available for future issuance.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share:

	Fiscal Year Ended		
	December 29, 2007	**December 30, 2006**	**December 31, 2005**
Numerator (in thousands):			
Numerator for basic and diluted net income per share - net income	**$855,011**	$514,123	$311,219
Denominator (in thousands):			
Denominator for basic net income per share - weighted-average common shares	**216,524**	216,340	216,294
Effect of dilutive securities - employee stock-based awards (note 10)	**3,351**	2,505	1,942
Denominator for diluted net income per share - weighted-average common shares	**219,875**	218,845	218,236
Basic net income per share	**$3.95**	$2.38	$1.44
Diluted net income per share	**$3.89**	$2.35	$1.43

Options to purchase 886,000, 757,000, and 1,044,000 common shares were outstanding during 2007, 2006, and 2005 respectively, but were not included in the computation of diluted earnings per share because the effect was antidilutive.

12. Share Repurchase Program

The Board of Directors approved a share repurchase program on August 3, 2006, authorizing the Company to purchase up to 3,000,000 of its common shares as market and business conditions warrant. The share repurchase authorization expired on December 31, 2007. From inception to expiration, 1,212,535 shares were repurchased and retired under this plan.

The Board of Directors approved a share repurchase program on April 21, 2004, authorizing the Company to purchase up to 6,000,000 million of its common shares as market and business conditions warrant. The share repurchase authorization expired on April 30, 2006. From inception to expiration, 1,476,000 shares were repurchased and retired under this plan.

13. Shareholder Rights Plan

On October 24, 2001, Garmin's Board of Directors adopted a shareholder rights plan (the "Rights Plan"). Pursuant to the Rights Plan, the Board declared a dividend of one preferred share purchase right on each outstanding common share of Garmin to shareholders of record as of November 1, 2001. The rights trade together with Garmin's common shares. The rights generally will become exercisable if a person or group acquires or announces an intention to acquire 15% or more of Garmin's outstanding common shares. Each right (other than those held by the new 15% shareholder) will then be exercisable to purchase preferred shares of Garmin (or in certain instances other securities of Garmin) having at that time a market value equal to two times the then current exercise price. Garmin's Board of Directors may redeem the rights at $0.001 per right at any time before the rights become exercisable. The rights expire on October 31, 2011.

14. Selected Quarterly Information (Unaudited)

	Fiscal Year Ended December 29, 2007			
	Quarter Ending			
	March 31	**June 30**	**September 29**	**December 29**
Net sales	**$492,159**	**$742,466**	**$728,673**	**$1,217,021**
Gross profit	**237,752**	**374,667**	**341,851**	**508,985**
Net income	**139,860**	**214,377**	**193,507**	**307,267**
Basic net income per share	**$0.65**	**$0.99**	**$0.89**	**$1.42**

	Fiscal Year Ended December 30, 2006			
	Quarter Ending			
	April 1	**July 1**	**September 30**	**December 30**
Net sales	$322,311	$432,468	$407,997	$611,224
Gross profit	162,790	216,284	198,860	304,452
Net income	87,516	123,286	122,978	180,343
Basic net income per share	$0.40	$0.57	$0.57	$0.84

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included. These results are not necessarily indicative of future quarterly results.

15. Acquisitions

In the first quarter of 2007, Garmin Ltd. acquired EME TecSat SAS (the exclusive distributor of Garmin's consumer products in France which has since been renamed Garmin France SAS), Digital Cyclone, Inc. (a location based services provider), and the assets of Nautamatic Marine Systems, Inc. (a manufacturer of the TR-1 Gold and Gladiator marine autopilots).

In the third quarter of 2007, Garmin Ltd. acquired GPS Gesellschaft fur Professionelle Satellitennavigation mbH (Garmin's exclusive distributor of consumer products in Germany which has since been renamed Garmin Deutschland GmbH).

In the fourth quarter of 2007, Garmin Ltd. acquired Electronica Trepat SA (Garmin's distributor of consumer products in Spain and now renamed Garmin Iberia S.A.) and Synergy S.p.A (Garmin's distributor of consumer products in Italy which has since been renamed Garmin Italia S.p.A.).

These companies were acquired for $150.0 million less $21.2 million cash acquired. The preliminary purchase price allocation resulted in an increase in goodwill and intangible assets of $110.6 million. These acquisitions are not material, either individually or in aggregate, therefore supplemental pro forma information is not presented.

16. Warranty Reserves

The Company's products sold are generally covered by a warranty for periods ranging from one to two years. The Company's estimate of costs to service its warranty obligations are based on historical experience and expectation of future conditions and are recorded as a liability on the balance sheet. The following reconciliation provides an illustration of changes in the aggregate warranty reserve:

	Fiscal Year Ended		
	December 29, 2007	**December 30, 2006**	**December 31, 2005**
Balance - beginning of period	**37,639**	$18,817	$15,518
Accrual for products sold during the period	**98,702**	51,080	18,037
Expenditures	**(64,705)**	(32,258)	(14,738)
Balance - end of period	**71,636**	$37,639	$18,817

17. Subsequent Events

On January 17, 2008, Garmin Ltd. acquired Fairpoint Navigation A/S, the distributor of Garmin's consumer products in Denmark. The company has since been renamed Garmin Danmark A/S. This acquisition was not material.

The Board of Directors approved a share repurchase program on February 4, 2008, authorizing the Company to purchase up to 5,000,000 million of its common shares as market and business conditions warrant. The share repurchase authorization expires on December 31, 2009.

The range of low and high closing sales prices of Garmin's common shares as reported on the Nasdaq Stock Market between December 30, 2007 and February 22, 2008 have been $59.36 and $97.00.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

(b) Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the operations resulting from the five acquisitions (collectively "the Acquisitions") which were acquired during fiscal 2007 and are included in the 2007 consolidated financial statements. The financial reporting systems of the Acquisitions were integrated into the company's financial reporting systems throughout 2007. Therefore, the company did not have the practical ability to perform an assessment of their internal controls in time for this current year end. The company fully expects to include the Acquisitions in next year's assessment. The Acquisitions constituted $313.1 million and $88.8 million of total and net assets, respectively, as of December 29, 2007 and $209.6 million and $2.9 million of revenues and net loss, respectively, for the year then ended in the consolidated financial statements.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework".

Based on such assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 29, 2007.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, issued an attestation report on management's effectiveness of the Company's internal control over financial reporting as of December 29, 2007, as stated in their report which is included herein. That attestation report appears below.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders
Garmin Ltd.

We have audited Garmin Ltd.'s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Garmin Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its 2007 acquisitions, which are included in the 2007 consolidated financial statements of Garmin Ltd. and Subsidiaries and constituted $313.1 million and $88.8 million of total and net assets, respectively, as of December 29, 2007 and $209.6 million and $2.9 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Garmin Ltd. also did not include an evaluation of the internal control over financial reporting of its 2007 acquisitions.

In our opinion, Garmin Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Garmin Ltd. and Subsidiaries as of December 29, 2007 and December 30, 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2007 and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 25, 2008

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 29, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Garmin has incorporated by reference certain information in response or partial response to the Items under this Part III of this Annual Report on Form 10-K pursuant to General Instruction G(3) of this Form 10-K and Rule 12b-23 under the Exchange Act. Garmin's definitive proxy statement in connection with its annual meeting of shareholders scheduled for June 6, 2008 (the "Proxy Statement") will be filed with the Securities and Exchange Commission no later than 120 days after December 29, 2007.

(a) Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the headings "Proposal - Election of Two Directors" and "The Board of Directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(b) Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Executive Officers of the Registrant" in Part I of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

(c) Compliance with Section 16(a) of the Exchange Act

The information set forth in response to Item 405 of Regulation S-K under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(d) Audit Committee and Audit Committee Financial Expert

The information set forth in response to Item 402 of Regulation S-K under the heading "The Board of Directors -- Audit Committee" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

Garmin's Board of Directors has determined that Gene M. Betts, Charles W. Peffer, and Thomas A. McDonnell, members of Garmin's Audit Committee, are "audit committee financial experts" as defined by the SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Betts, Mr. Peffer and Mr. McDonnell are each "independent" as defined by current listing standards of the Nasdaq Stock Market.

(e) Code of Ethics

Garmin's Board of Directors has adopted the Code of Business Conduct and Ethics for Directors, Officers and Employees of Garmin Ltd. and Subsidiaries (the "Code"). The Code is applicable to all Garmin employees including the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer, the Controller and other officers. A copy of the Code was filed as Exhibit 14.1 of the Annual Report on Form 10-K for the fiscal year ended December 25, 2004 and incorporated by reference herein and listed as Exhibit 14.1 to this Annual Report on Form 10-K. If any amendments to the Code are made, or any waivers with respect to the Code are granted to the Chief Executive Officer, Chief Financial Officer or Controller, such amendment or waiver will be disclosed in a Form 8-K filed with the Securities and Exchange Commission.

Item 11. Executive Compensation

The information set forth in response to Item 402 of Regulation S-K under the headings "Executive Compensation Matters" and "The Board of Directors -- Compensation of Directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(4) of Regulation S-K under the heading "The Board of Directors -- Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(5) of Regulation S-K under the heading "Executive Compensation Matters -- Compensation Committee Report" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth in response to Item 403 of Regulation S-K under the heading "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 12.

Equity Compensation Plan Information

The following table gives information as of December 29, 2007 about the Garmin common shares that may be issued under all of the Company's existing equity compensation plans, as adjusted for stock splits.

	A	B	C
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)**
Equity compensation plans approved by shareholders	9,531,334	$46.82	5,192,682
Equity compensation plans not approved by shareholders	--	--	--
Total	9,531,334	$46.82	5,192,682

(1) Consists of the Garmin Ltd. 2005 Equity Incentive Plan, the Garmin Ltd. 2000 Equity Incentive Plan, the Garmin Ltd. 2000 Non-Employee Directors' Option Plan and the Garmin Ltd. Employee Stock Purchase Plan.

The Company has no knowledge of any arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth in response to Item 404 of Regulation S-K under the heading "Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is incorporated herein by reference in partial response to this Item 13.

The information set forth in response to Item 407(a) of Regulation S-K under the headings "Proposal -- Election of Two Directors" and "The Board of Directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 13.

Item 14. Principal Accounting Fees and Services

The information set forth under the headings "Audit Matters -- Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Services Provided by the Independent Auditor" in the Proxy Statement is hereby incorporated by reference in response to this Item 14.

PART IV

Item 15. Exhibits, and Financial Statement Schedules

(a) List of Documents filed as part of this Report

(1) Consolidated Financial Statements

The consolidated financial statements and related notes, together with the report of Ernst & Young LLP, appear in Part II, Item 8 "Financial Statements and Supplementary Data" of this Form 10-K.

(2) Schedule II Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable, are insignificant or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits -- The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

EXHIBIT NUMBER	DESCRIPTION
3.1	Memorandum and Articles of Association of Garmin Ltd. and Notice of Resolution (incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2006).
4.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-1 filed December 6, 2000 (Commission File No. 333-45514)).
4.2	Shareholder Rights Agreement (incorporated by reference to Exhibit 4 of the Registrant's Current Report on Form 8-K filed on October 26, 2001).
4.3	Amendment to Shareholder Rights Agreement (incorporated by reference to Exhibit 1.1 of the Registrant's Amendment No.1 to Registration Statement on Form 8-A12G/A filed on November 14, 2005).
10.1	Garmin Ltd. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-1 filed December 6, 2000 (Commission File No. 333-45514)).
10.2	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Employees of Garmin International, Inc. (incorporated by reference to Exhibit 10.1of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.3	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Employees of Garmin Corporation (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.4	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for UK-Approved Stock Options for Employees of Garmin (Europe) Ltd. (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).

10.5	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Non UK-Approved Stock Options for Employees of Garmin (Europe) Ltd. (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.6	Garmin Ltd. 2000 Non-Employee Directors' Option Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-1 filed December 6, 2000 (Commission File No. 333-45514)).
10.7	Form of Stock Option Agreement pursuant to the Garmin Ltd. Non-Employee Directors' Option Plan for Non-Employee Directors of Garmin Ltd. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.8	Garmin Ltd. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed August 9, 2006).
10.9	First Amendment to Garmin Ltd. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K filed on March 27, 2002).
10.10	Second Amendment to Garmin Ltd. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 13, 2003).
10.11	Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.12	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.13	Form of Stock Appreciation Rights Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.14	Form of Stock Appreciation Rights Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.4) of the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2007.
10.15	Amended and Restated Garmin Ltd. Employee Stock Purchase Plan effective January 1, 2008.
14.1	Code of Business Conduct and Ethics for Directors, Officers and Employees of Garmin Ltd. and Subsidiaries (incorporated by reference to Exhibit 14.1 of the Registrant's Annual Report on Form 10-K filed on March 10, 2004).
21.1	List of subsidiaries
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included in signature page)
31.1	Chief Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Chief Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Exhibits.

The exhibits listed on the accompanying Exhibit Index in Item 15(a)(3) are filed as part of, or are incorporated by reference into, this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

Reference is made to Item 15(a)(2) above.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Garmin Ltd. and Subsidiaries
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2005:					
Deducted from asset accounts					
Allowance for doubtful accounts	$3,565	$445	-	$216	$4,226
Inventory reserve	11,289	14,755	-	(11,288)	14,756
Total	$14,854	$15,200	-	($11,072)	$18,982
Year Ended December 30, 2006:					
Deducted from asset accounts					
Allowance for doubtful accounts	$4,226	$955	-	$159	$5,340
Inventory reserve	14,756	23,245	-	(18,233)	19,768
Total	$18,982	$24,200	-	($18,074)	$25,108
Year Ended December 29, 2007:					
Deducted from asset accounts					
Allowance for doubtful accounts	**$5,340**	**$3,617**	**-**	**$1,289**	**$10,246**
Inventory reserve	**19,768**	**34,975**	**-**	**(23,557)**	**31,186**
Total	**$25,108**	**$38,592**	**-**	**($22,268)**	**$41,432**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARMIN LTD.

By /s/ Min H. Kao
Min H. Kao
Chief Executive Officer

Dated: February 25, 2008

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Min H. Kao and Kevin Rauckman and Andrew R. Etkind, and each of them, as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2008:

/s/ Min H. Kao
Min H. Kao
Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Gene M. Betts
Gene M. Betts
Director

/s/ Kevin Rauckman
Kevin Rauckman
(Principal Financial Officer and Principal Accounting Officer) Chief Financial Officer and Treasurer

/s/Donald H. Eller
Donald H. Eller
Director

/s/ Charles W. Peffer
Charles W. Peffer
Director

/s/ Thomas A. McDonnell
Thomas A. McDonnell
Director

/s/ Clifton A. Pemble .
Clifton A Pemble
Director

Garmin Ltd.
2007 Form 10-K Annual Report
Exhibit Index

The following exhibits are attached hereto. See Part IV of this Annual Report on Form 10-K for a complete list of exhibits.

Exhibit Number	Document
10.15	Amended and Restated Garmin Ltd. Employee Stock Purchase Plan effective January 1, 2008
21.1	List of subsidiaries
23.1	Consent of Ernst & Young LLP
31.1	Chief Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 10.15

GARMIN LTD.

EMPLOYEE STOCK PURCHASE PLAN

Amended and Restated

Effective January 1, 2008

TABLE OF CONTENTS

Page

GARMIN LTD.
EMPLOYEE STOCK PURCHASE PLAN

I. Purpose and Effective Date

1.1 The purpose of the Garmin Ltd. Employee Stock Purchase Plan is to provide an opportunity for eligible employees to acquire a proprietary interest in Garmin Ltd. through accumulated payroll deductions. It is the intent of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan shall be construed to extend and limit participation in a manner consistent with the requirements of Section 423 of the Code.

1.2 The Plan shall be effective on the Effective Date stated below, subject to the approval of the Company's stockholders within one year before or one year after the date the Plan is approved by the Board of Directors of the Company. No option shall be granted under the Plan after the date as of which the Plan is terminated by the Board in accordance with Section 11.7 of the Plan.

II. Definitions

The following words and phrases, when used in this Plan, unless their context clearly indicates otherwise, shall have the following respective meanings:

2.1 "Account" means a recordkeeping account maintained for a Participant to which payroll deductions are credited in accordance with Article VIII of the Plan.

2.2 "Administrator" means the persons or committee appointed under Section 3.1 to administer the Plan.

2.3 "Article" means an Article of this Plan.

2.4 "Accumulation Period" means, as to the Company or a Participating Subsidiary, a period of six months commencing with the first regular payroll period commencing on or after each successive January 1 and ending on each successive June 30 and a period of six months commencing with the first regular payroll period commencing on or after each successive July 1 and ending on each successive December 31. The Committee may modify (including increasing or decreasing the length of time covered) or suspend Accumulation Periods at anytime and from time to time.

2.5 "Base Earnings" means base salary and wages payable by the Company or a Participating Subsidiary to an Eligible Employee, prior to pre-tax deductions for contributions to qualified or non-qualified (under the Code) benefit plans or arrangements, and excluding bonuses, incentives and overtime pay but including commissions.

2.6 "Board" means the Board of Directors of the Company.

2.7 "Code" means the Internal Revenue Code of 1986, as amended.

2.8 "Company" means Garmin Ltd., a Cayman Islands corporation.

2.9 "Cut-Off Date" means the date established by the Administrator from time to time by which enrollment forms must be received with respect to an Accumulation Period.

2.10 "Eligible Employee" means an Employee, including an employee on an Authorized Leave of Absence (as defined in Section 10.3), eligible to participate in the Plan in accordance with Article V.

2.11 "Employee" means an individual who performs services for the Company or a Participating Subsidiary pursuant to an employment relationship described in Treasury Regulations Section 31.3401(c)-1 or any successor provision, or an individual who would be performing such services but for such individual's Authorized Leave of Absence (as defined in Section 10.3).

2.12 "Enrollment Date" means the first Trading Day of an Accumulation Period beginning on or after January 1, 2008.

2.13 "Exchange Act" means the Securities Exchange Act of 1934.

2.14 "Fair Market Value" means, as of any applicable date:

(a) If the security is listed on any established stock exchange or traded on the Nasdaq Global Select Market or the Nasdaq Global Market (formerly the Nasdaq National Market), the closing price, regular way, of the security on such exchange, or if no such reported sale of the security shall have occurred on such date, on the latest preceding date on which there was such a reported sale, in all cases, as reported in The Wall Street Journal or such other source as the Board deems reliable.

(b) If the security is listed or traded on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market), the mean between the bid and asked prices for the security on the date of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the security on the date of determination, then the Fair Market Value shall be the mean between the bid and asked prices for the security on the last preceding date for which such quotation exists.

(c) In the absence of such markets for the security, the value determined by the Board in good faith.

2.15 "Participant" means an Eligible Employee who has enrolled in the Plan pursuant to Article VI. A Participant shall remain a Participant until the applicable date set forth in Article X.

2.16 "Participating Subsidiary" means a Subsidiary incorporated under the laws of any state in the United States, a territory of the United States, Puerto Rico, or the District of Columbia, or such foreign Subsidiary approved under Section 3.3, which has adopted the Plan as a Participating Subsidiary by action of its board of directors and which has been designated by the Board in accordance with Section 3.3 as covered by the Plan, subject to the requirements of Section 423 of the Code except as noted in Section 3.3.

2.17 "Plan" means the Garmin Ltd. Employee Stock Purchase Plan as set forth herein and as from time to time amended.

2.18 "Purchase Date" means the specific Trading Day during an Accumulation Period on which Shares are purchased under the Plan in accordance with Article IX. For each Accumulation Period, the Purchase Date shall be the last Trading Day occurring in such Accumulation Period. The Administrator may, in its discretion, designate a different Purchase Date with respect to any Accumulation Period.

2.19 "Qualified Military Leave" means an absence due to service in the uniformed services of the United States (as defined in Chapter 43 of Title 38 of the United States Code) by an individual employee of the Company or a Participating Subsidiary, provided the individual's rights to reemployment under the Uniformed Services Employment and Reemployment Rights Act of 1994 have not expired or terminated.

2.20 "Section" means a section of this Plan, unless indicated otherwise.

2.21 "Securities Act" means the Securities Act of 1933, as amended.

2.22 "Share" means a common share, $.01 par value, of Garmin Ltd.

2.23 "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if, as of the applicable Enrollment Date, each of the corporations other than the last corporation in the chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.24 "Trading Day" means a day the national exchange on which the Shares are listed for trading or, if not so listed, a day the New York Stock Exchange is open for trading.

III. Administration

3.1 Subject to Section 11.7, the Plan shall be administered by the Board, or committee ("Committee") appointed by the Board. The Committee shall consist of at least one Board member, but may additionally consist of individuals who are not members of the Board. The Committee shall serve at the pleasure of the Board. If the Board does not so appoint a

Committee, the Board shall administer the Plan. Any references herein to "Administrator" are, except as the context requires otherwise, references to the Board or the Committee, as applicable.

3.2 If appointed under Section 3.1, the Committee may select one of its members as chairman and may appoint a secretary. The Committee shall make such rules and regulations for the conduct of its business as it shall deem advisable; provided, however, that all determinations of the Committee shall be made by a majority of its members.

3.3 The Administrator shall have the power, in addition to the powers set forth elsewhere in the Plan, and subject to and within the limits of the express provisions of the Plan, to construe and interpret the Plan and options granted under it; to establish, amend and revoke rules and regulations for administration of the Plan; to determine all questions of policy and expediency that may arise in the administration of the Plan; to allocate and delegate such of its powers as it deems desirable to facilitate the administration and operation of the Plan; and, generally, to exercise such powers and perform such acts as it deems necessary or expedient to promote the best interests of the Company. The Administrator's determinations as to the interpretation and operation of this Plan shall be final and conclusive.

The Board may designate from time to time which Subsidiaries of the Company shall be Participating Subsidiaries. Without amending the Plan, the Board may adopt special or different rules for the operation of the Plan which allow employees of any foreign Subsidiary to participate in the purposes of the Plan. In furtherance of such purposes, the Board may approve such modifications, procedures, rules or sub-plans as it deems necessary or desirable, including those deemed necessary or desirable to comply with any foreign laws or to realize tax benefits under foreign law. Any such different or special rules for employees of any foreign Subsidiary shall not be subject to Code Section 423 and for purposes of the Code shall be treated as separate and apart from the balance of the Plan.

3.4 This Article III relating to the administration of the Plan may be amended by the Board from time to time as may be desirable to satisfy any requirements of or under the federal securities and/or other applicable laws of the United States, or to obtain any exemption under such laws.

IV. Number of Shares

4.1 Two million (2,000,000) Shares (reflecting the Company's 2-for-1 stock split on August 15, 2006) are reserved for sales and authorized for issuance pursuant to the Plan. Shares sold under the Plan may be newly-issued Shares, outstanding Shares reacquired in private transactions or open market purchases, or any combination of the foregoing. If any option granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such option shall again become available for the Plan.

4.2 In the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, acquisition of property or shares, separation, asset spin-off, stock rights offering, liquidation or other similar change in the capital structure of the Company, the Board shall make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the Shares available for purchase under the Plan. In the event that, at a time when options are outstanding hereunder, there occurs a dissolution or liquidation of the Company, except pursuant to a transaction to which Section 424(a) of the Code applies, each option to purchase Shares shall terminate, but the Participant holding such option shall have the right to exercise his or her option prior to such termination of the option upon the dissolution or liquidation. The Company reserves the right to reduce the number of Shares which Employees may purchase pursuant to their enrollment in the Plan.

V. Eligibility Requirements

5.1 Except as provided in Section 5.2, each individual who is an Eligible Employee of the Company or a Participating Subsidiary on the applicable Cut-Off Date shall become eligible to participate in the Plan in accordance with Article VI as of the first Enrollment Date following the date the individual becomes an Employee of the Company or a Participating Subsidiary, provided that the individual remains an Eligible Employee on the first day of the Accumulation Period associated with such Enrollment Date. Participation in the Plan is entirely voluntary.

5.2 Employees meeting any of the following restrictions are not eligible to participate in the Plan:

(a) Employees who, immediately upon enrollment in the Plan or upon grant of an Option would own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of stock of the Company or any Subsidiary (and for purposes of this paragraph, the rules of Code Section 424(d) shall apply, and stock which the Employee may purchase under outstanding options shall be treated as stock owned by the Employee);

(b) Employees (other than individuals on Authorized Leave of Absence (as defined in Section 10.3)) who are customarily employed by the Company or a Participating Subsidiary for not more than 20 hours per week; or

(c) Employees (other than individuals on Authorized Leave of Absence (as defined in Section 10.3)) who are customarily employed by the Company or a Participating Subsidiary for not more than five (5) months in any calendar year.

5.3 The Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the options shall be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and the options granted hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

VI. Enrollment

6.1 Eligible Employees will be automatically enrolled in the Plan on the first day of each Accumulation Period. Any Eligible Employee may consent to enrollment in the Plan for an

Accumulation Period by completing and signing an enrollment form (which authorizes payroll deductions during such Accumulation Period in accordance with Section 8.1) and submitting such enrollment form to the Company or the Participating Subsidiary on or before the Cut-Off Date specified by the Administrator. Payroll deductions pursuant to the enrollment form shall be effective as of the first payroll period with a pay day after the Enrollment Date for the Accumulation Period to which the enrollment form relates, and shall continue in effect until the earliest of:

(a) the end of the last payroll period with a payday in the Accumulation Period;

(b) the date during the Accumulation Period as of which the Employee elects to cease his or her enrollment in accordance with Section 8.3; and

(c) the date during the Accumulation Period as of which the Employee withdraws from the Plan or has a termination of employment in accordance with Article X.

Notwithstanding anything in the Plan to the contrary, for the initial Accumulation Period the Administrator may upon notice to Eligible Employees give effect to payroll deductions as of a payroll period with a pay date after the Cut-Off Date for the Accumulation Period, with such deductions effective as to all or a portion of Base Earnings either payable or earned on or after the Effective Date.

VII. Grant of Options on Enrollment

7.1 The automatic enrollment by an Eligible Employee in the Plan as of an Enrollment Date will constitute the grant as of such Enrollment Date by the Company to such Participant of an option to purchase Shares from the Company pursuant to the Plan.

7.2 An option granted to a Participant pursuant to this Plan shall expire, if not terminated earlier for any reason, on the earliest to occur of: (a) the end of the Purchase Date with respect to the Accumulation Period in which such option was granted; (b) the completion of the purchase of Shares under the option under Article IX; or (c) the date on which participation of such Participant in the Plan terminates for any reason.

7.3 As of each Enrollment Date, each Participant shall automatically be granted an option to purchase, subject to the terms of the Plan, the number of whole Shares equal to the quotient of $25,000 divided by the Fair Market Value of a Share on the Enrollment Date.

Notwithstanding any other provision of this Plan, no Employee may be granted an option which permits his or her rights to purchase Shares under the Plan and any other Code Section 423 employee stock purchase plan of the Company or any of its Subsidiaries or parent companies to accrue (when the option first becomes exercisable) at a rate which exceeds $25,000 of Fair Market Value of such Shares (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

VIII. Payroll Deductions

8.1 An Employee who files an enrollment form pursuant to Article VI shall elect and authorize in such form to have deductions made from his or her pay on each payday he or she receives a paycheck during the Accumulation Period to which the enrollment form relates, and he or she shall designate in such form the percentage (in whole percentages) of Base Earnings to be deducted each payday during such Accumulation Period. The minimum an Employee may elect and authorize to have deducted is 1% of his or her Base Earnings paid per pay period in such Accumulation Period, and the maximum is 10% of his or her Base Earnings paid per pay period in such Accumulation Period (or such larger or smaller percentage as the Administrator may designate from time to time).

8.2 Except as provided in the last paragraph of Section 6.1, deductions from a Participant's Base Earnings shall commence upon the first payday on or after the commencement of the Accumulation Period, and shall continue until the date on which such authorization ceases to be effective in accordance with Article VI. The amount of each deduction made for a Participant shall be credited to the Participant's Account. All payroll deductions received or held by the Company or a Participating Subsidiary may be, but are not required to be, used by the Company or Participating Subsidiary for any corporate purpose, and the Company or Participating Subsidiary shall not be obligated to segregate such payroll deductions, but may do so at the discretion of the Board.

8.3 As of the last day of any month during an Accumulation Period, a Participant may elect to cease (but not to increase or decrease) payroll deductions made on his or her behalf for the remainder of such Accumulation Period by filing the applicable election with the Company or Participating Subsidiary in such form and manner and at such time as may be permitted by the Administrator. A Participant who has ceased payroll deductions may have the amount which was credited to his or her Account prior to such cessation applied to the purchase of Shares as of the Purchase Date, in accordance with Section 9.1, and receive the balance of the Account with respect to which the enrollment is ceased, if any, in cash. A Participant who has ceased payroll deductions may also voluntarily withdraw from the Plan pursuant to Section 10.1. Any Participant who ceases payroll deductions for an Accumulation Period may re-enroll in the Plan on the next subsequent Enrollment Date following the cessation in accordance with the provisions of Article VI. A Participant who ceases to be employed by the Company or any Participating Subsidiary will cease to be a Participant in accordance with Section 10.2.

8.4 A Participant may not make any separate or additional contributions to his Account under the Plan. Neither the Company nor any Participating Subsidiary shall make separate or additional contributions to any Participant's Account under the Plan.

IX. Purchase of Shares

9.1 Subject to Section 9.2, any option held by the Participant which was granted under this Plan and which remains outstanding as of a Purchase Date shall be deemed to have been exercised on such Purchase Date for the purchase of the number of whole Shares which the funds accumulated in his or her Account as of the Purchase Date will purchase at the applicable purchase price (but not in excess of the number of Shares for which options have been granted to the Participant pursuant to Section 7.3). No Shares will be purchased on behalf of any Participant who fails to file an enrollment form authorizing payroll deductions for an Accumulation Period.

9.2 A Participant who holds an outstanding option as of a Purchase Date shall not be deemed to have exercised such option if the Participant elected not to exercise the option by withdrawing from the Plan in accordance with Section 10.1.

9.3 If, after a Participant's exercise of an option under Section 9.1, an amount remains credited to the Participant's Account as of a Purchase Date, then the remaining amount shall be distributed to the Participant in cash as soon as administratively practical after such Purchase Date.

9.4 Except as otherwise set forth in this Section 9.4, the purchase price for each Share purchased under any option shall be 85% of the lower of:

(a) the Fair Market Value of a Share on the Enrollment Date on which such option is granted; or

(b) the Fair Market Value of a Share on the Purchase Date.

Notwithstanding the above, the Board may establish a different purchase price for each Share purchased under any option provided that such purchase price is determined at least thirty (30) days prior to the Accumulation Period for which it is applicable and provided that such purchase price may not be less than the purchase price set forth above.

9.5 If Shares are purchased by a Participant pursuant to Section 9.1, then such Shares shall be held in non-certificated form at a bank or other appropriate institution selected by the Administrator until the earlier of the Participant's termination of employment or the time a Participant requests delivery of certificates representing such shares. If any law governing corporate or securities matters, or any applicable regulation of the Securities and Exchange Commission or other body having jurisdiction with respect to such matters, shall require that the Company or the Participant take any action in connection with the Shares being purchased under the option, delivery of the certificate or certificates for such Shares shall be postponed until the necessary action shall have been completed, which action shall be taken by the Company at its own expense, without unreasonable delay.

Certificates delivered pursuant to this Section 9.5 shall be registered in the name of the Participant or, if the Participant so elects, in the names of the Participant and one or more such other persons as may be designated by the Participant in joint tenancy with rights of survivorship or in tenancy by the entireties or as spousal community property, or in such forms of trust as may be approved by the Administrator, to the extent permitted by law.

9.6 In the case of Participants employed by a Participating Subsidiary, the Board may provide for Shares to be sold through the Subsidiary to such Participants, to the extent consistent with and governed by Section 423 of the Code.

9.7 If the total number of Shares for which an option is exercised on any Purchase Date in accordance with this Article IX, when aggregated with all Shares previously granted under this Plan, exceeds the maximum number of Shares reserved in Section 4.1, the Administrator shall make a pro rata allocation of the Shares available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance of the cash amount credited to the Account of each Participant under the Plan shall be returned to him or her as promptly as administratively practical.

9.8 If a Participant or former Participant sells, transfers, or otherwise makes a disposition of Shares purchased pursuant to an option granted under the Plan within two years after the date such option is granted or within one year after the Purchase Date to which such option relates, or if the Participant or former Participant otherwise has a taxable event relating to Shares purchased under the Plan, and if such Participant or former Participant is subject to U.S. federal income tax, then such Participant or former Participant shall notify the Company or Participating Subsidiary in writing of any such sale, transfer or other disposition within 10 days of the consummation of such sale, transfer or other disposition, and shall remit to the Company or Participating Subsidiary or authorize the Company or Participating Subsidiary to withhold from other sources such amount as the Company may determine to be necessary to satisfy any federal, state or local tax withholding obligations of the Company or Participating Subsidiary. A Participant must reply to a written request, within 10 days of the receipt of such written request, from the Company, Participating Subsidiary, or Administrator regarding whether such a sale, transfer or other disposition has occurred.

The Administrator may from time to time establish rules and procedures (including but not limited to postponing delivery of Shares until the earlier of the expiration of the two-year or one-year period or the disposition of such Shares by the Participant) to cause the withholding requirements to be satisfied.

X. Withdrawal From the Plan; Termination of Employment; Leave of Absence; Death

10.1 Withdrawal from the Plan. Effective as of the last day of any calendar quarter during an Accumulation Period, a Participant may withdraw from the Plan in full (but not in part) by delivering a notice of withdrawal to the Company (in a manner prescribed by the Administrator) at least ten business days prior to the end of such calendar quarter (but in no event later than the June 1 or December 1 immediately preceding the Purchase Date for the Plan's two Accumulation Periods, respectively). Upon such withdrawal from participation in the Plan, all funds then accumulated in the Participant's Account shall not be used to purchase Shares, but shall instead be distributed to the Participant as soon as administratively practical after the end of such calendar quarter, and the Participant's payroll deductions shall cease as of the end of such calendar quarter. An Employee who has withdrawn during an Accumulation Period may not return funds to the Company or a Participating Subsidiary during the same Accumulation Period and require the Company or Participating Subsidiary to apply those funds to the purchase of Shares, nor may such Participant's payroll deductions continue, in accordance with Article VI. Any Eligible Employee who has withdrawn from the Plan may, however, re-enroll in the Plan on the next subsequent Enrollment Date following withdrawal in accordance with the provisions of Article VI.

10.2 Termination of Employment. Participation in the Plan terminates immediately when a Participant ceases to be employed by the Company or any Participating Subsidiary for any reason whatsoever, including but not limited to termination of employment, whether voluntary or involuntary, or on account of disability, or retirement, but not including death, or if the participating Subsidiary employing the Participant ceases for any reason to be a Participating Subsidiary. Participation in the Plan also terminates immediately when a Participant ceases to be an Eligible Employee under Article V or withdraws from the Plan. Upon termination of participation such terminated Participant's outstanding options shall thereupon terminate. As soon as administratively practical after termination of participation, the Company shall pay to the Participant or legal representative all amounts accumulated in the Participant's Account and held by the Company at the time of termination of participation, and any Participating Subsidiary shall pay to the Participant or legal representative all amounts accumulated in the Participant's Account and held by the Participating Subsidiary at the time of termination of participation.

10.3 Leaves of Absence.

(a) If a Participant takes a leave of absence (other than an Authorized Leave of Absence) without terminating employment, such Participant will be deemed to have discontinued contributions to the Plan in accordance with Section 8.3, but will remain a Participant in the Plan through the balance of the Accumulation Period in which his or her leave of absence begins, so long as such leave of absence does not exceed 90 days. If a Participant takes a leave of absence (other than an Authorized Leave of Absence) without terminating employment, such Participant will be deemed to have withdrawn from the Plan in accordance with Section 10.1 if such leave of absence exceeds 90 days.

(b) An Employee on an Authorized Leave of Absence shall remain a Participant in the Plan and, in the case of a paid Authorized Leave of Absence, shall have deductions made under Section 8.1 from payments that would, but for the Authorized Leave of Absence, be Base Earnings. An Employee who does not return from an Authorized Leave of Absence on the scheduled date (or, in the case of Qualified Military Leave, prior to the date such individual's reemployment rights under the Uniformed Services Employment and Reemployment Rights Act of 1994 have expired or terminated) shall be deemed to have terminated employment on the last day of such Authorized Leave of Absence (or, in the case of Qualified Military Leave, the date such reemployment rights expire or are terminated).

(c) An "Authorized Leave of Absence" means (a) a Qualified Military Leave, and (b) an Employee's absence of more than 90 days which has been authorized, either pursuant to a policy of the Company or the Participating Subsidiary that employs the Employee, or pursuant to a written agreement between the employer and the Employee, which policy or written agreement guarantees the Employee's rights to return to employment.

10.4 Death. As soon as administratively feasible after the death of a Participant, amounts accumulated in his or her Account shall be paid in cash to the beneficiary or beneficiaries designated by the Participant on a beneficiary designation form approved by the

Board, but if the Participant does not make an effective beneficiary designation then such amounts shall be paid in cash to the Participant's spouse if the Participant has a spouse, or, if the Participant does not have a spouse, to the executor, administrator or other legal representative of the Participant's estate. Such payment shall relieve the Company and the Participating Subsidiary of further liability with respect to the Plan on account of the deceased Participant. If more than one beneficiary is designated, each beneficiary shall receive an equal portion of the Account unless the Participant has given express contrary instructions. None of the Participant's beneficiary, spouse, executor, administrator or other legal representative of the Participant's estate shall, prior to the death of the Participant by whom he has been designated, acquire any interest in the amounts credited to the Participant's Account under the Plan.

XI. Miscellaneous

11.1 Interest. Interest or earnings will not be paid on any Employee Accounts.

11.2 Restrictions on Transfer. The rights of a Participant under the Plan shall not be assignable or transferable by such Participant, and an option granted under the Plan may not be exercised during a Participant's lifetime other than by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from the Plan in accordance with Section 10.1.

11.3 Administrative Assistance. If the Administrator in its discretion so elects, it may retain a brokerage firm, bank, other financial institution or other appropriate agent to assist in the purchase of Shares, delivery of reports or other administrative aspects of the Plan. If the Administrator so elects, each Participant shall (unless prohibited by applicable law) be deemed upon enrollment in the Plan to have authorized the establishment of an account on his or her behalf at such institution. Shares purchased by a Participant under the Plan shall be held in the account in the Participant's name, or if the Participant so indicates in the enrollment form, in the Participant's name together with the name of one or more other persons in joint tenancy with right of survivorship or in tenancy by the entireties or as spousal community property, or in such forms of trust as may be approved by the Administrator, to the extent permitted by law.

11.4 Costs. All costs and expenses incurred in administering the Plan shall be paid by the Company or Participating Subsidiaries, including any brokerage fees on the purchased Shares; excepting that any stamp duties, transfer taxes, fees to issue stock certificates, and any brokerage fees on the sale price applicable to participation in the Plan after the initial purchase of the Shares on the Purchase Date shall be charged to the Account or brokerage account of such Participant.

11.5 Equal Rights and Privileges. All Eligible Employees shall have equal rights and privileges with respect to the Plan so that the Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Notwithstanding the express terms of the Plan, any provision of the Plan which is inconsistent with Section 423 or any successor provision of the Code shall without further act or amendment by the Company or the Board be reformed to comply with the requirements of Code Section 423. This Section 11.5 shall take precedence over all other provisions in the Plan.

11.6 Applicable Law. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Kansas.

11.7 Amendment and Termination. The Board may amend, alter or terminate the Plan at any time; provided, however, that no amendment which would amend or modify the Plan in a manner requiring stockholder approval under Code Section 423 or the requirements of any securities exchange on which the Shares are traded shall be effective unless, within one year after it is adopted by the Board, it is approved by the holders of a majority of the voting power of the Company's outstanding shares. In addition, the Board (if appointed under Section 3.1) may amend the Plan as provided in Section 3.3, subject to the conditions set forth therein and in this Section 11.7.

If the Plan is terminated, the Board may elect to terminate all outstanding options either prior to their expiration or upon completion of the purchase of Shares on the next Purchase Date, or may elect to permit options to expire in accordance with the terms of this Plan (and participation to continue through such expiration dates). If the options are terminated prior to expiration, all funds accumulated in Participants' Accounts as of the date the options are terminated shall be returned to the Participants as soon as administratively feasible.

11.8 No Right of Employment. Neither the grant nor the exercise of any rights to purchase Shares under this Plan nor anything in this Plan shall impose upon the Company or Participating Subsidiary any obligation to employ or continue to employ any employee. The right of the Company or Participating Subsidiary to terminate any employee shall not be diminished or affected because any rights to purchase Shares have been granted to such employee.

11.9 Requirements of Law. The Company shall not be required to sell, issue, or deliver any Shares under this Plan if such sale, issuance, or delivery might constitute a violation by the Company or the Participant of any provision of law. Unless a registration statement under the Securities Act is in effect with respect to the Shares proposed to be delivered under the Plan, the Company shall not be required to issue such Shares if, in the opinion of the Company or its counsel, such issuance would violate the Securities Act. Regardless of whether such Shares have been registered under the Securities Act or registered or qualified under the securities laws of any state, the Company may impose restrictions upon the hypothecation or further sale or transfer of such shares (including the placement of appropriate legends on stock certificates) if, in the judgment of the Company or its counsel, such restrictions are necessary or desirable to achieve compliance with the provisions of the Securities Act, the securities laws of any state, or any other law or are otherwise in the best interests of the Company. Any determination by the Company or its counsel in connection with any of the foregoing shall be final and binding on all parties.

If, in the opinion of the Company and its counsel, any legend placed on a stock certificate representing Shares issued under the Plan is no longer required in order to comply with applicable securities or other laws, the holder of such certificate shall be entitled to exchange such certificate for a certificate representing a like number of shares lacking such legend.

The Company may, but shall not be obligated to, register or qualify any securities covered by the Plan. The Company shall not be obligated to take any other affirmative action in order to cause the grant or exercise of any right or the issuance, sale, or deliver of Shares pursuant to the exercise of any right to comply with any law.

11.10 Gender. When used herein, masculine terms shall be deemed to include the feminine, except when the context indicates to the contrary.

11.11 Withholding of Taxes. The Company or Participating Subsidiary may withhold from any purchase of Shares under this Plan or any sale, transfer or other disposition thereof any local, state, federal or foreign taxes, employment taxes, or other taxes at such times and from such other amounts as it deems appropriate. The Company or Participating Subsidiary may require the Participant to remit an amount in cash sufficient to satisfy any required withholding amounts to the Company or Participating Subsidiary, as the case may be.

Executed this 27th day of October, 2007.

GARMIN LTD.

By: /s/ Min H. Kao
Min H. Kao
Chairman and CEO

EXHIBIT 21.1

GARMIN LTD.

List of Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation
Garmin Corporation	Taiwan
Garmin International, Inc.	Kansas
Garmin USA, Inc.	Kansas
Garmin Realty, LLC	Kansas
Garmin AT, Inc.	Oregon
Digital Cyclone, Inc.	Minnesota
Garmin Australasia Pty Ltd.	Australia
Garmin Desenvolvimento de Sistemas de Aviação (Brasil) Ltda	Brazil
Dynastream Innovations, Inc.	Alberta, Canada
Garmin Danmark A/S	Denmark
Garmin Danmark Ejendomme ApS	Denmark
Garmin (Europe) Ltd.	England
Garmin Deutschland GmbH	Germany
Garmin Deutschland Verwaltungs GmbH	Germany
Garmin Deutschland Beteligungs GmbH &Co, KG	Germany
Garmin France SAS	France
Garmin Italia S.p.A.	Italy
Garmin N.V.	Netherlands Antilles
Garmin B.V.	Netherlands
Garmin Cooperatief UA	Netherlands
Garmin Acquisition B.V.	Netherlands
Garmin Iberia S.A.	Spain
Garmin Spain S.L.U.	Spain
Garmin Singapore Pte. Ltd	Singapore

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-124818) pertaining to the Garmin International, Inc. 401(k) and Pension Plan,
(2) Registration Statement (Form S-8 No. 333-125717) pertaining to the Garmin Ltd. 2005 Equity Incentive Plan,
(3) Registration Statement (Form S-8 No. 333-51470) pertaining to the Garmin Ltd. Employee Stock Purchase Plan, Garmin Ltd. 2000 Equity Incentive Plan, Garmin Ltd. Non-Employee Director's Option Plan, and
(4) Registration Statement (Form S-8 No. 333-52766) pertaining to the Garmin International, Inc. Savings and Profit Sharing Plan;

of our reports dated February 25, 2008, with respect to the consolidated financial statements and schedule of Garmin Ltd. and Subsidiaries, and the effectiveness of internal control over financial reporting of Garmin Ltd., included in this Annual Report (Form 10-K) for the year ended December 29, 2007.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 26, 2008

EXHIBIT 31.1

CERTIFICATION

I, Min H. Kao, certify that:

1. I have reviewed this report on Form 10-K of Garmin Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2008 By /s/ Min H. Kao

Min H. Kao
Chairman and Chief
Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Kevin Rauckman, certify that:

1. I have reviewed this report on Form 10-K of Garmin Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2008 By /s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer

EXHIBIT 32.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Min H. Kao, Chairman and Chief Executive Officer of Garmin Ltd. (the "Company") hereby certify that:

(1) The Annual Report on Form 10-K for the year ended December 29, 2007 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 26, 2008

/s/ Min H. Kao
Min H. Kao
Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Kevin Rauckman, Chief Financial Officer of Garmin Ltd. (the "Company") hereby certify that:

(1) The Annual Report on Form 10-K for the year ended December 29, 2007 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 26, 2008

/s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

BOARD OF DIRECTORS

Gene M. Betts (1) (2) (3)
Chief Financial Officer
Embarq Corporation

Donald H. Eller (2) (3)
Private Investor

Dr. Min H. Kao
Chairman and Chief Executive Officer
Garmin Ltd.

Thomas A. McDonnell (1) (2) (3)
President and Chief Executive Officer
DST Systems, Inc.

Charles W. Peffer (1) (2) (3)
Retired Partner
KPMG LLP

Clifton A. Pemble
President and Chief Operating Officer
Garmin Ltd.

(1) Audit Committee
(2) Nominating and Corporate Governance Committee
(3) Compensation Committee

Executive Officers

Dr. Min H. Kao
Chairman and Chief Executive Officer

Clifton A. Pemble
President and Chief Operating Officer

Kevin S. Rauckman
Chief Financial Officer and Treasurer

Andrew R. Etkind
General Counsel and Secretary

Dan J. Bartel
Vice President, Worldwide Sales
Garmin International, Inc.

Gary V. Kelley
Vice President, Marketing
Garmin International, Inc.

Brian J. Pokorny
Vice President, Operations
Garmin International, Inc.

Investor Relations

investor.relations@garmin.com
Security analysts, investment professionals and shareholders can find investor relations information on the Company's website at www.garmin.com/stock

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts, 02021, U.S.A.

Independent Accountants

Ernst & Young LLP

Market Information

The Common Shares of Garmin Ltd. are traded on the Nasdaq National Market under the symbol GRMN.

Offices

Garmin Ltd.
P.O. Box 10670
Grand Cayman KY1-1006
Suite 3206B
45 Market Street, Gardenia Court
Camana Bay, Cayman Islands

Garmin International, Inc.
1200 East 151st Street
Olathe, Kansas, 66062, U.S.A.

Garmin AT, Inc.
2345 Turner Road SE
Salem, Oregon, 97302, U.S.A.

Garmin Corporation
No. 68, Jangshu 2nd Rd.
Shijr, Taipei County, Taiwan

Garmin (Europe) Ltd.
Liberty House
Hounsdown Business Park
Southampton, SO40 9RB, U.K.

www.garmin.com

Dynastream Innovations, Inc.
228 River Avenue
Cochrane, Alberta
Canada T4C 2C1

Digital Cyclone, Inc.
5125 Country Road 101
Suite 300
Minnetonka, Minnesota, 55345, U.S.A.

Garmin France SAS
15 rue des Grands Prés
92000 Nanterre, France

Garmin Deutschland GmbH
Lochhamer Schlag 5a
Gräfelfing 82166, Germany

Garmin Italia SpA
Strada 8 Palazzo "L"
20089 Milanofiori – Rozzano
Milan, Italy

Garmin Iberia SA
C/Riera Montalegre s/n Nave 50
Poligono Indust Pomar de Dalt
Barcelona 08916

Garmin Danmark A/S
Hejrevang 19
Alleroed 3450

GARMIN

Garmin Ltd.
P.O. Box 10670, Grand Cayman KY1-1006
Suite 3206B, 45 Market Street, Gardenia Court
Camana Bay, Cayman Islands
345.640.9050

www.garmin.com

END

M00-60191-00